8/1

02069129

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DEPFA Deutsche Pfandbriefbank AG

*CURRENT ADDRESS An der Welle 5
D-60322 Frankfurt am Main

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 04822 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE: 2/20/03


BLOOMBERG
SWAP RELATIVE VALUE
1996 1997 1998 1999 2001 2002 2003 2004

Group Accounts in accordance with US-GAAP

DePfa Annual Report 2000

DePfa Group

PERFORMANCE IN FINANCE

Corporate profile


Public sector financial services
DePfa Group
Property business and IT services

DePfa Group is a specialist international financial institution that caters for public sector entities and the property sector. In 2002 DePfa Group will be split into two independent publicly listed banks allowing for an even greater focus on the different areas of business.

Public sector financial services

DePfa provides a broad range of products and services to public sector entities from government budget financing and financing of infrastructure projects to placing of public sector assets and advisory services. An investment banking approach exploits the link between DePfa's financing activities and its strong capital markets position with institutional investors. The budget financing activities, in particular, are underpinned by the successful issuing business where DePfa has pioneered major developments in the Pfandbrief market. The new public sector bank which will be based in Ireland will continue to develop its business activities in Europe, North America and Japan.

Property business

DePfa is a property specialist offering products and services in the areas of financing, asset management, advisory services and IT. Since the beginning of the 1990s DePfa has successfully built up an international property network spanning 15 countries. In addition, customers can rely on teams of experienced specialists covering individual types of property. DePfa IT Services is a leading European provider of software and IT services in the field of property management, with over 3,000 large institutional clients. With a wide offering of products and services the new property bank will focus on different customer groups made up of domestic and international commercial property investors, residential property developers, customers from the residential housing sector and private clients.

Since its privatisation in 1990 DePfa has undergone a profound transformation from a German state enterprise to an international bank with a market capitalisation today of approximately € 3 billion. The split in 2002 marks another great milestone for DePfa and is designed to create even more value for shareholders.

www.depfa.com

Group figures

Earnings	2000	1999	Change	
	€ m	€ m	€ m	%
Total net interest income	574	708	–134	–18.9
Net commission income	128	124	4	3.2
Trading result	8	54	–46	–85.2
Total earnings	**710**	**886**	**–176**	**–19.9**
Personnel expenditure	216	160	56	35.0
Other administrative expenses	131	109	22	20.2
Depreciation on fixed assets	33	30	3	10.0
Administrative expenditure	**380**	**299**	**81**	**27.1**
Other income and expenditure	1	–16	17	
Operating profit before provisions	**331**	**571**	**–240**	**–42.0**
Provision for loan losses	154	62	92	148.4
Net income before taxes	**177**	**509**	**–332**	**–65.2**
Taxes	–10	219	–229	
Profit attributable to minority interests	32	13	19	146.2
Net income	**155**	**277**	**–122**	**–44.0**

Ratios		
Cost/income ratio	53.5%	33.7%
Earnings per share (€)	4.31	7.68
RoE before taxes	9.2%	28.4%
RoE after taxes	8.1%	15.4%

Portfolio	31 Dec 2000	31 Dec 1999	Change	
	€ m	€ m	€ m	%
Public sector financing	112,373	107,398	4,975	4.6
of which international	64,530	57,450	7,080	12.3
Property financing	23,096	21,853	1,243	5.7
of which international	7,873	6,392	1,481	23.2
Other loans	2,080	5,161	–3,081	–59.7
Outstanding securities including loans taken up	81,797	83,487	–1,690	–2.0
Equity	1,990	1,929	61	3.2
Total assets	156,446	144,989	11,457	7.9

Management Board

DePfa
Deutsche Pfandbriefbank AG

Gerhard Bruckermann
Speaker (from 20.06.2000)

Karl-Heinz Glauner
Speaker (from 20.06.2000)

Dr. Thomas M. Kolbeck

Michael A. Kremer
(from 01.02.2000)

Dr. Peter Lammerskitten

Dr. Thilo Köpfler
Chairman
(until 20.06.2000)

DePfa Bank AG

Hans-Jochen Erlebach

Karl-Heinz Glauner

Dr. Thomas M. Kolbeck

Michael A. Kremer
(from 01.02.2000)

Dr. Peter Lammerskitten

Dr. Ralph Hill
Deputy Member
(from 02.04.2001)

Hermann Josef Merkens
Deputy Member
(from 02.04.2001)

Ulrich Claßen
(until 27.11.2000)

Dr. Thilo Köpfler
Chairman
(until 20.06.2000)

DePfa-Bank Europe plc

Management

Dermot M. Cahillane
Managing Director

DePfa USA Inc.

Fulvio V. Dobrich
Chief Executive Officer



Contents

Letter to Shareholders

Dear Shareholder

2000 was a year of consolidation for DePfa Group in terms of its financial results. However, it was also a year in which we instituted the most significant strategic changes in the 80-year history of our Group. The decline in net income for the year was in large part due to measures launching this new strategic course. The continued strategic development of our public sector finance and property businesses will lead to the split of DePfa Group into two independent banks. This has made it necessary to implement a thorough review of all the areas of risk in the Group and to take the appropriate steps that are reflected in the strong adverse impact on the results of the property business. Loan loss provisions have been increased from € 62 m to € 154 m. In addition, we have carried out a revaluation of our own property holdings, resulting in write-downs amounting to € 91 m. We plan to sell this property portfolio worth approximately € 1 bn in the next one to two years. After addressing the outstanding problem areas but also given difficult capital market conditions, DePfa Group's net income for the year totalled € 155 m, on a par with 1998, but 44% below the record year 1999. In 2001, we intend to again achieve the excellent results of 1999. We are therefore proposing an unchanged dividend of € 1 per share.

The split will give rise to two very different financial groups. The independent public sector finance group will be positioned over the next few years as one of the world's leading financial service providers for the public sector. The independent property group with its international structure will provide domestic and international clients with a comprehensive range of financial, advisory and IT services, enhancing its position as an international market leader.

We urge you as our shareholders to give your full backing to these plans. We will call an extraordinary shareholders' meeting in October 2001 where our strategic re-organisation will be put to the vote and the measures necessary for its implementation

Shareholders

Market capitalisation:
€ 3 bn
36 m shares



40%

8.34% Bayerische Beamten-Lebensversicherung aG
8.34% Schweizerische Lebensvers.- und Rentenanstalt
6.24% Versorgungsanstalt des Bundes und der Länder
5.67% Bankhaus Lampe KG
4.90% Deutscher Ring Beteiligungs-Holding
2.68% Schmidt-Bank
2.56% Entenial S.A.
1.27% Condor Lebensversicherungs-AG

Free float
DePfa Holding Verwaltungsgesellschaft mbH

will be submitted for your final approval. The definitive split under company law will then take place in mid-2002. As the current holder of one DePfa share, you will subsequently hold one public sector finance bank share and one property bank share.

The DePfa share began life after the IPO on 12 March 1991. In the ten years since then, the share price has posted above-average gains, outperforming all the relevant indices. Assuming that the dividends and all subscription rights were reinvested, a DM 10,000 investment in DePfa shares in March 1991 would have grown after 10 years into DM 57,600, corresponding to an average annual return of 19.2%. We are confident that the stock market will respond favourably to our reorganisation with a mark-up in the share price, given the generally all-round positive reactions to the presentation of our strategy. However, the weaker operating result in 2000 triggered a decline in the share price, and DePfa shares are currently trading at its lowest level for the year. We will shortly be publishing medium term profitability targets for the two separate banks, which will further highlight the potential of the strategic reorganisation.

The following pages of this Annual Report go into the main points outlined here in more detail. More information on the new structure will be provided at the forthcoming Annual General Meeting in Wiesbaden on 20 June 2001 which you are cordially invited to attend. The enclosed invitation to the Annual General Meeting gives details of the individual items on the agenda.

Yours faithfully

Bruckermann
Glauner

Dr. Kolbeck
Kremer
Dr. Lammerskitten

Strategic reorganisation

DePfa Group is currently preparing for a radical strategic reorganisation. By January 2002 the internal structure of the Group will be separated into two autonomous companies, and subject to the consent of the Annual General Meeting, the split into two independent publicly listed groups will follow in mid 2002. Present holders of DePfa shares will then own shares in a public sector finance bank and a property bank. This development can be seen as a logical step for both businesses in their approach to meet the specialist requirements of their respective client groups.

Net income for the year and RoE after tax - Group


€ m
%
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
7.3%
8.9%
9.6%
15.4%
8.1%
1996
1997
1998
1999
2000

from 1998 based on US-GAAP

© DePfa Group

Since its privatisation 11 years ago DePfa has successfully developed into an international specialist institution focusing on its core businesses of public sector finance and property / IT services. What used to be a state-owned institution with a low capital base, a small number of clients and a market limited by national boundaries has become a successful specialist institution with international reach. Given our development to date and a background of radical change in the financial services industry, a significant expansion of our company is now a very real possibility. The ideal solution is to split the DePfa Group into two independent, publicly listed banking groups. This complete legal separation of the public sector finance and property businesses is a major step in the company's 80-year history and will create value for all our stakeholders; our clients, shareholders and staff alike.

The aim of the restructuring in connection with the split is to create a public sector banking group headed by a parent company in Dublin. DePfa's public sector finance activities already extend far beyond the traditional limits of the German Mortgage Bank Act. This development calls for a new organisational framework, the central components of which will be DePfa-Bank Europe plc together with DePfa Deutsche Pfandbriefbank AG and DePfa Investment Bank Ltd. The Group will also be present at



further locations in New York, Tokyo and London, as well as in many of the capital cities of continental Europe.

Parallel to this, the property bank will be headed by DePfa Bank AG in Wiesbaden as its parent company. This bank will cater to the ever more sophisticated needs of clients that go far beyond traditional financing. A network of branches in Germany, Europe and the USA is already in place. Its activities will focus mainly on professional property clients. Some property banking units will be repositioned.

The strategies for the two businesses can be implemented with only partial success or none at all within the existing Group structure. We are constantly testing the limits of the German Mortgage Bank Act. A split would ensure that each business can focus without compromise on its respective client group and it is the only way to enable the new companies to continue their development and secure a long term increase in shareholder value.

There are many reasons to split the two businesses. These are the most salient:

(1) Equity investors have very different reasons for investing in public sector finance activities on the one hand and property activities on the other. A combination of two very different types of business may act as a deterrent to investors. The capital market will therefore give a greater valuation to two focused, specialist institutions more highly than the present mortgage bank model.

(2) The German Mortgage Bank Act and the specialist bank principle enshrined within it uniquely establish property business and public sector finance as the core business areas of a German mortgage bank. This made sense in the past but today these businesses diverge to such an extent that they offer absolutely no cross-selling potential.

(3) Splitting a company, particularly a financial institution, appears to fly in the face of the current trend of mergers and consolidation. However, the options for a specialist to respond to ever larger corporate units by seeking economies of scale are very limited. Of much greater significance are an even greater specialisation and international leadership in the relevant market segment.

(4) In public sector finance, funding advantages are crucial to a successful entry in new markets and the strengthening of customer ties. A strong capital base, excellent asset quality and a good credit rating are essential in this business. In the property business, capital markets

play less of a role. Rather, it is important to develop financing structures that cater to the ever more sophisticated needs of clients with a wide range of financial and other services, while also keeping a tight rein on overall financing risks.

The rating agency, Moody's, has already reacted positively to the announcement of the reorganisation by significantly upgrading the ratings of DePfa-Bank Europe plc and changing its 'negative outlook' for Deutsche Pfandbriefbank to 'stable'. The fundamental financial strength rating of the Group was raised from C+ to B, thereby placing DePfa in a small elite group of German banks.

(5) Two focused specialist institutions have attractive strategic options in the form of acquisitions and mergers, but these possibilities are restricted when two different business fields are combined.

There is currently a clear trend among financial service providers towards disaggregation, the process by which many companies prepare the take-over or spin-off of business units.

(6) The planned expansion of investment banking activities within public sector finance creates the need for an equity participation structure for key staff, and it would be difficult to attract investment bankers to a property-oriented group. On the other hand, a distinct property bank can project a much more focused image in the labour market, making it more attractive as an employer.

(7) In terms of tax issues, company law and banking supervision there are no drawbacks that significantly offset the commercial advantages of the reorganisation and the split.

Public sector finance and funding

The aim of the reorganisation is to position ourselves within a few years as one of the world's leading providers of public sector financial services. We shall cover the entire value chain for public sector financial services with a wide range of services, ranging from budget financing, project finance and infrastructure finance, through origination, underwriting and placing of public sector assets to credit analysis, advisory services and asset management. In the run-up to the split, we will expand these areas, allocating more capital to this business and strengthening our capital market activities.

Since its privatisation in 1990 with the resulting loss of the funding guarantee, DePfa's public sector finance activities have grown from its origins in the local authority loan business. Brokers were used in the acquisition of loans and the placement of the Pfandbrief issues in the capital markets. At the time, DePfa Group's funding costs were on average flat on a LIBOR basis, at around the same level as its competitors. In the meantime, DePfa has made a big strategic shift away from the use of brokers in its activities.

The **development of our public sector finance business** to its present position has been marked by an unswerving focus on the client. We have direct client contacts with many state entities. DePfa is now highly regarded for its leading edge expertise in capital market transactions and for its relationships with institutional investors. In addition, we are now the **global cost leader** in this particular field. In this context, cost leadership signifies a low interest cost burden that has been significantly reduced through our funding strategy. On the other hand, it also signifies low operating costs that relate very favourably to earnings in this business segment. DePfa Group's interest costs relative to LIBOR and the swap curve have fallen slightly over the last 7 to 8 years. Individual product and currency areas as well as various maturities have experienced

Volume of international public sector finance

as at 31 Dec 2000 – Group


€ bn
Japan 10.0
Canada 1.8
Switzerland 0.3
Greece 1.6
Finland 1.5
The Netherlands 2.0
U.K. 0.9
Austria 3.0
Poland 0.8
Portugal 0.9
Ireland 0.3
Sweden 1.7
Spain 8.7
Others 0.5
Italy 17.4
France 10.1
Denmark 1.1
Belgium/Luxemburg 2.0

© DePfa Group

DePfa Investment Bank Ltd.

Selection of transactions

REPUBLIC OF KAZAKHSTAN Eurobond **USD 350 m** Co-Lead Manager MAY 2000	**CITY OF BRATISLAVA** Eurobond **JPY 10,950 m** Co-Lead Manager AUGUST 2000	**PHOENIX GLOBAL** Sovereign Collateralized Bond Obligation **USD 250 m** Advisor SEPTEMBER 2000
REPUBLIC OF CROATIA Term Loan **EUR 320 m** Arranger SEPTEMBER 2000	**REPUBLIC OF POLAND** Eurobond **EUR 750 m** Co-Lead Manager FEBRUARY 2001	**REPUBLIC OF LITHUANIA** Eurobond **EUR 200 m** Co-Lead Manager FEBRUARY 2001

an increase in interest costs, while other areas have seen an improvement. Today, however, our crucial strategic advantage derives from the fact that the funding costs of our competitors and banks overall have risen by approximately 10 basis points over the same period. Compared with our competitors, our position is, as a result, far more favourable than the initial situation 8 years ago. This relative improvement has been made possible by **paying close attention to the investor base**. Our capital and money market products are ideally suited to the needs of major institutional investors worldwide and this has been complemented for many years by direct account management on the money market side. We are in regular daily contact with global fixed income investors via our deposit business. We intend to reinforce these relationships still further and use them over the next few years to sell other capital market products, including derivatives in addition to money market products and asset management.

Our low cost funding base stands in perfect unison with our low operating cost base. As a result, we are able to service major institutional clients efficiently. Through our franchise we are aiming to expand our financing business in Europe and to supplement our budget finance portfolio with higher margin business. Our low cost production gives us an edge in a highly competitive market.

Our expertise in credit analysis of public sector entities is just as important as our cost advantage, allowing an accurate pricing of public sector loans and, in particular, effective risk controlling. At DePfa-Bank Europe plc in Dublin, we have built up a centre of competence for credit analysis and loan approval. The standards for our credit analysis have uniform application worldwide in the Group and are integrated in our internal rating system. This unique expertise gives us a competitive edge when entering new markets, as is the case in Japan, in particular. Our credit analysis capability not only supports our investment decisions but is also applied successfully in the placing of securities issued by public sector debtors with other investors.

Furthermore, we have ensured that our internal rating procedures to reduce pressure on equity satisfy the conditions for the expected new Basel capital adequacy rules.

Our success so far can be largely attributed to the willingness of staff to produce particularly high quality work. An efficient investment banking mentality, which focuses both on the customer and value added, has emerged from an acute awareness that the DePfa Group can draw particular advantages from its excellent account management. Throughout the world, staff in the public sector finance division are conscious of the fact that DePfa's advantage lies solely in focusing on the interests of the public sector. It is the speed, flexibility and quality of our services that matter.

At DePfa's public sector finance bank, securitisation by means of Pfandbriefe is no longer the end as in a traditional German mortgage bank, but only the means to the end. Securitisation provides a stable earnings stream over several years. On the basis of our expertise in credit analysis, we shall continue to further expand our advisory and placement business with corresponding commission income.

We have now achieved a high degree of acceptance with public sector entities in **Western Europe**. In this respect, we are concentrating on those public sector

Property business and IT services

Our strategic objective is to create a flexible international property group with an international network and a comprehensive product range. We offer financial and advisory services, asset management and IT services to various client groups ranging from major German and international investors in commercial property to clients in the housing sector, residential property developers as well as private clients.

In future, our activities will focus increasingly on the following target groups and sectors:

(1) We have an outstanding position in **international property business** as a specialist in commercial property finance, and here our clients are primarily major German and international investors and property developers. With local staff complemented by teams of industry specialists, we have been able to concentrate on complex financing packages and advisory mandates. In this business line, the return on equity amounts to 35% before tax, with no record of loan losses in the last 10 years. We shall pursue our current strategy in this field, i.e. we shall extend our activities in Europe and expand into the USA as well.

(2) In **business with the institutional housing industry** we enjoy a dominant position in Germany. We act as principal bankers in all aspects of financing for our clients in this field, with the deposit-taking business constituting an important part of the product range. In recent years, we have also expanded our investment banking and advisory services. There are tremendous cross-selling opportunities for products of DePfa IT Services AG. For this business line we aim to consolidate and further develop our market position. Our aim is to go beyond traditional banking services and establish ourselves as an advisory bank for this client group, and in this respect we are able to structure modern financial solutions to meet individual client requirements. We shall achieve this by means of greater centralised management combined with the appropriate regional presence. At 30%, pre-tax RoE is already good and there have been virtually no loan losses recorded for this client group to date. It will be possible to increase profitability in this field still further via syndication and securitisation of long term financings.

(3) The **residential property development business** is a core area of expertise of our branches in Germany. Due to our decentralised approach and an in-depth knowledge of local markets, we





have built up an excellent reputation in the market in this particular field. We offer our clients principally development financing that comes with IT supported control programmes. We intend to expand this area of business primarily with market participants who have been established for many years. The expertise within the branches will be developed still further for this purpose and a nationwide network of centres of competence established. Our approach in this business combines product development and research areas with expertise pooled in regional centres of competence. However, stringent risk management remains important in this area of business. Where this is implemented successfully and with the appropriate operational size it will be possible to achieve pre-tax RoE of over 30% in this business line as well.

(4) With regard to **business with project developers and commercial property finance in Germany**, the former East Germany was considered to be a market of great potential at the beginning of the 1990s. However, the rapid build-up of business in eastern Germany led to considerable losses. Today, problem loans and repossessed properties are managed by workout groups.

In the meantime, our commercial property financing in Germany has got off to a fresh start with a very strong focus on prudent management, a high degree of structuring expertise and high standards with regard to our clients' credit standing. The entry of new client groups such as property companies and international investors clearly reflect changes in the market and give us the confidence that we will be able to implement our concept without any compromise on risk.

(5) In recent years, the **private client business** has been characterised by low volume growth. The lack of critical mass and the absence of cross-selling opportunities, combined with high production costs in our branch business, have led to low levels of profitability of 13% before tax. In addition, there has been a sharp deterioration in market conditions, with margins in standardised products falling to 0.3% over the last two years. DePfa Group will gradually withdraw from the private client business in its traditional form. Instead DePfa will concentrate on sales techniques that will not impact on the balance sheet. It will also manage the lending portfolio and new business through a separate company, which will also offer its services to third parties and thus achieve economies of scale.

International property lending portfolio - Group


€ m
Turkey 32
Poland 92
Czech Rep. 87
Switzerland 214
Spain 115
Italy 833
Denmark 638
Belgium/Luxemburg 617
Sweden 444
USA 705
U.K. 2,446
The Netherlands 805
France 845

© DePfa Group

We are already well positioned with **Hypotheken-Discount GmbH** as one of the leading German discount brokers for property financing in the private client segment. The company not only works under its own Hypotheken-Discount brand, but also overtly (co-branding) or covertly acts as a mortgage finance specialist for other banks or financial institutions. Call centres and the Internet are used to generate new business with very low production costs, both for DePfa and for other companies. We are currently studying the possibility of outsourcing the Bank's sales units into a joint unit with Hypotheken-Discount as well as further developing the sales concept in line with a multi-channel approach.

DePfa Hypotheken-Management GmbH was established in 1999. This is a highly developed processing platform which supplies a complete loan processing service for clients (DePfa or third parties). We have positioned ourselves in this part of the value chain with a stringent focus on workflow and more flexible service, combined with IT leadership, and offer this outsourcing product to banks or insurance companies. The products range from credit assessment by means of scoring procedures to loan commitments, an electronic client file, monitoring of payment transactions, loan administration and all aspects of risk management, including internal and statutory reporting. We shall

Property loans by sector – Group


€ bn
25
20
15
10
5
0
16.1
17.0
19.3
21.9
23.1
6.5
7.3
8.4
10.0
11.5
9.6
9.7
10.9
11.9
11.6
1996
1997
1998
1999
2000
Commercial property
Residential property
© DePfa Group

gradually transfer the processing of DePfa Bank's private client lending portfolio over to Hypotheken Management.

(6) **Syndication and securitisation** are becoming very important for our property business as a whole. In recent years, the level of new business has reached such a point that it would be unsuitable to keep our lending business permanently on our books. It may be that a single individual loan is too big or that a sub-portfolio has an excessively dominant position or that the ratio of lending as a whole to equity is not ideal. As a result of our market position and our excellent international track record, other banks are increasingly turning to us to participate in our financings.

To fully exploit our new business potential and enhance our profitability, we started to syndicate our financings in 1999 and have stepped up this activity in 2000, particularly in international business and intend to expand it further. In addition to syndicating individual loans, the sale of entire portfolios or securitisation is also becoming increasingly important. This instrument enables us to continue our expansion in fields where we are already well positioned, while at the same time maintaining an optimum portfolio structure. One example here is the securitisation of a hotel portfolio with

International property lending commitments

– Group



€ bn
%
61%
56%
41%
37%
22%
1996
1997
1998
1999
2000
International property lending commitments in € bn
Share of total property lending commitments in %
© DePfa Group

a volume of € 1 bn, which we placed a few weeks ago. Securitising loans also enables us to place low margin loans (e.g. in the private client business) in the market and free up equity which can then be invested in higher margin business. We are currently working on the securitisation of a large portion of our private client business and have taken into account the importance of syndication and securitisation by creating a unit dedicated to these areas.

(7) **Property asset management** is a sector which offers strong growth potential. We have built up expertise in closed-end property funds over many years and with the establishment of the euro-zone and abolition of previous investment restrictions, more and more medium sized institutional investors and insurance companies are looking at investing directly or indirectly in properties outside their traditional markets. In the light of more than 10 years' experience in the international markets, links with major players and readiness to invest in local markets, DePfa Group is a credible and sought-after partner for both German and international institutional investors. To service this market, we have established a property asset management company and the first property fund has already been launched. Investments focus primarily on shopping centres in Italy, France and Spain. We intend to significantly expand these activities over the next few years. To further enhance our expertise in structured finance and in placement activities we acquired DSF (Deutsche Structured Finance) last year. The various units in the Group will develop a powerful capability for acquisitions by building up the appropriate strategic planning and organisation functions.

IT services

The activities of the IT services business are grouped together in DePfa IT Services AG. As a provider of IT services for the property sector we have established long term relationships with some 3,000 clients. Business activities are subdivided into four segments: IT solutions, IT services, e-business and consulting.

We have already achieved a leading market position in the German residential property market. Our clients include private housing companies and institutional investors (banks, insurance companies, investment funds). Some 5.5 million residential units in Germany are managed using software products developed by DePfa IT Services. Elsewhere in Europe we are represented in France, the UK, Italy, Poland and Switzerland. In addition to our sales activities, international growth is also achieved through acquisitions. In February 2000 we acquired a 70% holding in Swiss company Rimo Consulting that has since become a wholly owned subsidiary. In May 2000 we acquired 70% of French-based company, Prem, in Orléans. DePfa IT Services UK Ltd was established in August 2000 and took over Systems Team in Coventry. We see significant growth potential for our IT products in these markets. Our aim is to continue to expand our market position in the major European countries.

We are at present developing Blue Eagle, a modular, new-generation software package standardised for use throughout Europe. Development work is on schedule, and existing systems will be gradually replaced over the next two years. The Group's e-business activities will also be expanded.

In view of the strategic importance of the e-business segment, our activities were transferred into two independent subsidiaries in 2000: B2B activities will in future be conducted by Mareon AG and B2C activities by DePfa IT Media AG, the latter being currently a research and development company.

To finance rapid growth in this business division, DePfa IT Services AG will be floated on the stock market at an appropriate time.

Net commission income 2000 – Group



€ m
100
90
80
70
60
50
40
30
20
10
0
87
37
4
IT services
Banking business
Other
© DePfa Group

Implementing the reorganisation

An extraordinary shareholders' meeting of DePfa Deutsche Pfandbriefbank AG will be convened in October 2001 where all the measures necessary to implement the reorganisation and the subsequent split of the Group will be submitted to shareholders for their approval. Subject to the consent of shareholders the following measures will be carried out:

A trustee appointed by DePfa Deutsche Pfandbriefbank will establish an Irish public limited company with its head office in Dublin. The new company will become the parent company for public sector finance activities with a full Irish banking licence. The exchange trustee will prepare an exchange offer to shareholders of DePfa Deutsche Pfandbriefbank AG and make preparations for trading of the shares of the new Irish company on the Frankfurt Stock Exchange.

DePfa Deutsche Pfandbriefbank will as far as possible transfer its property assets to DePfa Bank AG including, in particular, its property financing portfolio as well as participations in property companies.

It is envisaged that DePfa Bank AG will sell its 60% holding in DePfa Investmentbank Ltd to DePfa-Bank Europe plc at market value in December 2001. DePfa Bank AG will subsequently no longer be involved in public sector finance activities.

At the beginning of January 2002, the existing atypical silent holding of DePfa Deutsche Pfandbriefbank AG in DePfa Bank AG will be converted into shares in DePfa Bank AG by way of a capital increase against non-cash contributions. The sole remaining involvement of DePfa Deutsche Pfandbriefbank AG in DePfa Bank AG will then be as a shareholder.

It is also envisaged that the new Irish parent company will circulate a public offer to shareholders of DePfa Deutsche Pfandbriefbank AG to exchange their shares for certificated shares in the new Irish parent company in January 2002. The exchange offer will be executed by the new Irish parent company carrying out a capital increase against non-cash contributions. It is envisaged that the exchange offer will be dependent on the participation in the share exchange of at least 90% of the shareholders of DePfa Deutsche Pfandbriefbank AG.

Immediately after the share exchange has taken place the new Irish parent company will acquire all the shares held by DePfa Deutsche Pfandbriefbank AG in DePfa Bank AG and DePfa-Bank Europe plc by way of a cash purchase at market value. DePfa-Bank Europe plc will apply for a licence under the new Irish Pfandbrief legislation.

In the summer of 2002, the new Irish parent company will distribute all the shares in DePfa Bank AG to the shareholders of the new Irish company by way of a capital reduction for the purposes of a distribution in kind. The shares in DePfa Bank AG will be traded on the Frankfurt Stock Exchange after the distribution in kind. The execution of the capital reduction will mark the completion of the split of public sector finance activities from property finance activities.

After this stage it is planned that Catalina Management Ltd's 40% shareholding in DePfa Investmentbank Ltd will be brought into the new Irish parent company as a contribution in kind, thus taking the participation of the Irish parent company to 100%.

The following organisational charts illustrate the current Group structure and the planned future structure of the public sector finance bank and the property bank.

Current Group structure



DePfa Deutsche Pfandbriefbank AG
DePfa Bank Europe plc
DePfa Property Services BV
Various operating and property companies
Rome branch
Tokyo branch
DePfa Bank AG
DePfa Investmentbank Ltd.
DePfa USA Inc.
DePfa Capital Japan K.K.
DePfa-Bank France SA
DePfa Hypotheken Management GmbH
DePfa Immobilien Management GmbH
Hypotheken-Discount Vermittlungs GmbH
Property financing branches outside Germany
Dublin branch
Various operating and property companies
DePfa IT Services AG
Catalina Management Ltd.
40%
Public sector finance activities
Property activities

Structure after the split



DePfa Bank AG
DePfa-Bank France S.A.
DePfa Hypotheken Management GmbH
Hypotheken-Discount Vermittlungs GmbH
DePfa Immobilien Management GmbH
Immobilien AG
DePfa Property Services B.V.
Various operating and property companies
Branches / representative offices
Dublin branch (deposit-taking only)
DePfa IT Services AG
Irish Parent Company
(Irish universal bank)
DePfa-Bank Europe plc
(Irish Pfandbrief bank)
DePfa Deutsche Pfandbriefbank AG
DePfa Investmentbank Ltd.
DePfa USA Inc.
DePfa Capital Japan K.K.
Branches / representative offices
Public sector finance activities
Property activities

The DePfa share in 2000

2000 was a year of some volatility for the DePfa share price as the markets responded to a mixture of negative and positive news. Up until mid-2000 the share price continued its upward climb to reach an all time high of € 123.50 on 8th June, fuelled by the announcement of record breaking results for the full year 1999 and a very good performance in the first quarter of 2000. However, market sentiment became unfavourable, notably after the half-year 2000 results, when DePfa failed to sustain its high rate of profit growth that had consistently been in the high double digit range over the previous 2 years. More difficult capital market conditions in the second quarter forced DePfa to take a more prudent stance in its asset/liability management, which had been an important source of additional earnings to its core business activities. Also an increase in costs as DePfa invested in personnel in key growth areas of the public sector finance business and higher provisions in the property business contributed to the earnings slowdown.



The split of DePfa Group

In June 2000 the new co-speakers of the Management Board, Gerhard Bruckermann and Karl-Heinz Glauner, launched a radical reorganisation of DePfa that aims to create significant value for shareholders. Plans to split DePfa Group into two independently listed banking groups in 2002, each consisting of the public sector finance and property businesses, were announced alongside the 9-month results. Though reactions of investors towards the split were very positive the markets initially focused on the disappointing results that included a significant increase in provisions in the property business as well as costs that were partly related to preparing the new property bank for the split. This caused the share price to slip to a year low of € 71.80. Subsequent investor roadshows could address concerns about asset quality in the property portfolio and buying opportunities at a depressed price level allowed the share price to recover sufficiently to close at € 77.30 by year-end, up marginally by 4.3% for the year. When compared with other main indices, however, it is clear that the DePfa share held up well in an otherwise turbulent year in the stock markets, outperforming the DAX (-4.7%) and the CDAX-Banks (+1.2%) share indices.

The historical performance of the DePfa share is very impressive. An original investment of DM 10,000 in DePfa shares made at the IPO ten years ago, assuming earnings from dividends and subscription rights were also reinvested (so-called opération blanche), would now be worth DM 57,600, equivalent to an annualised return of 19.2%. This compares very favourably with the performance of the DAX index over the same period, which achieved an average return of 16.8%.

Performance of the DePfa share



%
800
700
600
500
400
300
200
100
0
Mar 91 Sep 91 Mar 92 Sep 92 Mar 93 Sep 93 Mar 94 Sep 94 Mar 95 Sep 95 Mar 96 Sep 96 Mar 97 Sep 97 Mar 98 Sep 98 Mar 99 Sep 99 Mar 00 Sep 00 Mar 01
DPF
DAX 100 banks
DAX
MDAX

© DePfa Group

Share price development in 2001

The downward trend of the DePfa share price from its peak in June 2000 was arrested in the early months of 2001 as the share traded well over the € 80 mark. At the end of March 2001 the share was trading at € 85.50, up 7.3% on the start of the year. This year the DePfa share has clearly outperformed both the DAX index (-7.3%) and DAX100 Banks index (+2.9%). There is still, however, significant upside potential in the share. Firstly, the full benefits of the split for both businesses are not reflected in the current DePfa share price. Markets should value two focused specialised institutions operating in distinctly separate lines of business more highly as the current business model. The present structure may have acted as a deterrent to those investors who may have been attracted to the public sector finance or property sides of the business. Secondly, both businesses are also pursuing very coherent growth strategies where activities will be developed in areas and regions where the two banks can clearly excel. A higher valuation for two separate entities has been confirmed by an independent valuation audit commissioned by DePfa and conducted by the UK investment bank Fox-Pitt, Kelton in November 2000 in connection with the split. Finally, the prospect of a more favourable operating and competitive environment in Germany will clearly benefit DePfa.

Stock split in 2002

Subject to the approval of the Annual General Meeting to separate DePfa into two independent listed companies that will become effective in midyear 2002 current shareholders of DePfa will receive one new public sector finance share and one new property bank share for every old DePfa share. Both companies' shares will be traded in Germany. The public sector finance bank, which will have its Head Office in Dublin, will be traded on the stock market in the form of Global Depository Receipts (GDR) or similar instrument to avoid the current high rate of stamp duty in Ireland for share transactions. GDRs trade and confer the same rights to shareholders as normal shares. Given that the public sector bank will be a non-German company it will no longer be included in the MDAX index, the mid-cap index for German companies. The new property bank will fulfil the criteria for inclusion in the MDAX.

Broad shareholder base

DePfa's shareholder base has become increasingly diversified. Since the privatisation of DePfa 40% of shares have been held by several insurance companies and private banks within a holding company (DePfa Holding Verwaltungsgesellschaft). Around 13% of shares are held in North America and a good 10% held by investors in both the UK and continental Europe ex Germany.

Detailed share price information

	2000	1999	1998
Number of shares outstanding (m)	36.0	36.0	36.0
EPS (€)	4.31	7.68	4.36
Dividend per share (€)	1.00	1.00	0.87
Pay out ratio (%)	23.2	13.0	19.9
Book value (Equity incl. retained earnings) per share (€)	55.28	52.58	47.16
Share price year high (€)	123.50	96.00	80.27
Share price year low (€)	71.80	71.00	51.13
PE ratio high (x)	28.7	12.5	18.4
PE ratio low (x)	16.7	9.2	11.7
Price/book value high (%)	223.4	182.6	170.2
Price/book value low (%)	129.9	135.0	108.4



Strong commitment to shareholder value

Since its privatisation in 1991 the market capitalisation of DePfa has increased more than seven times from € 400 million to € 3 billion. Starting off with no real advantages from reserves in industrial holdings or other non-core assets DePfa has relied entirely on its core operating businesses for its earnings. Thus DePfa has simply had to be the best in its discipline and to constantly develop new areas of expertise to increase profitability. DePfa has gained the confidence of investors with a very good record of achieving its RoE targets within the prescribed timeframe. In a further move to enhance the transparency of its accounts for investors DePfa was the first German bank to publish its Group accounts in accordance with US GAAP in 1999. A factor that has made the DePfa share particularly attractive to investors has been an innovative management incentive scheme (*Long-term incentive plan*) introduced at the end of 1997 that links share compensation of board members with the share price performance compared with a peer group. Unlike many other share compensation packages DePfa board members can, according to the rigorous criteria of the scheme, actually incur losses from varying degrees of underperformance of the share.

Active investor relations

DePfa has been conscious to maintain an active and frank communications policy with the investor community to achieve a fair valuation for the DePfa franchises. DePfa conducted a series of investor roadshows in 2000 with the participation of senior management following up its earnings releases, and the announcement of the split in late November. The DePfa website at **www.depfa.com** provides important up to the minute releases, including press statements and earnings reports as well as quick and easy access to recent presentations.

Business Development 2000

(Group Financial Overview)



For DePfa Group the strategic repositioning and the task of addressing all the outstanding problem areas in preparation for this were the overriding themes in 2000. As a result, Group net income for the year after deduction of minority interests fell by 44.0% to € 155 m. Earnings per share fell proportionately, from € 7.68 to € 4.31. The main developments and special factors in individual items in the P&L account and balance sheet are discussed below. Further information and details can be found in the Notes.

Profit and Loss Account

Difficult capital market conditions in 2000 resulted in a decrease in total net interest income to € 574 m (-18.9%). Treasury earnings made a significantly smaller contribution of € 22 m to the overall results, against € 118 m in the previous year. Net commission income rose by 3.2% to € 128 m.

Although the net trading result reported in the profit and loss account fell from € 54 m in the previous year to € 8 m, this was due to factors which in economic terms are to be valued very differently. On the one hand, this item includes the net trading result of DePfa Investment Bank Ltd whose trading activities are genuinely geared to making profits. At € 25 m, this result is up slightly on the previous year's good result. On the other hand, the item also includes interest rate derivatives treated under US GAAP as part of the trading portfolio. However, the majority of these transactions are for hedging purposes that are not aimed at generating trading profits and therefore do not constitute trading transactions from a strict economic standpoint. These items produced valuation losses of € 25 m in 2000 after valuation gains of € 26 m in 1999. This swing of € 51 m is of less significance if one considers that in economic terms the positions are generally held until maturity and valuation gains and losses tend to even themselves out over the full term. The same transactions have also produced interest accruals which contribute + € 8 m to the trading result reported in the profit and loss account.

Total revenues stood at € 710 m, down by 19.9% or € 176 m on the previous year.

Administrative expenditure increased by 27.1% to € 380 m. Approximately one third of this increase was due to the first-time consolidation of subsidiaries. At 35.0%, the rise in staff costs to € 216 m was particularly marked, the main factors here being the extended scope of consolidation, provisions for DePfa's Long Term Incentive Plan and, to a limited extent, staff recruitment. The increase in other administrative expenses (up 20.2% to € 131 m) relates mainly to the extended scope of consolidation, costs for certain advisory services and the reclassification of items previously reported under other operating expenditure at DePfa IT Services. Combined with lower income, the rise in administrative expenditure resulted in a higher cost/income ratio, which was up from 33.7% in 1999 to 53.5% in 2000. We anticipate that the cost/income ratio will return to a normal level in 2001.

The balance of other operating income and expenditure amounted to € 1 m (1999: – € 16 m). Items relating to measures taken to address outstanding problems in the German property business are reported under other expenditure as well as under provisions. A strategic repositioning of the new property bank can only succeed once outstanding problems from the past have been properly addressed. DePfa is planning an exit strategy for its own property holdings (bank buildings, joint ventures and repossessed properties) that required a revaluation of these properties. Write-downs amounting to € 91 m were therefore necessary in 2000 and have been charged to other expenditure. This position also contains a charge for restructuring amounting to € 18 m that largely relates to future costs for advisory services and to the reshuffling of companies within the Group necessary for the split into two independent groups. Positive earnings within other income came from the sale of securities, rental income and the consolidation of special investment funds.

Financing volume – Group



€ m
160
140
120
100
80
60
40
20
0
81.0
95.9
109.8
134.4
137.5
1996
1997
1998
1999
2000
Other loans
Residential property finance
Commercial property finance
Public sector finance


117,451
74,637
70,400

Overall, the operating profit before risk provisions fell by 42.0% to € 331 m.

The significant rise in provisions of 148.4% to € 154 m relates to the reassessment of risk in the lending portfolio carried out in connection with the strategic restructuring of DePfa Group and to specific problems in the lending portfolio at a German branch. In the international property business, DePfa has not posted any loan defaults or non-performing loans to date, and no specific provisions have been necessary in this unit.

Provision for loan losses

€ m	2000	1999
Additions to specific charges/provisions	210	138
Release of specific charges/provisions	46	47
Additions to general provisions	0	2
Release of general provisions	8	24
Income from loans already written off	2	7
Provision for loan losses	**154**	**62**

Additions to specific charges and provisions totalled € 210 m, a rise of 52.2% on the previous year. At € 46 m, releases of specific charges and provisions were marginally below the 1999 level. The balance of general provisions resulted in a small net release of € 8 m, while recoveries on loans written off amounted to € 2 m.

Pre-tax profit after loan loss provisions was down 65.2% to € 177 m. The positive tax position of € 10 m was due to the high proportion of foreign earnings subject to more favourable taxation and to write-backs of deferred taxes set aside in Germany in the previous year following the lowering of the tax rate bands. Taxes on operating earnings stood at € 19 m against income from write-backs of deferred taxes of € 29 m.

After minorities of € 32 m (up from € 13 m in the previous year), net income for the year was € 155 m, on a par with 1998, but 44.0% below the record result of 1999.
A proposal to pay an unchanged dividend of € 1 per share will be put to the Annual General Meeting.

Segment reporting

Segment reporting breaks down the p&l items, outlined above, according to operating units. Profitability in the public sector finance business has been running at a high level for many years. With an RoE of 21.9% after tax 2000 was generally satisfactory.

Difficult capital market conditions led to a decline in net interest income, down from € 317 m to € 221 m. We have been very prudent in our asset/liability management and have therefore largely resisted boosting the Treasury result with additional earnings. Treasury earnings on a Group-wide basis were down from € 118 m in 1999 to € 22 m in 2000. Here it should be stressed that

Segment reporting by operating units

in € m	Public Sector financing		Property bank[1] [2]	Property business Total		IT and corporate consultancy		Consolidations/ reconciliation others		DePfa Group	
	2000	**1999**	**2000**	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**
Total net interest income	221	317	399	336	394			17	–3	574	708
Net commission income	6	4	35	35	32	108	102	–21	–14	128	124
Trading result	38	26	–30	–30	28					8	54
Administrative expenditure	73	50	210	210	178	104	73	–7	–2	380	299
Balance of other income and expenditure	5	–31	41	–15	12	5	–8	6	11	1	–16
Provision for loan losses	–1		155	155	62					154	62
Income before income taxes	**198**	**266**	**80**	**–39**	**226**	**9**	**21**	**9**	**–4**	**177**	**509**
of which income from treasury activities	1	39	21	21	79					22	118
of which income from payment transactions						15	15			15	15
Income taxes	30	92		–44	116	8	12	–4	–1	–10	219
Profit attributable to minority interests								32	13	32	13
Group net income	**168**	**174**		**5**	**110**	**1**	**9**	**–19**	**–16**	**155**	**277**
Allocated equity	770	643	1,005	1,053	1,043	51	51	50	55	1,924	1,792
Cost/income ratio	27.6%	14.3%	52.0%	61.6%	39.2%	96.8%	71.6%			53.5%	33.7%
RoE before tax	25.7%	41.3%	8.0%	–3.7%	21.7%	17.0%	42.1%			9.2%	28.4%
RoE after tax	21.9%	26.9%		0.5%	10.6%	1.8%	17.7%			8.1%	15.4%

[1] Total property business excluding the asset pool, i.e. excluding the property holdings to be hived off, but including all specific loan loss provisions.
[2] As a result of the special factors in the tax account for 2000, no amount of the tax charge is allocated to the property bank.

these earnings derive from operations conducted on a Group-wide scale rather than according to individual business units or legal entities. We have allocated significantly more equity to the public sector finance business with average equity rising by 19.8% to € 770 m in preparation for the split of the two businesses.

The adjustments for outstanding problems mentioned above have led to a decrease in the results of the property business, with net income for the year at € 5 m. The left hand column in the table shows the results of the property bank, net of the property holdings which are to be hived off. It can be seen that the disposal of these holdings will lead to a marked improvement in earnings. This measure will also free up equity, thereby improving the return on equity for the property division. In the IT services segment heavy investments caused the pre-tax result to fall from € 21 m to € 9 m.

Financing

Total DePfa Group financing volume in 2000 was up by € 3.1 bn to € 137.5 bn. Continuing the trend of previous years, and in line with our international orientation, non-German lending was the driving force behind this growth. International public sector financing rose by 12.3% to € 64.5 bn, while public sector financing in Germany declined by € 2.1 bn to € 47.8 bn. Total public sector financing rose by 4.6% to € 112.4 bn, and with a share of 81.7% makes up the overwhelming majority of total DePfa Group financing. 79.7% of our public sector financing carries a risk weighting of 0%, while 19.0% carries a risk weighting of 20.0%. The high proportion of virtually risk-free assets combined with a broad regional diversification reflect an excellent risk structure. Within Europe, the breakdown of our exposure largely reflects the total public debt of the individual countries. Outside Europe, we have increased our financing volume in Japan significantly to € 10.0 bn (+23.7%) as well as in Canada, where the volume has risen by +97.9% to € 1.8 bn.

DePfa Group's property finance portfolio bears further testimony to the Group's broad international diversification. Non-German business accounts for € 7.9 bn, or 34.1%, of the portfolio, against 29.2% in





Financing Volume

	2000		Changes on previous year	
	€ m	%	€ m	%
Public sector financing	**112,373**	**100.0%**	**4,975**	**4.6%**
of which Germany	47,843	42.6%	-2,105	-4.2%
of which international	64,530	57.4%	7,080	12.3%
of which 0% weighting	89,605	79.7%	2,143	2.5%
of which 20% weighting	21,335	19.0%	2,282	12.0%
Property financing	**23,096**	**100.0%**	**1,243**	**5.7%**
of which Germany	15,223	65.9%	-238	-1.5%
of which international	7,873	34.1%	1,481	23.2%
of which residential	11,611	50.3%	-237	-2.0%
of which commercial	11,485	49.7%	1,480	14.8%
Other loans	**2,080**		**-3,081**	**-59.7%**
Financing volume	**137,549**	**100.0%**	**3,137**	**2.3%**
of which Germany	64,619	47.0%	-3,649	-5.3%
of which international	72,930	53.0%	6,786	10.3%
of which public sector financing	112,373	81.7%	4,975	4.6%
of which property financing	23,096	16.8%	1,243	5.7%
of which other loans	2,080	1.5%	-3,081	-59.7%

New Commitments

Public sector financing	**22,934**	**100.0%**	**-10,837**	**-32.1%**
of which Germany	8,085	35.3%	-2,838	-26.0%
of which international	14,849	64.7%	-7,999	-35.0%
of which 0% weighting	15,645	68.2%	-8,111	-34.1%
of which 20% weighting	7,289	31.8%	-2,495	-25.5%
Property financing	**6,942**	**100.0%**	**-703**	**-9.2%**
of which Germany	2,742	39.5%	-619	-18.4%
of which international	4,200	60.5%	-84	-2.0%
of which residential	2,349	33.8%	-679	-22.4%
of which commercial	4,593	66.2%	-24	-0.5%
Other loans	**967**		**242**	**33.4%**
Total new commitments	**30,843**	**100.0%**	**-11,298**	**-26.8%**
of which Germany	11,627	37.7%	-3,382	-22.5%
of which international	19,216	62.3%	-7,916	-29.2%
of which public sector financing	22,934	74.4%	-10,837	-32.1%
of which property financing	6,942	22.5%	-703	-9.2%
of which other loans	967	3.1%	242	33.4%




the previous year. As at the year-end, the property finance volume totalled € 23.1 bn, a rise of 5.7%. While international financing increased by 23.2% to € 7.9 bn, German business volumes fell by 1.5%. It should be noted once more that no problems in the international property portfolio have arisen.

In the period under review, total Group assets increased by 7.9% to € 156.4 bn.

Funding

As at the year-end, DePfa Group securities outstanding totalled € 79.2 bn (-0.1%). With a volume of € 59.7 bn or 75.4% of the total the Pfandbrief, particularly the public sector Pfandbrief (€ 54.9 bn), was the Group's most important funding instrument. At € 35.6 bn, our Global and Jumbo Pfandbriefe, which represent the largest and most important funding source, are worthy of special mention. We have continued to expand our Global Pfandbrief programme and in 2000, Globals #3 and #6 were increased to € 5 bn each. These increases were very well received by the capital markets, as was the issue of our Global #7 (€ 3.5 bn), which was placed in February of this year.

In 2000, we raised funding of € 13.8 bn, equivalent to a decline of 28.5% and this reflects difficult capital market conditions. With its high standing in the capital markets and its extensive issuance business, DePfa ranks among the largest and most innovative issuing houses in Europe.

Primary sales of Jumbo and Global Pfandbriefe totalled € 6.9 bn for the year. DePfa issued traditional Pfandbriefe amounting to € 0.1 bn. In the short term funding segment our activities focused on the issue of medium term notes (€ 3.5 bn). Other debt securities (€ 2.8 bn) and borrowings (€ 0.5 bn) completed the funding mix.

Equity

DePfa Group's liable equity capital as defined by Article 10a of the German Banking Act (KWG) totals € 3.3 bn, of which € 2.0 bn consists of Tier I capital and € 1.3 bn supplementary capital. The solvency ratios under the German Banking Act are 7.0% for Tier I capital and 10.9% for total capital. With regard to the Bank for International Settlement ratios, the Tier 1 capital ratio stands at 6.1% and the total capital ratio at 9.8%.

Derivatives

The Group's parent company, DePfa Deutsche Pfandbriefbank AG, and DePfa-Bank Europe plc may only enter into derivative transactions to hedge against interest and foreign exchange risk. DePfa Bank AG and its subsidiary, DePfa Invest-

Currency Tableau Eurobonds/MTNs

Currency	Nominal amount	Interest	Year of maturity
EUR	12 m	Structured Note	2005
CHF	150 m	2.49%	2001
ZAR	200 m	12%	2003
PLN	250 m	15.50%	2001
CZK	750 m	7%	2004
CZK	650 m	6.50%	2005
SKK	1 bn	9.25%	2003
EUR	15 m	CMS	2014
PLN	600 m	12%	2005
CHF	200 m	3.50%	2001
CHF	150 m	3.46%	2001
GBP	35 m	FRN	2001
PLN	100 m	18%	2001
AUD	30 m	FRN	2003
AUD	300 m	6.50%	2003
JPY	50 bn	1.25%	2005
PLN	100 m	17.50%	2001
GBP	300 m	FRN	2002
HKD	100 m	7.05%	2003
PLN	100 m	18%	2001

ment Bank Ltd, however, may trade in derivatives as well as use them for hedging purposes. In the DePfa Group as a whole, the volume of derivative transactions amounted to € 159.2 bn as at 31 December 2000.

Risk report

Risk control is a core area of competence in the banking business and is therefore a crucial factor for success in this competitive field. Detailed comments on risk and risk management can be found in the Notes in this Annual Report.

Outlook

In the last few years the strategic positioning of DePfa Group, with its focus on clearly defined areas of expertise and on Europe as its domestic market, has proved very successful. This has given a sound basis for the Management Board and Supervisory Board of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG to take key decisions regarding the future strategic course of the DePfa Group. By January 2002, the internal structure of DePfa Group will be divided into two independent companies. Subject to the consent of the extraordinary shareholders' meeting, the split of these two banks into two independent publicly listed banking groups will come into force in mid-2002. This will create a public sector finance bank with an Irish parent company, and an international property bank with DePfa Bank AG as its parent company.

The restructuring and split of DePfa Group are a logical step in our strategic specialisation. Although the split will not take effect until 2002, major preparations will be undertaken in the current year.

The public sector finance group will have an Irish parent company and DePfa-Bank Europe plc in Dublin, which is at present a subsidiary of DePfa Deutsche Pfandbriefbank AG, will have a decisive role to play. With a wide range of products, this new banking group will be positioned along the entire value chain of public sector financial services worldwide. This structure has an ambit that goes far beyond the traditional boundaries of the German Mortgage Bank Act. Thus though DePfa Deutsche Pfandbriefbank AG will still be a major force in the new group it will have the character of a specialist institution, operating as a subsidiary. To put this strategic course into effect, we intend to remove as far as possible much of the property financing off the books of DePfa Deutsche Pfandbriefbank AG. DePfa Deutsche Pfandbriefbank AG will continue to pursue and expand its current public sector finance activities, in particular the issuance of German Pfandbriefe.

DePfa Bank AG will, as the parent company of the property banking group, operate along the lines of a universal bank rather than of a mortgage bank. The participation in DePfa Investment Bank Limited will be transferred to the public sector finance bank (DePfa-Bank Europe plc).

This bank will cater to the ever more sophisticated needs of clients that go far beyond traditional financing. Its activities will be centred on professional property clients and it will continue to focus on expanding its profitable international property finance business as a matter of priority. Syndication and securitisation will enable us to build up our customer relationships whilst also both reducing pressure on equity and increasing profits.

A wide ranging strategic review of our business activities in Germany was carried out. Our target client groups will be the housing sector, residential property developers and investors and developers in commercial property. Much greater importance will be attached to the creditworthiness and professionalism of clients and our product range will reflect the changing needs of clients. The organisational structure in Germany will be slimmed down and brought into line with the reorganisation.

In view of the one-off nature of the charges in the past financial year, we are confident that as a Group we will again achieve the excellent results of previous years. Our strategic repositioning will create substantial value for all our stakeholders – clients, shareholders and staff alike.

Funding mix 2000

Primary sale of securities in € m – Group



Jumbo Pfandbriefe 3,498
Traditional Pfandbriefe 56
MTN 3,526
Other bonds 2,788
Global Pfandbriefe 3,432
Loans taken up 509

© DePfa Group



Group Accounts 2000

in accordance with US GAAP

Table of contents

Management Board declaration

The Management Board of DePfa Deutsche Pfandbriefbank AG is responsible for preparing the Group Accounts.

The Group accounts were drawn up in accordance with the United States Generally Accepted Accounting Principles (US GAAP) and also comply with the requirements defined in the 4th and 7th EU Directive and EU Bank Accounts Directive. The explanations provided in DePfa Group's annual report are consistent with the Group accounts.

The DePfa Group's comprehensive internal management and monitoring system as well as uniform accounting and valuation principles ensure that Group accounting and reporting is properly carried out.

In addition to a written outline of the entire organisation, DePfa Group's internal control system comprises records of central work procedures, including detailed rules on areas of competence.

The central risk management system, which complies with the requirements for an early warning system as defined in KonTraG (Law on Corporate Control and Transparency), is the basis for constant monitoring of counterparty exposure and market risk in the Group.

Furthermore, business processes are constantly monitored by Group Audit on the basis of comprehensive audit plans, which check that business procedures are carried out properly and efficiently. With regard to the future banking supervisory regulations on capital adequacy for operating risks, measures are already underway to build on our existing procedures and organisational structure to develop a comprehensive system to identify such risks.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft has audited the Group accounts prepared in accordance with US GAAP as well as the Group financial overview for financial year 2000 and provided them with an unqualified auditors' opinion.

The Balance Sheet Committee of the Supervisory Board has discussed the Group accounts, the Group financial overview and the Auditors' Report at length with the auditors and has reported back to the Supervisory Board.

Wiesbaden, 12 April 2001

DePfa Deutsche Pfandbriefbank AG

Bruckermann Glauner

Group balance sheet at 31 December 2000

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets (€ m)	(Notes)	31 Dec. 2000	31 Dec. 1999
Cash and balances with central banks	(1)	1,204	1,042
Public sector debt instruments and bills, which are admitted for refinance at central banks		203	–
Loans and advances to banks	(2) (4)	12,584	13,625
Loans to customers	(3) (4)	78,135	76,855
Debt securities and other fixed-income securities	(5)	56,418	47,132
Equities and other non fixed-income securities	(5)	344	562
Participations	(6)	358	302
Intangible assets	(7)	50	41
Property and equipment	(8)	177	231
Other assets	(9)	2,134	840
Prepayments and accrued income	(10)	4,839	4,359
Total assets		**156,446**	**144,989**

The accompanying Notes are an integral part of these Group accounts.



Shareholders' equity and liabilities (€ m)	(Notes)	31 Dec. 2000	31 Dec. 1999
Deposits by banks	(11)	44,489	38,633
Deposits by customers	(12)	13,287	11,775
Securitised liabilities	(13)	86,998	84,641
Other liabilities	(14)	2,562	1,638
Accrued and deferred income	(15)	5,074	4,634
Provisions	(16)	306	377
Hybrid capital	(17)	1,435	1,311
Minority interests	(18)	305	51
Equity	(18)		
Subscribed capital		108	108
Capital reserves		416	416
Profit reserves		1,490	1,338
Other comprehensive income		–64	31
Group retained income		40	36
Total liabilities		**156,446**	**144,989**

Contingent liabilities and irrevocable loan commitments	(34)		
Contingent liabilities on guarantees and indemnity agreements		1,131	1,067
Irrevocable loan agreements		4,407	6,091

Group profit and loss account

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden for the period 1 January–31 December 2000

€ m	(Notes)	1 Jan.–31 Dec. 2000	1 Jan.–31 Dec. 1999
Interest receivable and similar income from			
lending business and money market transactions	(22)	5,298	4,950
fixed interest securities	(22)	2,530	1,780
Interest payable and similar expenditure	(22)	7,281	6,033
Net interest income		**547**	**697**
Income from non fixed-income securities and equity interests	(23)	27	11
Commission income	(24)	203	182
Commission expenditure	(24)	75	58
Trading result	(25)	8	54
Other income	(26)	172	64
Other operating income		**335**	**253**
General administrative expenditure	(27)	347	269
Depreciation on intangible assets and property and equipment		33	30
Other expenditure	(28)	171	80
Operating results before provision for loan losses		**331**	**571**
Provision for loan losses	(4)	154	62
Income before income taxes		**177**	**509**
Income taxes	(29)	–10	219
Income after taxes		**187**	**290**
Miniorty interest income		32	13
Group net income for the year		**155**	**277**
Weighted average number of ordinary shares in circulation	36,000,000		
Earnings per share (€)		**4.31**	**7.68**
Diluted earnings per share (€)		**4.31**	**7.68**

The accompanying Notes are an integral part of these Group accounts.

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ m	2000 Application of funds	2000 Source of funds	2000 Balance of funds inflow	1999 Application of funds	1999 Source of funds	1999 Balance of funds inflow
Net income for the year		155			277	
Non-cash items included in net income and transfers to cash flow from operating activities						
Provision for loan losses		156			69	
Carrying value adjustments on foreclosed assets/asset pool		73			24	
Depreciation and write-offs on property and equipment on financial assests an intangible assets		55			31	
Valuation trading derivatives		25		29		
Deferred taxes	29				67	
Increase in accrued interest income	548			395		
Increase in accrued interest expenditure		359			482	
Other non cash items		44		27		
Subtotal	577	867	290	451	950	499
Gain/loss on sale of securities available for sale Gain/loss on trading securities	40				29	
Increase/decrease in other assets	1,362			82		
Increase/decrease in other liabilities		1,141			137	
Cash flow from operating activities	1,979	2,008	29	533	1,116	583

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ m	2000 Application of funds	2000 Source of funds	2000 Balance of funds inflow	1999 Application of funds	1999 Source of funds	1999 Balance of funds inflow
New property finance loans	6,666			7,904		
Property finance loans repayments		5.423			5,336	
New public sector loans	7,355			11,592		
Public sector loan repayments		9,966			13,232	
Change in other loans and advances to banks and customers	1,736				931	
Purchase of securities available for sale and securities held to maturity	21,648			38,368		
Sale of securities available for sale and held to maturity		12,579			14.744	
Addition to foreclosed assets	–			31		
Sale of foreclosed assets		22			113	
Purchase of property, plant and equipment and financial assets	224			371		
Sale of property, equipment and financial assets		79			17	
Change in scope of consolidation	14			0		
Cash flow from investment activites	**37,643**	**28,069**	**–9,574**	**58,266**	**34,373**	**–23,893**
Issue of preferred securities		220			0	
Loan notes raised		509			755	
Loan notes repaid	2,124			109		
New issue of securities liabilities		21,422			24,210	
Securities liabilities repaid	19,065			17,451		
Other amounts raised from banks and customers		8,984			16,708	
Dividends paid	36			31		
Cash flow from financing activity	**21,225**	**31,135**	**9,910**	**17,591**	**41,673**	**24,082**
Cash and cash equivalents at end of previous period			**1,042**			**270**
Cash flow from operating activities			29			583
Cash flow from investment activities			–9,574			–23,893
Cash flow from financing activities			9,910			24,082
Effect of changes in exchange rates			0			0
Cash and cash equivalents at end of period			**1,407**			**1,042**
Interest paid			6,927			5,588
Income tax paid			79			124

The accompanying Notes are an integral part of these Group accounts.

Group statement of changes in shareholders' equity

€ m	Subscribed capital	Capital reserve	Profit reserve	Group retained income	Other Comprehensive Income Unrealised gains/losses from market valuation of securities	Other Comprehensive Income Accumulated effects of currency translation	Total
Balance at 1 January 1999	**92**	**432**	**1,097**	**31**	**76**	**1**	**1,729**
Group net income	–	–	241	36	–	–	277
Other comprehensive income	–	–	–	–	–59	13	–46
Comprehensive income							**231**
Dividends	–	–	–	–31	–	–	–31
Capital increase from company funds	16	–16	–	–	–	–	–
Purchase of treasury stock	0	0	–	–	–	–	0
Balance at 31 December 1999	**108**	**416**	**1,338**	**36**	**17**	**14**	**1,929**
Group net income	–	–	115	40	–	–	155
Other comprehensive income	–	–	37	–	–96	1	–58
Comprehensive income							**97**
Dividends	–	–	–	–36	–	–	–36
Sale of treasury stock	0	0	–	–	–	–	0
Balance at 31 December 2000	**108**	**416**	**1,490**	**40**	**–79**	**15**	**1,990**

The accompanying Notes are an integral part of these Group accounts.

Notes to the Group accounts

(1) General principles

The Group accounts of DePfa Deutsche Pfandbriefbank AG for financial year 2000 were prepared in accordance with the United States Generally Accepted Accounting Principles (US GAAP). In order to provide the same information as accounts drawn up in accordance with the German Commercial Code (HGB), the Group accounts comply with the EU Bank Accounts Directive (86/635/EEC) and the EU Group Directive (83/349/EEC).

The Group accounts are supplemented by a Group financial overview as well as an explanation of the differences between US GAAP Group accounts and those drawn up pursuant to German law as stipulated in section 292a of the German Commercial Code. The Group accounts and the Group financial overview to be entered into the commercial register therefore conform to the 7th Directive of the European Council as well as to the Directive of the European Council concerning company and group accounts for banks and other financial institutions.

In principle, the amounts disclosed in these Group accounts in accordance with US GAAP are reported in € million to ensure ease of reading. The Group accounts were converted from Deutschmarks into Euro at the rate applicable on January 1, 1999. Where it was not appropriate to translate the terms used in US GAAP into German for the German accounts, the original term has been retained. A contextual explanation of the terms used is given in the glossary of the Annual Report. In some instances we have adjusted the figure in the previous year to ensure comparability.

(2) Differences between the German Commercial Code (HGB) and US GAAP

The differences between the German Commercial Code and US GAAP, which are relevant to the Group accounts of DePfa Deutsche Pfandbriefbank AG, are set out below.

Securities

In accordance with SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities), securities are classified into three categories depending on the purpose for which they were purchased: held to maturity, available for sale and trading.

Securities held to maturity are recorded at net book value. In valuing securities available for sale, changes in their market value are recorded in other comprehensive income without impacting profit and loss while changes in the market value of trading securities are recorded in the profit and loss account.

By contrast, under the German Commercial Code a valuation at the lower of cost or market is mandatory. All changes in valuation are charged to the profit and loss account.

Repurchased debt securities

Under US GAAP, debt securities, which are repurchased, lead to a reduction of outstanding liabilities in the balance sheet. This takes place irrespective of whether the paper is intended for resale or not.

The difference between the cost of acquisition and the book value is reported under income in the profit and loss account. Under the German Commercial Code, the securities are capitalised and valued strictly at the lower of cost or market.

Treasury stock

Under US-GAAP, own shares are to be deducted from equity. Differences between the purchase price and their realisable value are taken into account in the equity and excluded from profit and loss. The provisions of the German Commercial Code state that the difference between the purchase price and realisable value should be capitalised and recorded in income in the profit and loss account.

Derivatives

Under US GAAP, all derivatives, which do not fulfil the strict criteria for hedge accounting, are reported at fair value in the profit and loss account. This valuation is effected irrespective of the commercial hedging effect of the transactions in question. Derivatives forming part of a hedging relationship are reported on a basis consistent with the hedged transaction. All derivatives valued are reported under other assets or other liabilities.

Under the German Commercial Code, the reporting of hedging relationships is subject to less stringent requirements than under US GAAP. Neither underlying nor hedging transactions are valued. On derivatives without any hedging relationship, unrealised losses resulting from changes in market values are recorded and charged to the profit and loss account while unrealised gains are not reflected in the profit and loss.

Provision for loan losses

For loans within the scope of SFAS 114 (Accounting by Creditors for Impairment of a Loan), specific charges are determined based on the present value of future cash flows discounted at the loan's effective rate or based on the fair value of the collateral provided. Where applicable, the market value can be used. Portfolios of smaller sized loans of a similar type that are collectively evaluated for impairment such as private residential mortgage loans, fall outside the scope of SFAS 114.

General provisions are maintained to cover inherent losses in the portfolio that have not yet been specifically identified.

Under the German Commercial Code, account is taken of potential credit risk on the basis of historical loan loss experience, taking into account the parameters prescribed under tax legislation.

Provision for general banking risks as permitted under section 340 f and section 340 g of the German Commercial Code is not permissible under US GAAP.


NOTES

Property and equipment

Under US GAAP, property and equipment may not be carried at more than the historic cost less scheduled depreciation. Extraordinary depreciation is to be carried out if the value is permanently impaired. Under the provisions of US GAAP, any subsequent revaluation does not lead to any recovery, while a recovery is required under the provisions of the German Commercial Code.

Deferred taxes

Under US GAAP, deferred taxes must be provided for on all differences between tax reporting and financial reporting in the Group accounts, irrespective of when the differences are netted (temporary concept). In addition, a deferred tax asset is mandatory for tax losses carried forward. Under the German Commercial Code, differences in results, which are likely to be reversed in the foreseeable future (timing concept), are supported by deferred taxes, no deferred taxes may be created on tax losses carried forward.

Pension provisions

Unlike German law, forward-looking assumptions such as future salary developments and career expectations are to be taken into account under US GAAP. The basis for the valuation is equivalent to the prevalent capital market rate.

Costs of developing computer software

Under US GAAP, the costs of developing software for use by the Group are to be capitalised, while this is prohibited under the German Commercial Code.

(3) Accounting and valuation principles

Consolidation

All the main subsidiaries, which fall under the legal or factual control of DePfa Deutsche Pfandbriefbank AG, are included in the Group accounts. Substantial participations are included according to the equity method, if the Pfandbriefbank directly or indirectly holds between 20 and 50% of the shares ("associated companies").

The companies are consolidated according to the book value method by offsetting the acquisition cost against the fair value of the pro-rata equity at the time of acquisition ("purchase accounting"). Any residual positive difference is capitalised as goodwill and amortised on a straight line basis over its expected useful life. Any residual negative difference is applied as a reduction in the long term assets acquired.

Funds invested in the context of separate trust assets are treated on a basis consistent with the consolidation of subsidiaries.

The effect of intra-Group transactions is eliminated. The necessary tax deferrals were set up for consolidation measures affecting the profit and loss account.

The item minority interests contains the proportionate share of equity and net income for the year attributable to minority shareholders.

Scope of consolidation

In addition to DePfa Deutsche Pfandbriefbank AG, the scope of consolidation covers 76 (previous year: 43) domestic and international subsidiaries as well as 4 (previous year: 2) associated companies included at equity in accordance with the book value method. The expansion in the scope of consolidation is primarily attributable to companies that were previously not consolidated for materiality reasons and is connected with the DePfa Group's new strategic focus. This relates, in particular, to a number of property companies that were included in financial year 2000. In addition, the following companies, amongst others, were consolidated for the first time:

Deutsche Structured Finance GmbH, Frankfurt/Main,
DePfa Funding LLC, Wilmington, Delaware, USA,
DePfa Funding Trust, Wilmington, Delaware, USA
and DePfa Hypotheken-Management GmbH, Mannheim.

In total, the cost of acquisition for newly acquired subsidiaries amounted to € 14 m.

In the course of the acquisition of DSF GmbH, the DePfa Group expanded its business activity to include the setting up and sale of leasing funds.

The complete list of shareholdings under section 313 para. 2 of the German Commercial Code is shown in Section (I).

Loans

Loans to banks and customers are reported at net book value, net of specific provisions. Discounts or premiums and loan origination fees are deferred over the term of the loan and recorded under net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded, if irrespective of the legal position, the inflow of interest is no longer deemed likely.

Loans are classified as impaired (non-performing), if it can no longer be assumed that all contractually agreed payments will be made. Payments collected on impaired loans are reported as fees or interest income for any such unpaid amounts, thereafter payments are applied against the loan principal outstanding.

Provision for loan losses

Throughout the Group, account is taken of credit risks in German and international lending operations in the form of specific charges and provisions set up on the basis of standard valuation methods amounting to the level of the expected losses. Potential risks are covered by general provisions.

Specific provisions

These are based on the standard procedures for the DePfa Group which take into account the financial position of the borrower, the value and marketability of the collateral provided on the one hand and the industry related and the macro economic parameters of the loan portfolio on the other.

For loans secured on property, the specific charges are based on the fair value of the collateral.

Specific provisions are released as soon as the grounds for the impairment no longer apply. Loans are charged off, if the probability of the loan not being repaid borders on certainty.

General charges

General charges are set up for potential credit risks in the portfolio for which the related loan has not been identified as impaired by the balance sheet date. The regular evaluation of the adequacy of the general provisions for loan losses is based on DePfa Group's past loan loss experience. This includes both the development of the loan portfolio as well as the general financial position of borrowers and overall economic factors.

Securities

In accordance with the purpose of their purchase and intended holding period, securities are classified into three categories – held to maturity, available for sale and trading. Profits and losses on disposal are calculated with reference to average cost. Premiums or discounts on purchase are deferred over the maturity period and recorded under interest.

Securities assigned under repo transactions continue to be recorded in the balance sheet where they meet the criteria of FAS 140. Conversely, borrowed securities are only to be recorded under securities if they are treated as a purchase. In principle, repo transactions and pledges effected within DePfa Group do not lead to the assignor losing his power of disposal because of the structure of the agreements. Transactions of this kind are concluded using standard framework agreements including the provision of collateral.

Securities held to maturity

Securities which the Bank intends to hold until maturity are classified as held to maturity and carried at amortised cost.

Securities available for sale

These are securities, which the Bank intends to hold for indefinite periods of time or which are held for liquidity management purposes. Securities, which are available for sale and any derivatives hedging such securities are carried at fair values. Unrealised gains and losses resulting from changes in fair value are recorded in other comprehensive income, net of deferred taxes.

Trading securities

Securities that are to be sold in the short term are carried at fair values in the balance sheet. Resulting realised and unrealised gains or losses are recorded in trading results in the profit and loss account.

Derivative financial instruments

Derivative financial instruments as hedging transactions

The majority of the derivative transactions carried out by DePfa Group are for the purposes of reducing risk. These refer in particular to interest rate swaps, interest currency swaps, interest rate options and futures.

Most of the derivatives can be accounted for as hedges under US GAAP. These are derivatives which are allocated to individual assets or liabilities and are reported on a basis consistent with the matched underlying transaction. Accordingly the Bank records such derivatives using either of the following methods as appropriate:

Accrual method
Net interest settlement arising from the derivative contract is recognised in the same way as the income or expenditure from the underlying transaction. Premiums paid or received are reported in the profit and loss account as income or expenditure over the term of the derivative. Accruals are recorded under accrued interest, prepayments and accrued income or accrued interest, accruals and deferred income.

Fair value method
When a derivative is used to hedge risks associated with securities available for sale, the related derivative contract is recorded at fair value to match the underlying accounting treatment of the security available for sale. Changes in the fair values of the derivatives are reported in the same way as changes in the fair values of the underlying transactions net of deferred tax under other comprehensive income.

The Group manages its exposure to interest rate risk using various scenario methods and enters into derivative contracts to reduce exposure. The commercial hedging effect of these transactions is not sufficient in all cases to fulfil all of the US GAAP accounting criteria to qualify for hedge accounting and these derivatives are therefore accounted for as trading activities and carried at fair value.

Hedging relationships which cease to be effective or are terminated by the sale of the underlying transaction or derivative are cancelled. The residual derivative is recorded as a trading transaction from this point in time and valued at fair value.

If the underlying asset or liability remains in the portfolio, the amount resulting from cancellation of the derivative is written back to income or expenditure over the remaining term of the original underlying asset or liability.

Derivatives classified as trading activities

Some of the derivatives do not fulfil detailed hedge accounting criteria under US GAAP. Irrespective of its hedging effect, this portion of the derivatives portfolio is valued as trading transactions under other assets or liabilities and recognised as income.

The fair values are estimated using pricing models or discounted cash flows.

Participations

Equity investments are carried at the lower of cost or fair value. Account is taken of permanent reductions in value through write-downs.

Intangible assets

Goodwill

Intangible assets comprise goodwill arising on the acquisition of undertakings. Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the net assets at the date of acquisition.

Goodwill arising on acquisitions is amortised on a straight line basis over the expected useful life of between four and ten years. In determining the period of amortisation, the Group considers the period over which benefits are to be received from the shareholding in each case. The value and amortisation period is reviewed annually.

Costs of developing IT software

DePfa Group develops software for in-house use which is capitalised in accordance with SOP 98-1, whereby certain expenditure from the project development phase is to be capitalised and written off over the estimated useful life.

Property and equipment

Property and equipment are stated at the cost of acquisition or manufacture, less scheduled depreciation.


NOTES

	Estimated useful life in years
Buildings	25–50
IT equipment	3–5
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

Depreciation is carried out over the estimated useful lives of the relevant assets: the useful life of an asset is determined by taking into account the physical useful life, technical obsolescence as well as other limitations. If the regular review of the value shows a need for depreciation, this is recorded immediately as extraordinary depreciation. For leasehold improvements, the term of the lease taking into account extension options is used as the basis if it is shorter than the usual useful life.

For items under property and equipment, subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Leasing

DePfa Group's lease contracts are assessed according to the distribution of economic risks and rewards of the lease asset between lessor and lessee. As lessee, DePfa Group uses property and equipment on the basis of capital leases or operating leases. As lessor, DePfa Group rents out land and buildings under operating leases. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the lessee as rent payable. If DePfa Group is the lessor, the income achieved is reported under other income.

Foreclosed assets

Properties intended for sale in the short term, which are acquired to avoid losses arising from loans, are reported under other assets (foreclosed assets). These are stated at the lower of cost or fair value based on surveys by accredited experts using the gross rental method. Expenditure relating to such properties is reported in the profit and loss account under other expenditure. Assets which were acquired in settlement of loans and subsequently used by the Bank itself or to achieve income are reported under property and equipment or other assets.

Land in the property portfolio

As part of the reorganisation of DePfa Group, it is planned amongst other things to assign property to a subsidiary. These properties, which were previously carried as property and equipment, foreclosed assets or other assets, are reported as an independent portfolio (asset pool) under other assets as at 31 December 2000.

They were valued at the lower of book or fair value at the transfer date.

Financing costs

Financing costs are capitalised in accordance with the requirements of FAS 34 for the period in which assets are produced with an interest rate of 6% being used as a basis.

Liabilities

Liabilities are stated at net repayment amounts and the difference between this and the nominal value is written back pro-rata temporis and recorded as interest expenditure. Registered paper is reported together with bearer debentures under securitised liabilities.

Provisions

Provisions are set aside for commitments to third parties, if utilisation is probable and the anticipated amount of the commitment can be reasonably estimated.

Pensions and similar obligations

Primarily, DePfa Group grants pension commitments on the basis of defined benefits and to a minor extent on the basis of contribution-related benefits. DePfa Group takes account of the defined benefit pension obligations through the creation of provisions. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment and on the total pensionable years' service within the Group at the time of retirement.

In 2000, DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG introduced a fund based occupational pension scheme where the Banks invest contributions in a fund. Benefits from the unit linked plan are dependent on contributions made by the employer and the income achieved by the fund with a minimum return being guaranteed by the Banks.

Staff can make their own additional contributions by means of a salary sacrifice. The provision for pensions and similar obligations is valued on the basis of the projected unit credit method prescribed under US GAAP. This calculation takes into account the net present value of the pension entitlements and the interest expenditure to be calculated on this amount.

Deferred taxes

Under US GAAP, deferred taxes are recorded to cover temporary differences between the carrying amounts of individual assets and liabilities for financial reporting and those for tax reporting purposes. Pursuant to this approach, all differences are recorded, irrespective of their origin, if they will result in tax credits or tax charges in future. Differences, which when written back at a later date will result in a higher tax charge, are covered by deferred tax liabilities; those which when written back result in a tax credit are covered by deferred tax assets. In addition, deferred tax assets are created on losses carried forward for tax purposes. The value of capitalised tax assets is reviewed on a regular basis and value adjustments made if applicable.

Deferred taxes are calculated at local tax rates, which under the current circumstances may be expected to apply when the difference is recovered or settled. Deferred taxes are adjusted in the event of legally promulgated changes in tax rates.

Foreign currency translation

In principle, assets and liabilities denominated in foreign currencies as well as cash transactions not yet settled at the balance sheet date are translated into Euro at the spot rate at the balance sheet date. Forward transactions not yet settled are valued at the forward rate. Income and expenditure resulting from currency translation are reflected in other operating income.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated according to the current rate method. Balance sheet items are translated at current rates at the balance sheet date, income and expenditure are translated at annual average rates. Shareholders' equity is translated at historic rates. Translation differences resulting from foreign currency translation are recorded in other comprehensive income without affecting net income.

Earnings per share

When calculating earnings per share under SFAS 128, the impact of rights which can be converted into equity is to be taken into account. In the event of such impact, two indicators are to be given for earnings per share. This impact is not taken into account in the "earnings per share" figure; Group net income is divided by the weighted average number of shares. There has been no dilution of earnings per share.

Estimates

Certain estimates and assumptions are made for the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates.

New accounting principles under US GAAP

FAS 140 published in October 2000 regulates the reporting of the transfer and servicing of financial assets and the reporting of the transfer of financial liabilities and completely replaces FAS 125, which was in force until that date. In principle, additional statements by DePfa Group in the Notes on repo transactions and pledges of securities relate to the new rules of FAS 140. First-time application of FAS 140 is also prescribed in part for financial years which end after 15 December 2000.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) on the reporting of derivative financial instruments and hedging activities, which was supplemented by SFAS 137 and 138. The statement requires that all derivative financial instruments be recorded and that the valuation is carried out at fair value. Depending on the use of the derivative and on compliance with the prerequisites for hedge accounting, gains and losses from changes in fair value of derivative financial instruments are recorded under current earnings in the profit and loss account or under other comprehensive net income without affecting net income. The adoption of this statement is obligatory for financial years beginning after 15 June 2000. The concept and IT requirements for the adoption in financial year 2001 have been put in place in the framework of a project at DePfa Group.

(B) Notes to the Group balance sheet

(1) Cash and balances with central banks

€ m	31 Dec. 2000	31 Dec. 1999
Cash on hand	1	1
Central bank balances	1,203	1,041
Total	**1,204**	**1,042**

Drawing restrictions of € 188 million (1999: € 100 million) apply due to minimum reserve obligations.

(2) Loans and advances to banks

€ m	31 Dec. 2000	31 Dec. 1999
Public sector loans	6,942	9,281
Other loans	5,649	4,368
Unamortised premiums and discounts	–7	–24
Total	**12,584**	**13,625**
of which repayable on demand	2,743	947

(3) Loans to customers

€ m	31 Dec. 2000	31 Dec. 1999
Property loans	23,096	21,853
Public sector loans	54,241	54,513
Other loans	1,557	1,209
Unamortised premiums and discounts	–26	–117
Less provision for loan losses	–733	–603
Total	**78,135**	**76,855**

(4) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Specific provisions		General provisions		Total	
	2000	1999	2000	1999	2000	1999
Balance at 1 January	525	470	78	100	603	570
Additions						
Provision for loan losses charged to profit and loss account	207	136	–	2	207	138
Decreases						
Provision for loan losses used for intended purpose	26	36	–	–	26	36
Provision for loan losses written back to the profit and loss account	43	45	8	24	51	69
Balance at 31 December	663	525	70	78	733	603

There are also provisions for lending operations amounting to € 16 m (1999: € 23 m).

After offsetting amounts received on losses previously charged off amounting to € 2 m (1999: € 7 m), additions to and write backs from the provision for loan losses reported in the profit and loss account resulted in a charge to income for loan losses of € 154 m (1999: € 62 m).

The additions and amounts used for the intended purpose include direct write-offs of € 3 m (1999: € 1 m).

No provisions were set up for country risks in 1999 and 2000.

The loss of interest income from non accrual loans amounted to € 7 m in 2000 (1999: € 18 m). The book value of non accrual loans amounted to € 120 m (1999: € 144 m).



Impaired loans break down as follows:

€ m	31 Dec. 2000	31 Dec. 1999
Impaired loans with provision for loan losses	1,910	1,317
Impaired loans without provision for loan losses	14	113
Total	**1,924**	**1,430**
Provision for loan losses on impaired loans	663	525
Annual average of impaired loans	1,602	1,466
Interest income recognised on impaired loans during the year	15	9

As at the balance sheet date, loans which, due to financial difficulties on the part of the borrower, have been rescheduled to ensure the planned settlement of the contract totalled € 149 m (1999: € 100 m) (troubled debt restructuring).

(5) Securities

DePfa Group has classified its securities in the following three categories:

€ m	31 Dec. 2000	31 Dec. 1999
Held to maturity	13,499	9,881
Available for sale	43,202	37,792
Trading	61	21
Total	**56,762**	**47,694**

Proceeds from the sale of securities available for sale amounted to € 12,579 m (1999: € 14,744 m, of which € 50 m (1999: € 18 m) is attributable to realised gains and € 10 m (1999: € 47 m) to realised losses.

Unrealised losses on trading securities amounted to € 3 m (1999: € 1 m unrealised gains) in 2000.

The following schedule presents the values of securities at the year-end according to the contractual residual maturities. Actual residual maturities may differ from agreed residual maturities, if debtors are entitled to cancel their debt with or without paying an early redemption fee and repay their debt in advance.

€ m	**Book Value**	**Fair Value**
Trading		
Due within one year	–	–
Due between 1–5 years	19	19
Due between 5–10 years	3	3
Due after 10 years	39	39
With no final maturity	–	–
Total	**61**	**61**
Available for sale		
Due within one year	4.762	4,762
Due between 1–5 years	19,000	19,000
Due between 5–10 years	9,702	9,702
Due after 10 years	9,394	9,394
With no final maturity	344	344
Total	**43,202**	**43,202**
Held to maturity		
Due within one year	4,400	4,394
Due between 1–5 years	4,262	4,311
Due between 5–10 years	2,002	2,019
Due after 10 years	2,835	2,974
Total	**13,499**	**13,698**


140,000
89,678
117,451
74,637
70,400

Debt securities and other fixed-income securities

Net book value, fair value and unrealised gains and losses for the Group's debt securities and other fixed interest securities are presented as follows:

€ m	31 December 2000 Net book value	31 December 2000 Unrealised gains	31 December 2000 Unrealised losses	31 December 2000 Fair value	31 December 1999 Net book value	31 December 1999 Unrealised gains	31 December 1999 Unrealised losses	31 December 1999 Fair value
A Investment Securities								
a Securities held to maturity								
1 German issuers								
Central government and other public sector bonds	2,708	29	22	2,715	687	–	3	684
Local government bonds	548	2	16	534	1,221	60	–	1,281
Other bonds and notes	96	–	2	94	100	–	97	3
Total German issuers	3,352	31	40	3,343	2,008	60	100	1,968
2 Foreign issuers								
Central government and other public sector bonds	8,730	154	20	8,864	6,550	5	–	6,555
Local government bonds	1,171	78	–	1,249	1,323	–	1	1,322
Other bonds and notes	246	–	4	242	–	–	–	–
Total foreign issuers	10,147	232	24	10,355	7,873	5	1	7,877
Total	**13,499**	**263**	**64**	**13,698**	**9,881**	**65**	**101**	**9,845**
b Securities available for sale								
1 German issuers								
Central government and other public sector bonds	6,696	63	49	6,710	2,158	22	11	2,169
Local government bonds	966	31	5	992	4,056	–	13	4,043
Corporate bonds	555	1	13	543	670	–	26	644
Other bonds and notes	3,974	18	27	3,965	2,466	15	14	2,467
Total German issuers	12,191	113	94	12,210	9,350	37	64	9,323

€ m	31 December 2000				31 December 1999			
	Net book value	Unrealised gains	Unrealised losses	Fair value	Net book value	Unrealised gains	Unrealised losses	Fair value
2 Foreign issuers								
Central government and other public sector bonds	16,229	986	143	17,072	24,928	1,405	347	25,986
Local government bonds	10,399	395	177	10,617	1,647	3	25	1,625
Corporate bonds	2	1	–	3	–	–	–	–
Other bonds and notes	2,990	37	71	2,956	296	1	–	297
Total foreign issuers	29,620	1,419	391	30,648	26,871	1,409	372	27,908
Total	**41,811**	**1,532**	**485**	**42,858**	**36,221**	**1,446**	**436**	**37,231**
B Other securities								
Trading securities								
Foreign issuers								
Central government and other public sector bonds	62	–	1	61	19	1	–	20
Total foreign issuers	62	–	1	61	19	1	0	20
Total	**62**	**–**	**1**	**61**	**19**	**1**	**0**	**20**
Grand total (A + B)	**55,372**	**1,795**	**550**	**56,617**	**46,121**	**1,512**	**537**	**47,096**
of which negotiable on the stock exchange	50,198				46,121			
of which listed on the stock exchange	43,741				30,315			


140,000
89,678
117,451
74,637
70,400

The movement on debt securities held for investment purposes was as follows:

€ m	Book value	Net book value
At 1 January 2000	47,112	46,102
Exchange adjustments	117	
Additions	21,636	
Disposals	–5,290	
Redemptions and maturities	–7,251	
Transfers	139	
Profit on disposal	45	
Amortisation of premiums/discounts	–188	
Revaluation	37	
At 31 December 2000	56,357	55,310

The book value of these debt securities held for investment purposes includes unamortised premiums/discounts of € 71 m (1999: € 407 m).

Equities and other non-fixed income securities

Net book value, fair value and unrealised gains and losses for equities and other non fixed-income securities are presented as follows:

€ m	31 December 2000				31 December 1999			
	Net book value	Unrealised gains	Unrealised losses	Fair value	Net book value	Unrealised gains	Unrealised losses	Fair value
Trading	1	–	1	0	1	–	–	1
Available for sale	309	56	21	344	395	166	–	561
Total	**310**	**56**	**22**	**344**	**396**	**166**	**–**	**562**
of which marketable securities	18				18			
of which listed securities	18				18			

The movement in equities and other non fixed-income securities held for investment purposes was as follows:

€ m	Book value	Net book value
At 1 January 2000	561	395
Exchange adjustments	–	
Additions	141	
Disposals	–83	
Redemptions and maturities	–	
Transfers	–139	
Profit on disposal	–5	
Revaluation	–131	
At 31 December 2000	**344**	**309**

Repurchase agreements and pledges

As at 31 December 2000, the book value of the assets sold under repurchase agreements and reported in the balance sheet amounted to € 21.1 billion (1999: € 15.7 billion), of which € 11 billion (1999: € 6.0 billion) was attributable to securities pledged under open market transactions with the European Central Bank and € 10.1 billion (1999: € 9.7 billion) to securities sold under repurchase agreements.

(6) Participations

€ m	Cost				Amortisation		Book values	
	1 Jan. 2000	Additions	Disposals	31 Dec. 2000	Current year	Cumulative	31 Dec. 2000	31 Dec. 1999
Shares in affiliated companies	21	68	11	78	19	33	45	7
Participations	299	18	1	316	3	3	313	295
of which valued at equity € 35 m (1999: € 29 m)								
Participations	**320**	**86**	**12**	**394**	**22**	**36**	**358**	**302**



(7) Intangible assets

Intangible assets comprise mainly goodwill as well as software developed in-house.
Since the 1999 financial year, the costs of developing computer software in-house have been capitalised under SOP 98-1.

€ m			Cost			Depreciation charge		Book values	
	1 Jan. 2000	Additions	Disposals	Transfers	31 Dec. 2000	Current year	Cumulative	31 Dec. 2000	31 Dec. 1999
Software	16	3	0	–6	13	2	7	6	13
Goodwill	49	14	1	0	62	8	18	44	28
Intangible assets	**65**	**17**	**1**	**–6**	**75**	**10**	**25**	**50**	**41**

(8) Property and equipment

This item shows land and buildings used by the Group. Financing costs of € 2 m for a new office building have been capitalised.

Standard software used by Group companies is reported under fixtures and fittings.

€ million			Cost			Depreciation charge		Book value	
	1 Jan. 2000	Additions	Disposals	Transfers	31 Dec. 2000	Current year	Cumulative	31 Dec. 2000	31 Dec. 1999
Land and property	256	95	63	–111	177	9	42	135	201
Fixtures and fittings	124	32	5	–5	146	14	104	42	30
– of which leased items € 9 million (1999: € 4 million)									
Property and equipment	**380**	**127**	**68**	**–116**	**323**	**23**	**146**	**177**	**231**

Transfers comprise land and buildings at a cost of € 38 m, which were reclassified under 'Other assets' as a result of a planned sale in the short term.

(9) Other assets

This item comprises the following:

€ m	31 Dec. 2000	31 Dec. 1999
Derivatives with positive market value	688	179
Foreclosed assets	209	424
Property earmarked for sale (asset pool)	643	–
Deferred tax assets	23	5
Other assets	571	232
Total	**2,134**	**840**

As a result of DePfa Group's new strategic course all land and property intended for transfer to a property company were aggregated in a single portfolio. Based on a detailed schedule DePfa Group plans to sell these in the short term, latest by 2002. The valuation of this portfolio resulted in a write-down from the time of the transfer totalling € 73 m during the reporting year, which has been charged to 'Other expenditure'. Financing costs of € 2 m for properties under construction were capitalised.

As at 31 December 2000 value adjustments on foreclosed assets amounted to € 177 m (1999: € 198 m); of this € 37 m relates to properties that were transferred to the asset pool.

Other assets comprise mainly non-banking receivables and clearing accounts, where the increase is primarily due to the extension in the scope of consolidation, as well as tax recovery claims.


89,678
117,451
74,637
70,400

(10) Prepayments and accrued income

€ m	31 Dec. 2000	31 Dec. 1999
Pro-rata interest	4,690	4,142
Other deferred items	149	217
Total	**4,839**	**4,359**

(11) Deposits by banks

€ m	31 Dec. 2000	31 Dec. 1999
Deposits	21,687	15,285
Other liabilities	22,805	23,356
Net deferred items	–3	–8
Total	**44,489**	**38,633**
Of which due on demand	1,923	1,653

Other liabilities

They comprise mainly loans taken up, repayment obligations under repo transactions and other liabilities from syndicate and lending transactions.

(12) Deposits by customers

€ m	31 Dec. 2000	31 Dec. 1999
Deposits	6,419	6,362
Savings deposits		
with agreed notice period of three months	4	5
with agreed notice period of more than three months	8	11
Other liabilities	6,860	5,399
Net deferred items	–4	–2
Total	**13,287**	**11,775**
of which due on demand	3,228	2,856

Other liabilities

This item includes mainly loans taken up and other liabilities from issuing and lending activities.

(13) Securitised liabilities

€ m	31 Dec. 2000	31 Dec. 1999
Debt securities in issue		
Mortgage Pfandbriefe	4,848	5,163
Interest rates between 2.75% and 8.25%, maturity up to 2008		
– of which registered mortgage Pfandbriefe 2,113 (1999: 2,143)		
Public sector Pfandbriefe	54,926	56,818
Interest rates between 2.625% and 8.75%, maturity up to 2019		
– of which registered public sector pfandbriefe 3,217 (1999: 3,569)		
Other bonds	19,428	17,296
Interest rates between 0.01% and 18.0%, maturity up to 2019		
Money market securities	8,122	5,652
Interest rates between 0.055% and 7.26%, maturity up to 2001		
Net deferred items	–326	–288
Total	**86,998**	**84,641**

Interest rates and maturities refer to December 31, 2000.



€ m	Nominal amount 31 Dec. 2000	Nominal amount 31 Dec. 1999
Securitised liabilities		
By remaining maturity		
≤ 3 months	9,220	8,188
3 months – 1 year	11,048	8,800
1–2 years	10,335	12,598
2–3 years	11,020	9,243
3–4 years	8,212	10,108
4–5 years	7,709	8,006
> 5 years	29,780	27,986

On the balance sheet date, assets (nominal volume) of € 62.2 billion (1999: € 63.7 billion) were entered in the trustee register as collateral for Pfandbriefe. Reacquired securities amounting to € 1.9 billion (1999: € 1.1 billion) were deducted from the issue volume.

(14) Other liabilities

This item comprises:

€ m	31 Dec. 2000	31 Dec. 1999
Derivatives with negative market value	1,763	1,218
Sundry liabilities	799	420
Total	**2,562**	**1,638**

Sundry liabilities mainly includes adjustment and deferred amounts from financial instruments, liabilities from taxes not related to income which has not yet been paid as well as trade creditors.

(15) Accruals and deferred items

This item comprises the following:

€ m	31 Dec. 2000	31 Dec. 1999
Pro-rata interest	4,672	4,313
Accruals and deferred income	402	321
Total	**5,074**	**4,634**

(16) Provisions

€ m	31 Dec. 2000	31 Dec. 1999
Provisions for pensions and similar obligations	115	113
Tax provisions and deferred taxes	51	178
Other provisions	140	86
Total	**306**	**377**

Pensions and similar obligations

Pension plans include commitments to the majority of employees in the Group.

Pension commitments mainly relate to commitments from the company agreement on the employee pension scheme and, in individual cases, to special commitments which are covered by provisions. The provisions were essentially set aside for DePfa Deutsche Pfandbriefbank AG, DePfa Bank AG and DePfa IT Services AG.

Pension costs in financial year 2000 amounting to € 11 m (1999: € 11 m) consist of the increase in costs due to increasing years of service and from adjustments which refer to changes in actuarial assumptions.

These calculations are based on a discount rate of 6.25% (1999: 6.0%), an average salary increase rate of 2.5% (1999: 2.5%) and a periodic adjustment of 2.5% (1999: 2.5%) as well


140 000
89,678
117,451
74,637
70,400

as an inflation rate of 2% (1999: 2%). Actuarial calculations are performed annually. The calculations are carried out using the new Heubeck tables of 1998.

Composition of pension expenditure:

€ m	2000	1999
Service cost (expenditure for benefits earned during the year)	2	2
Interest cost (imputed interest expenditure on benefits already earned)	7	7
Redemption of transition balance from the first time adoption SFAS 87	2	2
Pension expenditure	**11**	**11**

Movement in pension obligations:

€ m	2000	1999
Benefit obligation as at 1 January taking future salary *increases into account* (PBO)	114	114
Service cost (expenditure for benefits earned during the year)	2	2
Interest cost (imputed interest expenditure on benefits already earned)	7	7
Adjustment due to unrealised actuarial losses	4	-3
Benefit payments	-7	-6
Benefit obligation as at 31 December taking future salary increases into account (PBO)	**120**	**114**

There are no charges on individual assets to cover pension obligations.

Tax provisions and deferred taxes

The Group's income taxes refer to Germany and other countries as follows:

€ m	2000	1999
Current taxes		
Germany	–2	134
Other countries	21	19
Deferred taxes		
Germany	–21	56
Other countries	–8	10
Total	**–10**	**219**

The table below shows the reconciliation of the income taxes derived from net income for the year before taxes to the statement of actual income taxes. The current total tax rate of 53% (1999: 53%) is used to determine the expected tax expenditure for 2000. Valuation differences which when written back in the future will impact on tax were determined on the basis of the tax rates effective from 2001.

Deferred taxes from previous years are also revalued at future tax rates and the resultant profit or loss taken to the profit and loss account.

€ m	2000	1999
Net income for the year before taxes	177	509
Income taxes derived from net income for the year before taxes	94	270
Change in the tax rate for domestic deferred taxes	–32	3
Reduction of corporation tax rate due to distribution	–8	–5
Effect of different tax rates in other countries	–72	–49
Other	8	–
Actual income taxes incurred	**–10**	**219**

Tax expenditure amounting to € 20 m in respect of deferred taxes was offset against shareholders' equity without any effect on income.



Deferred tax assets and deferred tax liabilities result from differences in the values stated for the following items on the balance sheet:

€ m	2000	1999
Loans and advances	45	31
Securities	24	39
Participations	1	4
Property and equipment	6	13
Derivatives	237	258
Intangible assets	1	4
Other assets	47	60
Accrued interest and prepayments and accrued income	2	5
Liabilities	2	2
Securitised liabilities	–	8
Pension provisions	9	14
Other provisions	30	28
Losses carried forward	33	5
Accrued interest and accruals and deferred income	7	10
Deferred tax assets	**444**	**481**
Loans and advances	34	17
Securities	284	255
Participations	57	64
Property and equipment	16	16
Derivatives	13	105
Intangible assets	2	11
Other assets	5	31
Accrued interest and prepayments and accrued income	–	9
Pension provisions	–	–
Other provisions	3	3
Other liabilities	13	–
Accrued interest and accruals and deferred income	–	2
Deferred tax liabilities	**427**	**513**

Deferred taxes from tax losses carried forward can be used without restriction.

After netting, deferred tax assets and deferred tax liabilities are as follows:

€ m	31 Dec. 2000	31 Dec. 1999
Deferred tax assets	23	5
Deferred tax liabilities	6	37

Liabilities to and claims on the same tax authority are reported net.

Other provisions

€ m	31 Dec. 2000	31 Dec. 1999
Operating expenditure	124	63
Lending business	16	23
Total	**140**	**86**

(17) Hybrid capital

Hybrid capital comprises capital components, which although commercially and under supervisory banking regulations can be viewed as shareholders' equity, are not reported in the balance sheet as shareholders' equity. Hybrid capital breaks down as follows:

€ m	31 Dec. 2000	31 Dec. 1999
Subordinated liabilities	448	447
Profit participation capital	936	813
Contributions by silent partners	51	51
Total	**1,435**	**1,311**

Subordinated liabilities

At the balance sheet date, the following individual items exceeded 10% of the total amount of subordinated liabilities:


89,678
117,451
74,637
70,400

Year	Nominal amount € million	Issuer	Currency	Interest in %	Due on
1992	103	DePfa Deutsche Pfandbriefbank AG	DM	8.00	15.10.2002
1992	55	DePfa Deutsche Pfandbriefbank AG	DM	7.75	15.10.2002
1993	53	DePfa Deutsche Pfandbriefbank AG	DM	7.25	07.01.2003

In the event of insolvency or liquidation, the subordinated principal and interest receivable on the bonds only has to be paid back after satisfaction of all creditors whose receivables are not subordinated. Receivables from bonds may not be offset against receivables of the debtor. Neither the creditor nor the debtor is entitled to cancel. Interest expenditure on subordinated liabilities amounted to € 41 million.

Repurchased subordinated own debt securities amounting to € 1 million (1999: € 2 million) are recognised under hybrid capital.

Participation certificates

The participation certificates issued comply with the regulations stipulated in Section 10 § 5 KWG and consist of the following issues:

Year	Nominal amount € m	Issuer	Currency	Interest in %	Due on
1986	102	DePfa Deutsche Pfandbriefbank AG	DM	7.500	31.12.2010
1994	256	DePfa Deutsche Pfandbriefbank AG	DM	6.500	31.12.2008
1996	384	DePfa Deutsche Pfandbriefbank AG	DM	7.650	31.12.2011
2000	122	DePfa Deutsche Pfandbriefbank AG	EUR	7.44–7.82	from 31.12.2009
1993	38	DePfa Bank AG	DM	7.125	31.12.2005
1994	18	DePfa Bank AG	DM	6.500	31.12.2005
1994	5	DePfa Bank AG	DM	8.000	31.12.2003
1996	10	DePfa Bank AG	DM	6.800	31.12.2007

Interest expenditure for participation certificates amounted to € 67 million.

Contributions by silent partners

There is a silent contribution of € 51 m at subsidiary DePfa Bank AG. The silent partner participates in potential losses of the Bank, and also receives a profit distribution of 2% above the shareholders dividend, with a minimum, however, of 8% and a maximum of 12%.
Both parties are entitled to cancel the agreement at the year-end with 3 years notice. The distribution for 2000 amounted to € 6 million.

(18) Shareholders' equity

Share capital

At 31 December 2000, the share capital of DePfa Deutsche Pfandbriefbank AG amounted to € 108 m. It consists of 36,000,000 unit shares, which each carry one vote. All shares are publicly held.

At 31 December 2000 DePfa Holding Verwaltungsgesellschaft mit beschränkter Haftung, Frankfurt/Main, had a shareholding of 40% in DePfa Deutsche Pfandbriefbank AG.

Minority interests

During financial year 2000, DePfa Deutsche Pfandbriefbank AG issued preference shares amounting to € 220 m via a US subsidiary. These shares can only be cancelled by the issuer and only after a period of 5 years, which is May 2005 at the earliest and at nominal value. These shares carry a non-cumulative variable interest rate which is determined in line with Euribor. The interest expenditure amounted to € 8 m.


140,000
89,673
117,451
74,637
70,400

Authorised capital

Year in which resolution passed	Original amount €	Utilisation in the reporting year €	Amount still available €	Time limit	Note
1997	12,782,297.03	–	12,782,297.03	25.06.2002	Authorised capital I
1997	12,782,297.03	–	12,782,297.03	25.06.2002	Authorised capital II; partial exclusion of shareholders' subscription rights possible
1997	20,451,675.25	–	20,451,675.25	25.06.2002	Authorised capital III; Exclusion of shareholders' subscription rights possible in the event of capital increase through contributions in kind to acquire participations

Conditional capital

Year in which resolution passed	Original amount € m	Utilisation in the reporting year € m	Amount still available € m
1999	12	–	12

The conditional capital increase serves to grant conversion or option rights to the holders of convertible bonds or option bonds which may be issued up until 16 June 2004 by the Bank or by a directly or indirectly majority owned company of DePfa Deutsche Pfandbriefbank AG. The total amount of debt securities may not exceed a nominal amount of € 600 m, or a nominal amount of € 2 billion in the event of the issue of lower interest bearing or long debt securities without a current return. The debt securities may be issued in Euro or in the corresponding equivalent value of the legal currency of an OECD country.

As at the reporting date no convertible bonds or option bonds had been issued.

For financial year 1999, a dividend of € 1 per share was paid by DePfa Deutsche Pfandbriefbank AG.

Acquisition of own shares

DePfa Deutsche Pfandbriefbank AG has been authorised by the General Meeting on 20 June 2000 to purchase own shares pursuant to section 71 para. 1 no. 7 AktG for the purpose of securities trading up until 19 December 2001. The portfolio of shares to be acquired for this purpose may not exceed 5% of the share capital of the Bank at the end of any day.

Furthermore, DePfa Deutsche Pfandbriefbank AG was authorised to purchase own shares pursuant to section 71 para 1. no. 8 AktG up to a volume of 10% of the share capital for purposes other than securities trading. Exclusion of shareholders' subscription rights is possible under certain circumstances.

On the balance sheet date, 350,735 own shares were provided as security for the Management Board's Long Term Incentive Programme. The amount of share capital attributable to the pledged treasury stock amounts to € 1,052,205.

Profit reserves

Profit reserves comprise the following.

€ m	31 Dec. 2000	31 Dec. 1999
1 January	1,338	1,097
Transfer from net income for the year	115	241
Reclassification from OCI	37	–
31 December	**1,490**	**1,338**



140,000
89,678
117,451
74,637

Components of other comprehensive income

The components of other comprehensive income are as follows:

€ m	2000			1999		
	Before taxes	Tax effect	Net	Before taxes	Tax effect	Net
Gain/loss from the recognition of securities at fair values:						
Change in unrealised gain/loss	–18	–2	–20	–520	326	–194
Realised gain/loss	–40	–6	–34	29	–15	14
Total gain/loss	–58	4	–54	–491	311	–180
Gain/loss from derivatives	–27	22	–5	444	–323	121
Difference from currency translation	1	–	1	13	–	13
Reclassification to profit reserves	–76	39	–37			
Total	**–160**	**65**	**–95**	**–34**	**–12**	**–46**

(19) Classification of remaining maturities

Remaining maturities

Balance sheet item as at 31 Dec. 2000	Up to 3 months € m	Between 3 months and 1 year € m	Maturing in the following year € m	Between 1 year and 5 years € m	After 5 years € m	Undated € m
Loans and advances to banks	5,293	1,697		3.931	1,663	–
Loans to customers	3,834	5,884		39,060	29,356	1
Debt securities and other fixed interest securities			9,162			
Deposits by banks	36,295	7,170		488	536	–
Deposits by customers						
Savings deposits subject to agreed notice period	4	8		–	–	–
Other liabilities	10,931	1,137		663	544	–
Securitised liabilities						
Debt securities issued			12,146			
Other securitised liabilities	5,865	2,257		–	–	–



(20) Trust business

The table below shows the volume of trust transactions:

€ m	31 Dec. 2000	31 Dec. 1999
Trust assets		
Loans and advances to banks	2	2
Loans to customers	372	112
Shares and other non fixed interest securities	–	12
Other assets	121	121
Total	**495**	**247**
Trust liabilities		
Deposits by banks	359	1
Deposits by customers	136	246
Total	**495**	**247**

(21) Assets and liabilities in foreign currency

The total amount of assets in foreign currencies was the equivalent of € 24.1 billion at the balance sheet date, liabilities in foreign currencies totalled € 25.3 billion. Almost all the difference was hedged in full by forward exchange contracts and currency swaps.

(C) Explanations to the Group profit and loss account

(22) Total net interest income

€ m	2000	1999
Interest income from property finance	1,314	1,170
Interest income from public sector financing	3,572	3,467
Interest income from lending business and money market transactions	412	313
Interest income from fixed-income securities	2,530	1,780
Interest expenditure for		
Pfandbriefe	3,342	3,106
Other bonds	980	571
Borrowings	604	864
Hybrid capital	114	103
Other banking transactions	2,241	1,389
Total	**547**	**697**

(23) Income from non fixed-income securities and equity interests

€ m	2000	1999
Current income from shares and other non fixed interest securities	16	5
Current income from participations	11	6
Current income from holdings in affiliates	0	0
Total	**27**	**11**



(24) Net commission income

€ m	2000	1999
Commission income from banking transactions	58	59
Commission expenditure from banking transactions	21	23
Commission income from IT services	129	123
Commission expenditure from IT services	42	35
Other commission income	16	0
Other commission expenditure	12	0
Total	**128**	**124**

IT services for the housing industry and trust asset management were provided to third parties. Other commission income and expenditure relates particularly to Deutsche Structured Finance GmbH which was acquired in 2000.

(25) Trading result

The securities trading result comprises the gains and losses from securities trading (€ 17 m), derivatives trading (€ 8 m), as well as the gains and losses from derivatives in hedging transactions which do not fulfil the hedging requirements (€ –25 m).

(26) Other income

Other income includes:

€ m	2000	1999
Securities trading result	40	–
Other operating income	132	64
Total	**172**	**64**

Other operating income includes property income.

(27) Administrative expenditure

€ m	2000	1999
Staff costs		
Wages and salaries	180	127
Social security costs	36	33
– of which for pensions: € 11 m (1999: € 11 m)		
Other administrative expenditure	131	109
Total	**347**	**269**

This item includes expenditure for software development amounting to € 7 million.

(28) Other expenditure

Other expenditure comprises the following:

€ m	2000	1999
Securities trading result	–	29
Write-down of participations	22	2
Expenditure on losses taken over	0	1
Expenditure on foreclosed assets	23	26
Other taxes	2	2
Other operating expenditure	124	20
Total	**171**	**80**

Other operating expenditure includes in particular, depreciation of property earmarked for sale (asset pool), exchange losses and a restructuring provision. The latter item (€ 16m) was set aside in connection with preparations for transferring the asset pool and € 2 m was set aside mainly for advisory fees.

(29) Income taxes

Please refer to the explanation given for the item tax provisions and deferred taxes (Note 16) in the notes to the Group accounts.

(D) Reporting on financial instruments

In addition to cash and balances with central banks, US GAAP defines financial instruments as essentially contracts which result in an obligation to deliver cash or a right to receive cash.

To reduce counterparty exposure, DePfa Group requires the provision of suitable collateral. Collateral essentially comprises charges on property as well as securities provided under repo transactions.

(30) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in transactions between two independent and competent parties at the reported balance sheet date. Fair values are determined as at the reported balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below which are based on certain assumptions. In view of varying factors, the values calculated may differ from the fair values later realised in the market. For financial instruments that are traded in well-functioning markets, the quoted market price or market value has been used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method.

A description of how the values for different financial instruments are determined is as follows:

Cash and balances with central banks, accrued interest, assets and liabilities with a residual maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities are carried at book value or nominal value. For securities and derivatives in the trading portfolio, fair value equates to the book value which is determined on a mark-to-market basis. For securities, derivatives and quoted debt instruments traded on the stock exchanges, reference is made to quoted market prices. For all other receivables and liabilities, the forecast future cash flows have been discounted to present values, using current interest rates.

The fair values of interest rate and interest rate-currency swap agreements as well as of interest rate futures are determined on the basis of discounted future cash flows, using current interest rates applicable to the remaining maturities of the financial instruments. The fair value of forward exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted models for the determination of option prices. Futures are reported at current stock market prices.

Assets (€ m)	31 Dec. 2000		31 Dec. 1999	
	Book value	Fair value	Book value	Fair value
Cash and balances with central banks	1,204	1,204	1,042	1,042
Loans and advances to banks	12,584	12,732	13,625	14,125
Loans to customers	78,135	78,366	76,855	77,840
Securities				
Debt securities and other fixed income securities	56,418	56,617	47,132	47,096
Equity shares and other non fixed income securities	344	344	562	562
Pro-rata interest	4,690	4,690	4,142	4,142

Liabilities (€ m)				
Liabilities	57,776	57,395	50,408	50,877
Securitised liabilities	86,998	86,446	84,641	85,409
Hybrid capital	1,435	1,482	1,311	1,347
Pro-rata interest	4,667	4,667	4,313	4,313
Other items in € million				
Contingent liabilities	1,131	1,131	1,067	1,067
Loan commitments and placing commitments	4,407	4,407	6,091	6,091
Derivatives				
Derivatives with positive market values	688	2,808	179	2,492
Derivatives with negative market values	1,763	5,596	1,218	3,382

(31) Risk concentrations in the credit business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debts equally depends on the change in specific economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.



The Group's credit business focuses on public sector financing and property financing. Within these segments, the portfolio does not show any particular dependence on sectors. In addition, there were no material large exposures at 31 December 2000 resulting in a concentration of assets or liabilities.

The structure of the Group's total loan and money market portfolio at 31 December 2000 is as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	12,310	274	–	12,584
Companies and private individuals	24,653	–	1,131	25,784
Public authorities	54,215	–	–	54,215
Total	**91,178**	**274**	**1,131**	**92,583**

The structure of the Group's total loan and money market portfolio at 31 December 1999 is as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	12,789	836	–	13,625
Companies and private individuals	23,062	–	1,067	24,129
Public authorities	54,396	–	–	54,396
Total	**90,247**	**836**	**1,067**	**92,150**

The foreign exposure of DePfa Group is restricted mainly to member countries of the European Union. For the geographical classification of our assets please refer to the segment reporting.

(32) Derivative financial instruments

Derivatives are contracts or agreements whose values are derived from changes in interest rates, foreign exchange rates, prices of securities, or financial and commodity indices. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts executed on an exchange or negotiated OTC contracts. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely negotiable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the existing counterparty agrees.

Derivatives may be used for trading purposes or for risk management. DePfa Group uses derivative financial instruments, primarily as a means of hedging the risk associated with asset/liability management for interest bearing transactions. However, certain of the Group's derivatives used for risk management do not qualify for hedge accounting and are therefore classified under 'trading' in the Group accounts under US GAAP.

Derivatives used by the DePfa Group include:

- Interest rate and currency swaps
- Interest rate futures, FRAs, and interest rate options
- Foreign exchange forward contracts

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged; they are used solely to calculate the interest payments. Currency swaps have nominal amounts in two different currencies. The interest is also paid in these currencies accordingly. Furthermore, an exchange of the nominal amount often takes place at the beginning and the end.

Interest rate options are contracts that allow the purchaser to receive services, conclude contracts for financial instruments or buy and sell, at a specified price within a specified period of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the DePfa Group include caps and floors, which are interest rate hedging instruments, as the agreement payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and possible future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risk associated with interest rate options.

Futures are standardised exchange-traded agreements to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a



future settlement date. Interest rate risks represent the primary risks associated with such contracts. Where these are OTC transactions, there is the risk associated with the ability of the counterparties are in a position to meet the terms of the contracts.

Forward foreign exchange contracts involve an agreement to swap two currencies at a price and settlement date agreed in advance. Exposure to changes in foreign currency exchange rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with forward contracts with a foreign exchange element.

The following table presents nominal amounts for standardised derivatives and OTC derivatives as at each year-end. To determine the on-balance sheet credit exposure, the figures are based on replacement costs, which were calculated in line with the market value method as the sum of all positive market values excluding any netting arrangement.

This presentation assumes a worst case scenario in terms of credit risk, as it is based on all counterparties defaulting at the same time.

€ m	Nominal amounts		On-balance sheet credit exposure	
	31 Dec. 2000	31 Dec. 1999	31 Dec. 2000	31 Dec. 1999
Interest rate and currency swaps				
Trading	9,535	7,319	242	173
Non trading	123,480	130,608	420	–
Total	**133,015**	**137,927**	**662**	**173**
Interest rate futures forward rate agreements				
Trading	117	3,516	–	0
Non trading	2,179	1,488	–	–
Total	**2,296**	**5,004**	**–**	**0**
Interest rate options purchased				
Trading	822	583	4	2
Non trading	2,783	3,164	–	–
Total	**3,605**	**3,747**	**4**	**2**
Interest rate options written				
Trading	1,207	102	–	–
Non trading	3,814	6,539	–	–
Total	**5,021**	**6,641**	**–**	**–**
Other interest rate contracts				
Trading	383	31	1	4
Non trading	6,823	480	21	–
Total	**7,206**	**511**	**22**	**4**
Foreign exchange forward contracts				
Trading	16	–	0	–
Non trading	8,002	8,456	0	–
Total	**8,018**	**8,456**	**0**	**–**
Total	**159,161**	**162,286**	**688**	**179**



The following overview shows the maturity of the derivatives by product group:

Nominal amount
Residual maturity 31 December 2000

€ m	< = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	22,543	67,876	42,612	133,031
Interest rate futures and forward rate agreements	2,295	–	–	2,295
Interest rate options purchased	592	3,001	12	3,605
Interest rate options written	446	3,466	1,109	5,021
Other interest rate contracts	314	2,399	4,494	7,207
Foreign exchange forward contracts	7,982	20	–	8,002
Total	**34,172**	**76,762**	**48,227**	**159,161**

Nominal amount
Residual maturity 31 December 1999

€ m	< = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	23,967	46,382	67,578	137,927
Interest rate futures and forward rate agreements	5,004	–	–	5,004
Interest rate options purchased	843	2,385	519	3,747
Interest rate options written	1,411	3,467	1,763	6,641
Other interest rate contracts	–	–	511	511
Foreign exchange forward contracts	8,437	–	19	8,456
Total	**39,662**	**52,234**	**70,390**	**162,286**

The nominal amounts of the derivatives indicate which derivatives are used in particular by DePfa Group but do not provide any information on the Group's exposure to credit or market risks. The amounts exchanged are based on the nominal amounts and the contractual terms of the instruments. Nominal amounts are not reported in the Group balance sheet and generally exceed the future cash requirements relating to the instruments.

The following tables show the year-end fair value of the trading portfolio and the average fair value for each type of instrument in the OTC derivatives portfolio and treated under US GAAP as trading derivatives:

€ m	2000 End of period fair value Assets	 Liabilities	1999 End of period fair value Assets	 Liabilities
Interest rate and currency swaps	242	176	173	105
Interest rate futures and forward rate agreements	–	0	–	1
Interest rate options purchased	4	–	2	–
Interest rate options written	–	2	–	1
Other interest rate contracts	1	5	4	–
Foreign exchange forward contracts	0	1	–	0
Total	**247**	**184**	**179**	**107**

€ m	2000 Average fair value Assets	 Liabilities	1999 Average fair value Assets	 Liabilities
Interest rate and currency swaps	208	141	223	167
Interest rate futures and forward rate agreements	–	0	1	1
Interest rate options purchased	3	–	1	–
Interest rate options written	–	2	–	1
Other interest rate contracts	2	2	3	–
Foreign exchange forward contracts	0	0	–	0
Total	**213**	**145**	**228**	**169**

(33) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each borrower, requesting appropriate security and applying a standard lending policy. In order to standardise the setting of limits, internal credit rating categories have been defined which represent the maximum framework for the setting of limits. In principle, counterparty risks are grouped into internal credit rating categories in accordance with the ratings set by Fitch IBCA, Moody's and Standard & Poor's. To reduce credit risks, the Bank has entered into various Master Netting Agreements ensuring the right to set off "claims on" against "liabilities to" a counterparty in the event of defaults on payments or bankruptcy.



The current replacement costs, which were calculated in the table above as the sum of all positive market values excluding netting agreements, are an adequate indicator for the counterparty exposure arising on OTC derivatives.

The table below presents counterparty exposures by the type of counterparty:

€ m **Type of counterparty**	**2000** **Counterparty exposure**	**1999** **Counterparty exposure**
OECD central governments	–	–
OECD banks	2,643	2,248
OECD financial institutions	165	118
Other (companies and private individuals)	–	–
Non OECD central governments	–	–
Non OECD banks	–	33
Non OECD financial instiutions	–	93
Other (companies and private individuals)	–	–
Total	**2,808**	**2,492**

(34) Contingent liabilities and loan commitments

€ m	**31 Dec. 2000**	**31 Dec. 1999**
Contingent liabilities		
on guarantees and indemnity agreements	1,131	1,067
Other liabilities		
Irrevocable loan commitments	4,407	6,091
Total	**5,538**	**7,158**

Liabilities on guarantees and indemnity agreements mainly refer to loan guarantees.

Irrevocable loan commitments arise during the course of lending operations and exactly represent the specified offers of the Bank for a loan to potential borrowers. Normally, not all of these commitments are accepted. They are classified as follows:

€ m	31 Dec. 2000	31 Dec. 1999
Loan commitments		
Mortgage loans	3,244	2,968
Public sector loans	1,053	2,799
Other loans	110	–
Credits by way of guarantee	–	324
Total	**4,407**	**6,091**

(E) Segment reporting

Within segment reporting, the earnings position of the Group is shown from two aspects. The first is segmentation by operating unit, where the segmentation is based on the internal organisation and reporting structure of DePfa Group. The information shown here is, therefore, based on the internal accounting data used to actually manage the different business segments. Secondly the Group's results are also shown by region.

Adjustments to and further developments in methods for segment reporting in 2000 were applied to the comparative figures for the previous year. Some of these vary from the figures already published. The segmentation of the Group results has been carried out in compliance with the requirements of US GAAP.

Segmentation by operating unit

DePfa Group operates in the areas of public sector financing, property business and IT/corporate consultancy. The business segments are broken down on the basis of products, services and client groups.

Public sector financing comprises both budgetary finance for first and second level public sector bodies in Europe, North America and Japan as well as financing of public sector infrastructure projects.

Property business consists of residential and commercial property finance, and property financing for institutional clients. DePfa Group offers a wide range of products from M&A for the property sector to acquisition finance and asset management. The results reported in the 'Property bank' column comprise the property business, excluding the property holdings which are to be separated out, but including specific loan loss provisions.

The **IT and corporate consultancy** unit offers software for property administration and management as well as related banking products (rent collection and payment transactions) to more than 2,000 institutional residential property companies.

The allocation of income, expenditure and equity is based on the assumption that the three segments are legally autonomous units, which operate independently of one another. Income and expenditure resulting from transactions between profit centres within a segment are, therefore, directly consolidated within the appropriate segment. The column "Consolidations/reconciliations/other" exclusively shows consolidations which cannot be clearly allocated to one segment on the above basis, reconciliations, and to a small extent, other items of income and expenditure which cannot be allocated.

The three business segments are clearly separable units and there are no internal services spanning more than one segment. Apart from the consolidation items mentioned above, there are therefore no intersegment sales. Net treasury income has been allocated to the property financing and public sector financing segments depending on the underlying transaction.

The results of the IT division from rent collection and payment transactions is shown under "Income from payment transactions" in the IT and corporate consultancy segment.



Segment reporting by operating units

€ m	Public sector financing		Property business			IT and corporate cunsultancy		Consolidations/ reconciliations/ other		DePfa Group	
			Property bank[1)2)]	Total							
	2000	**1999**	**2000**	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**
Total net interest income	221	317	399	336	394			17	–3	574	708
Net commission income	6	4	35	35	32	108	102	–21	–14	128	124
Trading result	38	26	–30	–30	28					8	54
Administrative expenditure	73	50	210	210	178	104	73	–7	–2	380	299
Balance of other operating income and expenditure	5	–31	41	–15	12	5	–8	6	11	1	–16
Provisions for loan losses	–1		155	155	62					154	62
Net income before taxes	**198**	**266**	**80**	**–39**	**226**	**9**	**21**	**9**	**–4**	**177**	**509**
(of which income from treasury activities)	1	39	21	21	79					22	118
(of which income from payment transactions)						15	15			15	15
Taxes	30	92		–44	116	8	12	–4	–1	–10	219
Minority interests								32	13	32	13
Net income after taxes	**168**	**174**		**5**	**110**	**1**	**9**	**–19**	**–16**	**155**	**277**
Allocated equity	770	643	1,005	1,053	1,043	51	51	50	55	1,924	1,792
Cost/income ratio	27.6%	14.3%	52.0%	61.6%	39.2%	96.8%	71.6%			53.5%	33.7%
RoE before taxes	25.7%	41.3%	8.0%	–3.7%	21.7%	17.0%	42.1%			9.2%	28.4%
RoE after taxes	**21.9%**	**26.9%**		**0.5%**	**10.6%**	**1.8%**	**17.7%**			**8.1%**	**15.4%**

1) Total property business excluding the asset pool, i.e. excluding the property holdings to be separated out, but including all specific loan loss provisions.
2) As a result of the special factors in the tax account for 2000, no amount of the tax charge is allocated to the property bank.

Segmentation by geographical region

The geographical segmentation is carried out for Germany and international regions. The criterion for allocation to a geographical region is the client's domicile or the location of the property being financed. The segments are again shown on a consolidated basis, whereby the column *'Consolidations/reconciliations/other'* shows the positions which could not be clearly allocated to a particular region.

Segmentation is carried out using the same method as for the formation of operating segments. The allocation of income and expenditure, as well as equity to the geographical regions, is on the assumption that they are legally independent operating units.

Segment reporting by geographical region

€ m	Germany		International		Consolidations/ reconciliations/ other		DePfa Group	
	2000	1999	2000	1999	2000	1999	2000	1999
Net interest income	314	452	260	259		–3	574	708
Net commission income	96	105	32	19			128	124
Trading result	–13	65	21	–11			8	54
Administrative expenditure	247	224	133	76		–1	380	299
Balance of other operating income and expenditure	11	–36	9	21	–19	–1	1	–16
Provision for loan losses	159	55	–5	7			154	62
Net income for the year before tax	**2**	**307**	**194**	**205**	**–19**	**–3**	**177**	**509**
Allocated equity	1,150	1,141	738	596	36	55	1,924	1,792
Cost/income ratio	62.3%	36.0%	42.5%	28.2%			53.5%	33.7%

Equity allocation

Equity is allocated to business segments based on the underlying economic risk. The economic capital consists of the amounts required from a business point of view to cover unexpected losses resulting from market risk, counterparty exposure and other risks. The concept of equity backing is explained in detail in the risk report.

The calculation of the DePfa Group's return on equity is based on average balance sheet equity. As the segments' equity is calculated using a completely different system to that used for Group equity, one figure does not logically compare with the other. The equity reconciliation is, therefore, simply the difference between the total of the segments' equity and that of the Group.

(35) Financing volume

At 2000 year-end, the financing volume amounted to € 137.5 billion (1999: € 134.4 billion) and breaks down as follows:

€ m	31 Dec. 2000	31 Dec. 1999
Public sector financing	112,373	107,398
Property finance	23,096	21,853
– of which residential € 11,611 million (1999: € 11,848 million)		
– of which commercial € 11,485 million (1999: € 10,005 million)		
Other loans	2,080	5,161
Total	**137,549**	**134,412**

Public sector financing breaks down by region as follows:

€ m	31 Dec. 2000	31 Dec. 1999
Austria	3,040	2,476
Belgium/Luxemburg	2,015	2,192
Canada	1,815	917
Denmark	1,124	1,150
Finland	1,484	1,366
France	10,073	9,977
Germany	47,843	49,948
Greece	1,561	1,010
Ireland	292	330
Italy	17,432	17,230
Japan	10,021	8,103
Netherlands	2,008	1,700
Poland	768	0
Portugal	879	626
Spain	8,705	7,555
Sweden	1,722	1,377
Switzerland	257	196
UK	880	845
Others	454	400
Total	**112,373**	**107,398**

Property finance was carried out in the following regions:

€ m	31 Dec. 2000	31 Dec. 1999
Belgium/Luxembourg	617	204
Denmark	638	456
France	845	749
Germany	15,223	15,461
Italy	833	381
Netherlands	805	628
Sweden	444	422
UK	2,446	2,939
USA	705	330
Others	540	283
Total	**23,096**	**21,853**

(36) DePfa Group as lessee

DePfa Deutsche Pfandbriefbank AG and its subsidiaries are committed under capital leases for the rental of capital goods. These leases have varying renewal options and require, in certain instances, the payment of insurance premiums, ground rents and other operating costs. At December 31, 2000, the aggregate minimum rental commitments under the irrevocable capital lease and operating lease, exclusive of renewals, were as follows:

€ m	Capital Lease	Operating Lease
2001	3	3
2002	1	2
2003	0	1
2004	4	1
2005	–	–
Thereafter	–	0
Total	**8**	**7**



(37) DePfa Group as lessor

Rental income for operating leases (rental and lease agreements) amounted to € 48 m (1999: € 5 m) and was reported under income in the profit and loss statement. The book value of the rented and leased assets amounts to € 455 m (1999: € 79 m) and the aggregate depreciation in connection with this stands at € 136 m (1999: € 2 m). Future rental income on such operating leases, which at 31 December 2000 have an initial or residual maturity of more than one year, is as follows:

€ m	Operating Lease
2001	39
2002	39
2003	39
2004	40
2005	67
Thereafter	–
Total	**224**

(38) Contingent liabilities

DePfa Deutsche Pfandbriefbank AG has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for bonds issued by DePfa Finance N.V., Amsterdam. DePfa Deutsche Pfandbriefbank AG ensures that DePfa-Bank Europe plc, Dublin, and DePfa-Bank France S.A., Paris, and DePfa Investment Bank Ltd, Nicosia are able to fulfil their contractual obligations. DePfa Immobilien Management AG, Wiesbaden, has furnished a modified letter of comfort for up to € 7 million for Aufbaugesellschaft Prager Straße mbH. Under the terms of this, DePfa Immobilien Management AG of Wiesbaden has undertaken to ensure this financing, if in return one or more urban properties with net total proceeds of at least € 7 million are transferred to it.

DePfa Deutsche Pfandbriefbank AG has issued to the Federal Association of German Banks an exemption certificate as defined by Section 5 para.10 of the articles of association for the deposit guaranty fund of this association on behalf of DePfa Bank AG.

As a result of its participating interest in the nominal amount of € 1 m in Liquiditäts-Konsortial-bank GmbH, Frankfurt am Main, DePfa Bank AG has an obligation to make additional payments of up to € 6 m. In addition, DePfa Bank AG will be held liable in its own name on a pro-rata basis, if other co-partners, whose total shares amount to € 56 million, fail to fulfil their obligation to make additional payments.

Commitments to affiliates for uncalled payments on partly paid shares amounted to € 90 m at the end of 2000.

(39) Related party relationships

Transactions with affiliates and with companies in which a participating interest is held amount to:

€ m	Affiliates		Companies in which a participating interest is held	
	31 Dec. 2000	31 Dec. 1999	31 Dec. 2000	31 Dec. 1999
Loans and advances to banks	–	–	–	–
Loans to customers	357	719	52	26
Deposits by banks	0	0	–	–
Deposits by customers	11	28	2	5

The total income and expenditure from these transactions refers essentially to interest.

Loans to officers of DePfa Deutsche Pfandbriefbank AG

At the end of financial year 2000, loans to members of the Supervisory Board stood at € 222,669.91 and loans to members of the Management Board totalled € 31,639,975.49.



Remuneration of the Management Board and Supervisory Board

Total remuneration of the Management Board of DePfa Deutsche Pfandbriefbank AG amounted to € 6,820,633.65 in financial year 2000 and remuneration of the Supervisory Board amounted to € 447,122.52.

Pension payments of € 647,773.87 were made to former members of the Management Board or their surviving dependants. The pension provisions for this group of persons amounted to € 8,305,551.10 at 31 December, 2000.

The Supervisory Board remuneration by subsidiaries for members of the Management Board or of the Supervisory Board of DePfa Deutsche Pfandbriefbank AG amounted to € 213.566.62 and € 206,634.75 respectively.

(40) Long Term Incentive Plan of the Management Board

Since 1998, the members of the Management Board have been given the option under a Long Term Incentive Plan of acquiring shares in DePfa Deutsche Pfandbriefbank AG on the basis of a loan against securities.

The repayment and interest on the loans granted are linked to the price of DePfa shares in relation to the share price of a portfolio of comparable defined national and international competitors. The shares are blocked for 3 years and the incentive plan can be exercised in the following years, starting in 2001. At the time of exercise, the interest and repayments of the loan against securities are discharged in full or in part in four defined stages, depending on the extent to which the DePfa share price has outperformed the other shares and the repayments on the loan against securities. Performance is calculated on the total shareholder return principle.

Provisions of € 8 million were set aside for execution of the Long Term Incentive Plan.

(41) Average number of employees during the financial year

	Female	Male	Total
Full-time employees	941	1,352	2,293
Part-time employees	172	11	183
Permanent staff	1,113	1,363	2,476
Temporary staff	44	36	80
Trainees	19	34	53

(42) Shareholders' equity and risk positions under Banking Supervisory Standards

Pursuant to sections 10, 10a of the German Banking Act in conjunction with the banking supervisory Principle I, the core capital ratio (core capital/risk-weighted assets) must not fall below 4%. As a result of the implementation of the Capital Adequacy Directive, the Bank has also been required since 1 October 1998 to calculate the so-called own funds ratio pursuant to section 2, Principle I. The own funds ratio is calculated on the basis of the ratio of own funds to total risk-weighted assets and the weighting factor of 12.5 for market risk positions and option contracts. The ratio must be at least 8%.

The risk-weighted assets, market risk positions and own funds are as follows:

Risk assets (credit-based weighting) € m	**31 Dec. 2000**	**31 Dec. 1999**
Risk-weighted assets	29,196	29,140
Market risk positions	882	959
Total	**30,078**	**30,099**

Own funds € m	**31 Dec. 2000**	**31 Dec. 1999**
Core capital (Tier I)	2,030	1,740
Supplementary (Tier II)	1,251	1,325
Ancillary capital (Tier III)	0	0
Total eligible equity	**3,281**	**3,065**
Core capital ratio in %	7.0	6.0
Capital ratio in %	11.2	10.5
Total ratio in %	10.9	10.2



With an overall ratio of 10.9%, DePfa Group exceeds the required rate of 8%.

In 1989, the Bank joined the Basel Accord on international capital convergence on a voluntary basis. The BIS regulations lead to the following ratios:

in %	31 Dec. 2000	31 Dec. 1999
Core capital ratio	6.1	5.5
Capital ratio	9.8	9.5
Own funds ratio	9.5	9.4

(G) Risk report

1. Risk Management within DePfa Group

A strong focus on risk is essential, not least in view of the Bank's overall aim of achieving a sustained increase in its corporate value. The desired goal is only attainable in the long-term if there is a favourable relationship between risk and return. The importance of this fact is reflected and documented in the high priority given to risk management within DePfa Group.

Taking on risk is an elementary aspect of banking. Handling risk must be central to the Bank's operating activities to ensure targeted risk management and an optimum use of the capital put at the Bank's disposal by its shareholders. We have comprehensive risk assessment and management systems, which are under continual development. This involves considerable expenditure in terms of personnel and technology, that permits our keeping in step with the increasingly wide-ranging and complex demands of the international banking business. Well functioning systems for assessing and identifying risk at an early stage and managing risk are therefore an integral part of our business.

In the last few years, legislation has been introduced around the world requiring company management to establish adequate systems for monitoring risk. The objective of these statutory requirements is to ensure early identification of developments that could have an adverse impact on asset portfolios. The risk management system of every financial institution must embrace this primary aim at the operational level and be in a position to anticipate and assess any negative changes. It is of primary importance in this respect to generate information that is highly relevant to risk management and to compile this information in such a manner as to provide decision-makers with an overview of the bank's risk and earnings position at all times.

The debate on risk has mainly centred in the last few years on banking supervisory regulations, including credit risks, market risks and operational risks. Methods have gradually been introduced to make these risks quantifiable and therefore manageable. In this regard, however, it is worth recalling that every company considers strategic risk as the highest on their list of risks. Making the wrong strategic decisions can have dire consequences such as putting the long-term prosperity or even the existence of the company in jeopardy, the very same consequences that the establishment of risk management systems seeks to avoid.


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A strategy is successful when it is able to serve the right products to the right clients in the right markets at the right time. However, this rather static definition does not take into account the high rate of change in today's economic environment, which makes it necessary for us to continually review the strategic orientation of DePfa Group. In the past decade since privatisation, our unswerving strategic focus has enabled us to access new areas of business. In particular the development of our international public sector financing activities and the expansion, initially in Europe, of our property finance arm reflect this. These units are currently the most profitable in the Group.

In 2000 more mergers were announced and carried out in the banking sector around the world than ever before. DePfa Group has not followed this strategic trend. Following intensive preparatory work and weighing up of the strategic options, the Group announced in November 2000 that it was aiming to completely split its public sector financing and property financing activities.

As is the case with every new positioning, this also involves a strategic risk, but we are convinced that it will improve our ability to concentrate on our core competences in the respective market segments and thus create additional value for our shareholders. The reaction of the capital markets to our decision to enhance our focus was altogether very positive.

Organisation of risk management within DePfa Group

Risk management is integrated in DePfa's business procedures. Management and control of relevant risks are therefore the responsibility of all those involved in the various business procedures.

In a bank, which has handled financings traditionally on balance sheet, the lending business contributes considerably to the Bank's overall risk. As a result, assessing the risk involved in the financing transactions is the core area of competence, which is and must be a high priority for all participating employees and units. Extensive regulations and guidelines as well as a sophisticated structure of competences for awarding and examining ratings ensure that the risk policy defined by the Bank is respected. The risk policy is derived from the strategic orientation of DePfa Group and determined by the Management Board. During the term of a loan, the loan exposure is subject to constant monitoring. The illustration below gives an overview of the controlling procedures applied throughout the Group for counterparty exposure, which besides the traditional lending business (property, infrastructure and public sector financing) consists of credit risks from Treasury activities.

Monitoring functions in credit risk



Credit Risk
Property Financing
Infrastructure Financing
Public Sector Financing
Treasury-Business/Derivatives
Decision making phase
Term of business
Loan decision according to level of approval powers
Qualitative risk assessment of credit application and of the counterparty on the basis of internal credit guidelines, supported by internal/external rating, scoring, balance sheet analysis
Submitted to Central Credit Dept.
Submitted to Risk Management
Limit System (counterparty limits, country limits...)
Management Board
Management Board* Decision
Credit committee Decision
Credit Control
Regular credit analyses
Limit control
Monitoring
Quantitative credit risk controlling
Work out

* Approval of Supervisory Board required according to size of credit application

Market risks are taken on by the Treasury units of the DePfa Group, while coordination takes place at the Group's head office in Wiesbaden. Measuring and monitoring the Bank's daily market risk position is the responsibility of Group Risk Control.


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The following table summarises the allocation of responsibilities in risk monitoring:

Counterparty exposure	Property business	Central Credit Department, Financing Departments
	Infrastructure financing	Public Sector Risk Management
	Public sector financing	Credit Department, DePfa-Bank Europe plc
	Treasury transactions/derivatives	Credit Risk Control, Correspondent Banking
	Country risks	Country Limit Committee, Market Risk Control
	Quantitative risk modelling	Credit Risk Control
Market risks		Market Risk Control
Liquidity risks		Treasury
Operational risks		Units in charge of the processes involved, Chief Operating Office
General compliance with regulations		Audit

2. Measuring and managing the fundamental types of risk
2.1 Counterparty risk

Counterparty risk is defined as the possibility of losses due to the partial or total default on a loan in connection with a deterioration in the credit-worthiness of a business counterparty. The risk can arise from both on-balance sheet (traditional lending business) and off-balance sheet transactions (e.g. counterparty risks from derivative financial instruments). Whereas in traditional lending, credit risks relate to the credit-worthiness of the borrower and the underlying value of the collateral, counterparty risk addresses the possibility of non-fulfilment of the contract on the part of the counterparty and the losses resulting from its replacement with an equivalent position made on more unfavourable terms.

There is a distinction between credit risk and country risk in relation to the business counterparty's credit-worthiness. Credit risk applies to the contractual fulfilment of the loan by the business counterparty. In order to assess the possibility of a partial or total default on the loan, special internal rating procedures are applied within DePfa Group for the property finance, infrastructure financing and public sector financing units as well as for counterparties from Treasury transactions. As part of moves to develop an overall risk management system, a master scale is used to combine the various rating procedures. In contrast to credit risk, country risk is not dependent on the business counterparty's individual credit-worthiness. Country risk relates to the possibility of default on cross-border transactions as a result of overriding political and economic developments (e.g. foreign exchange restrictions). Country risk therefore adds to the importance of the credit-worthiness of the international business partner.

Ahead of market risks and operational risks, counterparty risk forms the most significant risk element within the Bank. Particularly in light of forthcoming changes under 'Basel II' efficient management of credit risk is an important pillar of overall risk management of DePfa Group.

The following section outlines how DePfa manages risk on a Group-wide level and is broadly grouped according to the structure of our business units.

Public sector finance

With a share of 81.7% of total financing, public sector finance is the main business activity of DePfa Group. We have focused this division on clients with a first rate credit standing. The portfolio is broadly diversified with loans in over 30 countries and our business is clearly aimed at the sovereign level. A specific limit is established for each public sector entity, which is derived from our internal scoring system. An exception is national governments with first class credit ratings such as the Federal Republic of Germany or France, which require no special credit analysis. 79.7% of the total portfolio with a volume of € 112.4 billion is classified with a risk weighting of 0% in accordance with BIS regulations and 19.0% of public sector financing carries a risk weighting of 20%. The new Basel capital adequacy rules will not lead to any significant shifts within our equity allocation in public sector finance. The high degree of credit-worthiness among our public sector loans is evident from the assessment of the rating agencies: almost 40% of the portfolio is rated AAA and more than 50% is rated AA. The


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non-rated assets, 6% of total loans, consist primarily of loans to German federal states and public sector credit institutions. At € 375 million, public sector infrastructure financing makes up only a small portion of our total financing.

Property finance

Counterparty risk in property finance relates to credit risk and collateralisation risk. Credit risk arises from the possibility of the business partner failing to meet his obligations on payments of interest and principal based on a long-term view of his economic and financial situation. Collateralisation risk results from the possibility of a deterioration in the value of the underlying collateral (normally the property being financed), due to specific factors relating to the property or the market situation.

The Bank has sophisticated risk management systems to manage these risks. This is supplemented by a Credit Risk Controlling unit, part of Group Controlling, which is responsible for measuring and monitoring the Bank's overall risk position. Reviews are also conducted by the internal audit department.

Credit approval process

The implementation of a scoring system for credit applications is a decision making tool when granting loans to private clients. The Bank uses an internal rating process in its commercial property finance business that leads to objective and uniform loan decisions, and facilitates a systematic identification of risk for regular loan monitoring and portfolio analysis. Using a scoring system, it is possible to assess credit risk, property risk, and property-related completion risk and/or marketing risk. The Bank has as a result of its early introduction of a rating system tailored towards the property finance business, created the conditions necessary for implementing Basel II requirements, particularly in terms of historic data.

The **credit-worthiness rating** is supported by an evaluation process that automatically calculates balance sheet ratios. The assessment of these ratios, together with qualitative factors, form the basis of credit risk evaluation. Also included in the evaluation are sector ratios calculated by recognised institutions. In the case of borrowers belonging to a group, the credit-worthiness of the group, the quality of the overall loan commitment extended to this group as a whole, and, on the basis of these factors, the appropriateness of the entire transaction volume are taken into account. Credit limits for restricting exposure are established accordingly. In the case of larger leased properties, the examination of credit-worthiness also includes the main tenants of the property, whose long term financial situation has a considerable influence on the property.

The **property rating** is based on the loan-to-value ratio and the return achieved through renting the property.

The current and future value of the property provided as collateral is calculated according to region and type of property by experts who operate independently of the loan decision making process. For property financing activities outside Germany, local external surveyors are charged to carry out the valuation.

A computer-based system regularly monitors **completion risks and/or marketing risks** relating to property, from disbursements, work-in-progress, success in marketing the property and the resulting repayment ratio as well as changes in the value of the property.

Client accounts are organised by country as well as by type of commercial property where in the latter case highly qualified teams with relevant experience in the respective sector of the property market operate on a cross-border basis.


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Collateralisation

At the end of the year 2000, the volume-weighted loan-to-value ratio for the German property financing portfolio (performing loans) stood at approximately 79% of the assessment value that is on average approximately 10% below the open market value (former Western Germany approximately 79%, former Eastern Germany approximately 78%). The volume-weighted loan-to-value risk ratio for non-German property financing is approximately 68%. This does not include contractual additional collateral that serves to reduce risk.

German Business (performing loans) vs. non-German Business (€ m) in %

	German Business – performing loans				Non-German Business		Total Business	
	Total		*West*	*East*				
	volume	*LTV*	*LTV*	*LTV*	*volume*	*LTV*	*volume*	*LTV*
Office Properties	1,598	88%	87%	88%	3,507	65%	5,105	72%
Retail Properties	849	86%	89%	84%	1,143	76%	1,991	82%
Hotel Properties	289	66%	65%	68%	1,649	64%	1,938	65%
Specialised Properties	428	77%	76%	79%	1,067	74%	1,496	75%
Social Properties	426	84%	85%	77%	31	50%	457	82%
Residential Properties - owner occupied	4,894	77%	75%	84%	104	62%	4,998	76%
Residential Properties – tenanted	4,340	72%	76%	65%	365	74%	4,705	72%
Undeveloped Plots of Land	209	105%	112%	89%	7	54%	216	103%
Other	284	96%	87%	106%	0	–	284	96%
Total	**13,317**	**79%**	**79%**	**78%**	**7,873**	**68%**	**21,190**	**75%**

* Including buildings under construction due for sale

Loan-to-value by category (non-German business)

in %	Office Properties	Retail Properties	Hotel Properties	Specialised Properties	Social Properties	Residential P.-owner occupied *	Residential Properties tenanted	Undevel. Plots of Land	Other	Total
Belgium	69	69	61	65	20	59	50	32	0	**66**
Czech Republik	52	0	86	53	0	0	0	0	0	**65**
Denmark	73	65	76	76	0	76	78	0	0	**72**
France	62	67	47	64	0	29	59	0	80	**61**
Great Britain	68	100	65	70	0	55	92	0	0	**71**
Italy	69	61	61	79	56	43	61	60	0	**70**
Luxembourg	51	0	0	0	0	0	57	0	0	**53**
Poland	73	72	0	70	0	0	0	0	0	**72**
Spain	0	71	0	82	0	100	0	0	0	**74**
Sweden	54	51	67	0	0	78	73	0	0	**60**
Switzerland	74	79	91	0	0	0	0	0	0	**83**
Netherlands	76	82	71	79	0	67	89	79	0	**76**
Turkey	0	50	57	0	0	0	0	0	0	**54**
USA	50	0	60	0	53	0	0	0	0	**56**
Total	**65**	**76**	**64**	**74**	**50**	**62**	**74**	**54**	**80**	**68**

* Including buildings under construction due for sale

Pricing

The pricing of loans stands in direct correlation to its level of riskiness. In this respect, the cost of equity is included in the calculation of financings, alongside standard risk costs based on client and property classification.

Risk sharing

The Bank actively syndicates loans as a means of risk sharing, primarily for large-scale commercial property finance.


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In addition to its syndication business, the Bank uses securitisation to put a cap on volumes for sub-portfolios according to property types. Securitisation allows the Bank to transfer the risk inherent in a property financing portfolio or sub-portfolio, while at the same time maintaining its relationship with the clients and keeping open its access to the market.

Monitoring

The lending portfolio is reviewed on a regular basis with the help of traditional early warning methods and, in particular, forms part of a computerised monitoring process. In this process, which includes loan and property monitoring, financings which meet certain criteria in terms of volume and risk are analysed regularly using a large number of credit-worthiness and property-related indicators. Any deviations over time of these criteria between the actual course and the planned course which formed the basis of the loan decision are identified and the rating is adapted accordingly. In the event of a downgrading, the commitment is placed on a watch list for continuous observation.

Such loans are subject to review by credit committees depending on their volume, or analysed with regard to their risk content by a task force set up specifically for this purpose. The task force also determines the necessary steps for avoiding or at least reducing loss. In the case of a markedly negative deviation, the loans are handed over to experts for appropriate action.

Reporting

The Management Board is informed regularly about the development of the property finance portfolio and its risk content in a management report. The management report is supplemented by regular reports to the Supervisory Board.

The management report analyses the distribution of the portfolio according to countries, regions, property types, client groups, volume and risk categories, and shows the formation of cluster risks. It therefore serves as a basis for managing the entire portfolio and repositioning sub-portfolios in terms of risk diversification and risk limiting.

Over the last five years, the Bank has achieved an increasingly broad geographical distribution in all its commercial sub-portfolios due to a risk conscious expansion of its non-German property financing business.

Sub-portfolio "Office Properties" according to countries/regions over the last 5 years (€ m) in %

	31.12.96	31.12.97	31.12.98	31.12.99	31.12.00
Benelux	268	365	350	360	505
Eastern Europe	0	0	5	130	139
France	83	110	193	341	366
Germany	2,335	2,080	2,387	2,284	2,347
Great Britain	281	433	824	1,573	1,465
Scandinavia	56	72	273	419	462
Southern Europe	11	21	71	163	291
USA	18	6	0	178	241
Total	**3,052**	**3,087**	**4,103**	**5,448**	**5,816**



9%
2%
1%*
9%
3%
76%
31.12.96
14%
2%
1%*
12%
4%
67%
31.12.97



Benelux
Eastern Europe
France
Germany
Great Britain
Scandinavia
Southern Europe
USA
7%
2%
8%
5%
20%
58%
31.12.98
8%
3%
3%
7%
2%
6%
29%
42%
31.12.99
5%
4%
9%
8%
3%
6%
25%
40%
31.12.00

* Southern Europe and USA


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Sub-portfolio "Hotel Properties" according to countries/regions over the last 5 years (€ m) in %

	31.12.96	31.12.97	31.12.98	31.12.99	31.12.00
Benelux	46	113	102	187	250
Eastern Europe	0	0	0	24	54
France	0	18	46	116	147
Germany	437	403	355	345	360
Great Britain	105	173	333	508	516
Scandinavia	0	0	0	43	58
Southern Europe	4	34	56	63	164
USA	0	0	0	109	443
Total	592	741	892	1,395	1,992


17%
1%
8%
74%
31.12.96
5%
15%
23%
3%
54%
31.12.97


Benelux
Eastern Europe
France
Germany
Great Britain
Scandinavia
Southern Europe
USA
6%
12%
5%
37%
40%
31.12.98
8%
13%
5%
3%
2%
8%
36%
25%
31.12.99
22%
13%
3%
7%
8%
3%
18%
26%
31.12.00

Loan loss provisions

With regard to discernible risks in the property finance business, specific provisions are set aside on the basis of the potential loss and according to uniform Group-wide standards. General loan loss provisions are set aside for potential risks on the basis of evaluated migration under US GAAP across the risk categories.

Counterparty risk in Treasury activities

The Treasury activities of DePfa Group relate to securities transactions, money market transactions and derivatives which are carried out almost exclusively with bank counterparties.

The level of credit risk associated with Treasury activities depends on the structure of the particular transaction. While credit exposure for the on-balance-sheet instruments considered here is expressed by their current market value, credit risk for derivative financial instruments is estimated on the basis of the potential replacement costs, resulting from the replacement with an equivalent position in the event of potential counterparty default.

A Group-wide system is in place throughout DePfa Group for monitoring counterparty risks in Treasury transactions. Internal rating categories are incorporated into this limit system. The maximum limit granted, is calculated according to rating categories, and is determined according to the particular counterparty's grading in an internal rating category. The scoring of counterparty risks in internal rating categories is carried out on the basis of our own reports, balance sheet data, external rating information as well as expert analyses. The Correspondent Banking unit is responsible for monitoring compliance of the limit.

Within DePfa Group, Treasury transactions focus on first-rate borrowers with excellent creditworthiness.

The chart below gives a breakdown by external ratings of counterparties in Treasury transactions. Unrated banks are savings banks, cooperative banks and subsidiaries of international financial institutions, where external rating information is only available for the parent company.



Treasury counterparties by external rating category



10.70 %
25.40 %
24.33 %
2.41 %
37.16 %
AAA
AA+ to AA-
A+ to A-
BBB+ to BBB-
unrated

Country risks

Country risk is essentially defined as the combination of all economic and political events that can affect the ability of the counterparty to meet commitments in cross-border transactions.

The Group's Country Limit Committee has divided up all countries where DePfa is prepared to do business into six credit-worthiness categories, ranging from "first rate" to "severely restricted" and has given each country a country limit denominated in euros. In addition to individual limits, group limits (by credit-worthiness group) have been established, which restrict the combined risk of several countries that have the same level of credit-worthiness.

The breakdown of individual countries according to their credit-worthiness is based on economic information about the country, in-house research as well as reports of international rating agencies.

All country evaluations and individual limits are approved by the entire Management Board. Group Risk Control is responsible for continually monitoring the utilisation of country limits.

93% of all country limits currently apply to countries with a first rate credit standing.

2.2 Market risks

Given the nature of DePfa Group's operations, we attach varying degrees of significance to the different market risks. Interest rate risks relative to public sector and property finance are the most significant, while currency risks only play a minor role. DePfa Investment Bank Ltd also trades in shares to a very limited extent.

The chart below illustrates DePfa Group's value-at-risk as at the end of financial year 2000.

Value-at-risk (€ m) as per end 2000



200
150
100
50
0
Exchange rate risk
Interest rate risk in foreign currency
Interest rate risk in Euro

Trading activities are exclusively permitted for DePfa Investment Bank Ltd, the other institutions in the Group being only exposed to market risk in the context of asset/liability management. In view of these special factors, particular attention is devoted to risk monitoring at DePfa Investment Bank Ltd.


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To quantify and manage market risks, DePfa Group calculates a value-at-risk on a daily basis using the variance/covariance approach. This generally accepted statistical method measures the potential loss in value of financial instruments which may occur during a pre-defined period given a 99% probability level. The prescribed holding period of 20 days was deliberately extended over BIS parameters (10 days). This very conservative approach in terms of the possible neutralisation of items, also takes into account the specific nature of activities of a mortgage bank or institution without a trading book.

As a further element in this approach, all of DePfa Group's activities are included in the value-at-risk calculations giving a complete picture of the risk position for the Bank as a whole, so that in addition to straightforward interest-related operations all other items on the balance sheet are also taken into account.

We also have a particular approach for establishing limits to restrict market risks. We favour a limit which is present value oriented and therefore dynamic. This limit is calculated as follows:

Present value of interest-related business
+ book value of non interest-related business

Present value of company
./. equity
./. planned minimum profit of the next 4 years

Risk present value
Value at Risk limit: 40 % of risk present value

The present value of interest-related business calculated on a daily basis reflects earnings from new business as well as valuation changes in all the Bank's assets resulting from fluctuations in market parameters (e.g. interest rate changes, volatility changes, exchange rate shifts). Through constant adjustment of the risk present value, the risk capability, and therefore the risk limit, are adapted automatically to new economic conditions, whereby only a fraction of the risk present value is finally released by the Management Board according to the value-at-risk limit. This system has also been used by DePfa Bank AG to limit risk since May 2000.

Parallel to the adoption of the above-mentioned method for setting risk limits for the largest units in the DePfa Group, the Management Board has also set a new rule for ad hoc reporting, which states that the Management Board must be notified immediately if the value-at-risk for the Group exceeds € 235 million. Since the rule was established, value-at-risk for the Group has not even been close to this level. The maximum risk utilisation amounted to € 194 million on 26 September 2000. The lowest level was € 122 million on 20 June 2000.

Over the year, value-at-risk has developed as follows:

Value-at-risk (€ m) during 2000, reported at end of month



250
200
150
100
50
0
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


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The above restriction on the Group limit means that the units within the Group are also called upon to monitor the movement in the risk present value of the Group. The Management Board is notified if utilisation based on the available individual limits is approaching the Group limit, so that they can review the desired allocation of the risks in view of the given situation. The table below shows in detail the highest risk utilisation for the main entities in the Group.

Value-at-risk € m	DePfa Deutsche Pfandbriefbank AG		DePfa Bank AG		DePfa-Bank Europe plc		Total	
	Interest	Currency	Interest	Currency	Interest	Currency	Interest	Currency
30.12.99	86	3	67	–	22	–	168	3
29.12.00	100	5	86	–	1	–	156	5
Max.	138		98		30		194	
Min.	45		82		0		122	

To maintain the highest standards in value-at-risk calculations Market Risk Control is responsible for assessing the volatilities and correlations on the basis of market data. Statistical parameters of the different markets used in the calculation are only implemented after detailed examination. The validity of methods of calculating value-at-risk is examined by means of regular back testing, whereby profit and loss resulting from actual market changes are compared with the values forecast using the value-at-risk procedure (500 day basis). For the year 2000, the value-at-risk calculations performed by the Bank did not underestimate the market risks. In addition, extreme market fluctuations are simulated through worst case scenarios. These calculations also produced satisfactory results.

The Management Board is notified on the level and utilisation of the limits for the Group and the individual banks, as well as for the change in present values on a daily basis. In addition to the division of value-at-risk according to risk factors (currency, interest rate per currency and term), the basis point value serves to illustrate the sensitivity of the items according to individual terms. Furthermore, gap analysis provides information on a monthly basis on the net asset position and net liability position over the next 15 years. These analyses are used in performing different simulation calculations for determining risk or earnings. By means of assumptions possible losses resulting from extreme or possible market fluctuations, for example those caused by variable changes in yield curves or scheduled new business, can be quantified in advance. This is not possible with the value-at-risk method, and therefore scenario analyses form an important part of monitoring market risks.

As a result of the complex monitoring of market risks already in place, the new requirement of the Federal Banking Supervisory Authority to report interest rate risks in the mortgage bank sector, which took effect in April 2001, will present no difficulties for DePfa Group. Under the new requirement, a risk indicator must be released each month giving the present value changes resulting from a parallel shift of the yield curve by 100 basis points in relation to the equity capital in accordance with § 10 German Banking Act (KWG). Should this value exceed 10%, the Supervisory Authority will require further information for a closer inspection of the institution's risk situation. The first model calculation for the current month carried out after the announcement of this new requirement in October 2000 has produced a risk value below this statutory level.

Group Market Risk Control is responsible for designing and continually verifying the measuring procedures to be applied, and for monitoring compliance with the limits set by senior management. In this process, great importance is attached to meticulous and extensive risk monitoring in the Bank, as the successful execution of this task is also an important condition for achieving the Bank's ambitious targets for earnings and growth. Risk Control has therefore planned a further increase in staff and technology systems.

In addition, market risks at DePfa Investment Bank Ltd are not assessed using the value-at-risk approach used within the rest of the Group. Instead a calculation method is used which takes the current imminent price and liquidity risk of the individual items more directly into account than a traditional method. The approach behind the capital-at-risk model is to define potential risk as the maximum loss of value for a portfolio in unfavourable market conditions.


Chart

Additional factors were determined accordingly and used to weight the individual investments in order to calculate the capital-at-risk. These take into account not only the country category, the product type and investment timescale but also potential price falls since the relevant position was entered into. Greater risks are weighted with a far higher factor. In addition, a ceiling was set for the sum of all transactions, and the asset distribution is also taken into account through various individual limits. Aggregate exposure in emerging markets countries which are in the highest risk category may not exceed 5% of the total investment limit. The average utilisation of this limit by DePfa Investment Bank Ltd. amounted to 74% in 2000. The capital-at-risk calculation is updated daily. On average, the limit utilisation rate was 90% for 2000 and utilisation amounted to US$ 111 million at the year-end. At its peak, capital-at-risk amounted to US$ 135 million on 9 November, while a prudent investment approach at the beginning of the year (4 Jan 2000) kept capital-at-risk to US$ 41 million.

2.3 Liquidity risks

Liquidity risk is defined as the possibility that current and future payment obligations will not be fulfilled in full or at the due date.

It is the task of liquidity management to manage the origination and investment of funds in order to achieve the most efficient and best possible results in terms of earnings. For this purpose, DePfa Group operates a Group-wide liquidity management system, which integrates all the relevant units. To ensure the ability of the Group to cover all payment obligations of the Group and its units at all times, our Treasury prepares liquidity balance sheets and cash flow forecasts. Extensive liquid security portfolios are maintained to ensure liquidity in local currencies. The liquidity ratios of the revised Grundsatz II (German Banking Act) were kept within the statutory limits.

2.4 Operational risk

Operational risk defines all potential direct or indirect risks caused by inadequate or failed procedures, systems and controls, lack of knowledge and mistakes by individuals, or by external events, such as earthquakes, accidents, criminal attacks, and also regulations, etc. In particular, this definition includes legal risks to which the Bank is exposed.

In order to do justice to the increasing importance of operational risk in the banking business, and in view of the expected supervisory regulations on capital backing of operational risks, we have begun developing a system for qualifying and quantifying operational risks as a supplement to existing control, procedural and organisational measures. The essential components of this system are the definition and observation of qualitative indicators for early identification of problems and weak spots in our procedures, and the recording of information on losses caused by operational weaknesses. This measurement and monitoring system provides the responsible staff with an instrument for risk efficient and cost efficient management of their procedures. We will also use this information to expand our management information system to include an operational risk monitor for independent and continuous controlling of these risks.

In terms of organisation, the management of operational risks is the responsibility of the Chief Operating Office, which is also responsible for cross-divisional co-ordination and quality assurance of procedures and data, and of the operational units themselves. Following completion, the operational risk monitor will come under the responsibility of Risk Controlling. Our control mechanisms will be supplemented and complemented by the Audit department.

We pay particular attention to emergency planning. To exclude possible IT emergencies or even breakdowns, we use duplicated and networked systems and databases located at our offices in Wiesbaden, Dublin and Tokyo. If one element in this data network or computer system fails, the other elements of the system take over its function allowing uninterrupted operation 24 hours a day throughout the year. These technical measures are supplemented by emergency planning for the individual operational areas. An ongoing process will develop, review and improve methods for dealing with various possible emergency scenarios. This should guarantee our uninterrupted business activities.


Chart

3. Risk management as a central element in Group management

A consistent link between risk management and earnings management in the DePfa Group is a key characteristic of the management of the Bank as a whole. This characteristic is based on the understanding that, given the overriding importance of profitability, controlling risks rather than simply avoiding them is crucial to the economic success of the Bank. For this purpose, the profitability of existing and potential new business is examined on the basis of risk-adjusted Return on Equity (RoE). This ratio relates profit on financial transactions to the capital necessary for backing risks associated with these transactions. In this way, risks are only entered into or maintained if this is considered advantageous from the point of view of profitability.

The level of capital allocated within the Group is in line with banking supervisory regulations (Grundsatz I under German Banking Act) as well as supplementary regulations. These can be regarded as very conservative. For example, even public sector loans, which do not have to be backed by equity according to banking supervisory regulations, are assigned a notional risk weighting of 5 %. Furthermore, equity on the basis of the value-at-risk limit is allocated for market risks of the banking book.

As part of our preparations for the new equity regulations to be introduced by the Basel Committee on Banking Supervision ('Basel II'), we are currently working assiduously on setting up internal credit risk models. As soon as these have been implemented, it will be possible to align the allocation of equity on an internal rating basis with economic risks.

Utilisation of equity as well as risk-adjusted returns of the individual business areas are calculated by Group Controlling on a quarterly basis and published in the segment reporting. The integration of earnings and risk management forms a crucial basis for the targeted and value-oriented management of resources.

(H) Officers

of DePfa Deutsche Pfandbriefbank AG including participation in Supervisory Boards and other Supervisory Bodies in accordance with Section 285 No. 10 of the German Commercial Code

Management Board

Gerhard Bruckermann (Speaker, from 20 June 2000)

Group mandates

– DePfa-Bank Europe plc	Chairman of the Board of Directors
– DePfa Capital Japan K.K.	Member of the Board of Directors
– DePfa Investment Bank Ltd.	Member of the Board of Directors
– DePfa USA Inc.	Chairman of the Board of Directors

Other mandates

– Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH	Member of the Advisory Board

Karl-Heinz Glauner (Speaker, from 20 June 2000)

Group mandates

– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa-Bank France S. A.	Chairman of the Management Board and Managing Director
– DePfa Financial Services spol s r.o.	Chairman of the Supervisory Board
– DePfa Financial Services Polska Sp. z o.o.	Chairman of the Supervisory Board
– DePfa Partecipazioni S.p.A.	President
– DePfa Property Services B.V.	Member of the Supervisory Board
– DePfa USA Inc.	Member of the Board of Directors
– DePfa Hypotheken-Management GmbH	Chairman of the Supervisory Board
– Hypotheken Discount Vermittlungs GmbH	Chairman of the Supervisory Board
– Immo Consulting S.p.A.	Member of the Management Board

Other mandates

– Deutsche Interhotel Holding GmbH & Co. KG	Member of the Advisory Board
– Entenial S.A.	Member of the Management Board



Dr. Thomas M. Kolbeck

Group mandates	
– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa-Bank France S.A.	Member of the Management Board
– DePfa Capital Japan K.K.	Member of the Board of Directors
– DePfa Investment Bank Ltd.	Chairman of the Board of Directors
– DePfa IT Services AG	Chairman of the Supervisory Board
– DePfa USA Inc.	Member of the Board of Directors
– Deutsche Structured Finance GmbH	Member of the Advisory Board

Michael A. Kremer (from 1 February 2000)

Group mandates	
– Deutsche Structured Finance GmbH	Chairman of the Advisory Board
– DePfa Bau-, Verwaltungs- und Controlling GmbH	Member of the Advisory Board
– DePfa Immobilien Management AG	Chairman of the Supervisory Board
– DePfa Property Services B.V.	Chairman of the Supervisory Board

Other mandates	
– AVECO Holding GmbH	Member of the Supervisory Board
– Deutsche Operating Leasing AG	Chairman of the Supervisory Board
– Pfersee Kolbermoor GmbH & Co. KG	Member of the Supervisory Board

Dr. Peter Lammerskitten

Group mandates	
– Deutsche Bau- und Grundstücks-Aktiengesellschaft	Chairman of the Supervisory Board
– BHG Gesellschaft zur Betreuung von Haus und Grundbesitz mbH	Chairman of the Supervisory Board
– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa Bau-, Verwaltungs- und Controlling GmbH	Chairman of the Advisory Board
– DePfa-Bank France S. A.	Dep. Chairman of the Management Board
– DePfa Immobilien Management AG	Dep. Chairman of the Supervisory Board
– DePfa Investment Bank Ltd.	Member of the Board of Directors
– DePfa IT Services AG	Dep. Chairman of the Supervisory Board
– DePfa USA Inc.	Member of the Board of Directors
– IBS Innovative Banking Solutions AG	Member of the Supervisory Board
Other mandates	
– burgbad AG	Chairman of the Supervisory Board



Supervisory Board

Dr. Jürgen Westphal, Chairman

Minister (ret'd), Attorney-at-law, Judge at the Hamburg Constitutional Court

– DePfa Bank AG	Chairman of the Supervisory Board
– Treugarant AG, Wirtschaftsprüfungsgesellschaft	Chairman of the Supervisory Board
– Jungheinrich Aktiengesellschaft	Member of the Supervisory Board
– Bankhaus Joh. Berenberg, Gossler & Co.	Member of the Management Board

Christian Graf von Bassewitz, Deputy Chairman

General Partner and Management Spokesman of Bankhaus Lampe KG

– Condor/Optima Versicherungen	Chairman of the Supervisory Boards
– DePfa Bank AG	Dep. Chairman of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Dep. Chairman of the Supervisory Board
– Deutscher Ring Krankenversicherung a.G.	Member of the Supervisory Board
– famila Handels-Zentralgesellschaft mbH + Co. KG	Member of the Supervisory Board
– Universal-Investment-Gesellschaft mbH	Member of the Supervisory Board
– Lampebank International S.A.	Member of the Management Board
– Lampe Beteiligungsgesellschaft mbH	Member of the Advisory Board
– Lampe Immobilien GmbH	Member of the Advisory Board

Reiner Wahl, Deputy Chairman

DePfa Deutsche Pfandbriefbank AG

Prof. Dr. Dr. Ann Kristin Achleitner

Chairman of the Board of the Institute for Financial Management at the European Business School e.V.

– GermanIncubator – GI Ventures AG	Chairman of the Supervisory Board
– Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft AG	Member of the Supervisory Board
– thorborgnet GmbH & Co. KgaA	Member of the Supervisory Board

Dr. Richard Brantner

Member of a Management Board (ret'd.)

– DePfa Bank AG	Member of the Supervisory Board
– DePfa-Bank Europe plc	Vice Chairman of the Board of Directors

York-Detlef Bülow

DePfa Deutsche Pfandbriefbank AG

Wolfgang Fauter

Chairman of the Management Boards of Deutsche Ring Versicherungen

– Deutscher Ring Bausparkasse AG	Chairman of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Roland Rechtsschutz-Versicherungs-AG	Member of the Supervisory Board
– ZEUS Service AG	Dep. Chairman of the Supervisory Board
– ZEUS Vermittlungsgesellschaft mbH	Dep. Chairman of the Supervisory Board



Erwin Flieger (from 20 June 2000)

Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G. and BBV Holding AG

– Bayerische Beamten Versicherung AG	Chairman of the Supervisory Board
– BBV Krankenversicherung AG	Chairman of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Neue Bayerische Beamten Lebensversicherung AG	Chairman of the Supervisory Board

Dr. Friedrich Adolf Jahn

President of the Zentralverband der Deutschen Haus-, Wohnungs- und Grundeigentümer e.V.

– DePfa Bank AG	Member of the Supervisory Board

Siegfried Just

DePfa Deutsche Pfandbriefbank AG

Dr. Thilo Köpfler (from 20 June 2000)

Chairman of the Management Board for DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG (ret'd)

– Aachener Siedlungs- und Wohnungsgesellschaft mbH	Chairman of the Management Board
– DePfa Bank AG	Member of the Supervisory Board
– TLG Treuhand Liegenschaftgesellschaft mbH	Member of the Supervisory Board

Jacques Lebhar
Chairman of the Management Board and Managing Director of Entenial

– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– ESL & Network SA	Member of the Supervisory Board
– ESL & Network (France) SAS	Member of the Supervisory Board
– La Mondiale Partenaire	Administrateur
– Vauban Mobilisations Garanties	Member of the Supervisory Board

Klaus Novatius
DePfa Deutsche Pfandbriefbank AG

Hans-Georg Poetzsch
DePfa Deutsche Pfandbriefbank AG

– CP-Medienwerbung AG	Member of the Supervisory Board

Rudi Ditmar Runkel
DePfa Deutsche Pfandbriefbank AG

Dr. Rolf Schmid
President of the Federal and state pensions office

– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board



Dr. John W.M. Simons (until 20 June 2000)

Managing Director of Bouwfonds Nederlandse Gemeenten (ret'd.)

– Copaco N.V.	Member of the Supervisory Board
– Huybregts & Boldrik Bouw & Vastgoedgroep	Member of the Supervisory Board
– MAB Groep B.V.	Member of the Supervisory Board
– M.J. de Nijs en Zonen Holding B.V.	Member of the Supervisory Board
– Orange European Property Fund	Member of the Supervisory Board
– Orange Global Property Fund	Member of the Supervisory Board
– Stichting NDR (Draf en Rensport)	Member of the Supervisory Board
– SNS Renal Groep	Member of the Supervisory Board
– Vesteda Management B.V. (Woonfonds ABP)	Member of the Supervisory Board

Jürgen Steinert (until 28 February 2001)

Senator (ret'd.)

President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V. (ret'd.)

– DePfa Bank AG (until 28 February 2001)	Member of the Supervisory Board
– GdW Revision AG	Chairman of the Supervisory Board
– Hammonia-Verlag GmbH	Member of the Management Board

Jürgen Strauß

General Manager and Principal Agent for Germany of the Schweizerische Lebensversicherungs- und Rentenanstalt

– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Chairman of the Supervisory Board
– Swiss Life Partner Aktiengesellschaft Vermittlung von Versicherungen und Finanzdienstleistungen	Chairman of the Supervisory Board
– Swiss Life Asset Management Kapitalanlagegesellschaft mbH	Member of the Supervisory Board

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer (from 20 June 2000)
President of Deutsche Bundesbank (ret'd.)

– Bank für internationalen Zahlungsverkehr (BIZ)	Member of Board of Directors
– BDO Deutsche Warentreuhand AG	Member of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board
– DWS Investment GmbH	Member of the Supervisory Board
– ING Groep N.V.	Member of the Supervisory Board

Rainer Ulm
DePfa Deutsche Pfandbriefbank AG

Dr. Georg Freiherr von Waldenfels
Member of the Management Board of VIAG TELECOM AG

– DePfa Bank AG	Member of the Supervisory Board
– DTB Holding GmbH	Chairman of the Supervisory Board
– Gerling-Konzern Lebensversicherungs AG	Member of the Supervisory Board
– Klöckner & Co. AG	Member of the Supervisory Board
– Kühne und Nagel International AG	Member of the Management Board
– MESSE MUENCHEN GMBH	Member of the Supervisory Board
– Debrunner Koenig Holding AG	Member of the Management Board

Wiesbaden, den 12. April 2001

Der Vorstand

BRUCKERMANN GLAUNER

KREMER DR. LAMMERSKITTEN DR. KOLBECK

(I) Schedule of Shareholdings

of DePfa Deutsche Pfandbriefbank AG

at 31 December 2000 in accordance with Section 131 para. 2 of the German Commercial Code

This information has been compiled on the basis of the individual accounts of the companies and has not been adjusted for reporting under US GAAP. The companies listed in sections II and III are not consolidated or reported at equity, as DePfa Deutsche Pfandbriefbank AG has either no or only a temporary opportunity of controlling these companies, or the companies are of secondary importance.

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
1	DePfa Deutsche Pfandbriefbank AG	Wiesbaden				
I. Consolidated subsidiaries						
2	Aufbaugesellschaft Prager Straße mbH	Wiesbaden	100.0	31	0.1	0.0
3	Bau- und Bodenverwaltungsgesellschaft GbR	Wiesbaden	100,0	4, 18	3,7	-2.8
4	BauBo Bau- und Bodenverwertungs- und -verwaltungsgesellschaft mbH Berlin	Berlin	100.0	18	98.6	0.0[5]
5	BauConsult DV- und Unternehmens-beratung Bayern GmbH	Munich	50.0	36	EUR 0.7 m	EUR 0.2 m
6	BauConsult DV- und Unternehmens-beratung Berlin GmbH	Berlin	100.0	36	EUR 1.9 m	EUR 0.5 m
7	BauConsult DV- und Unternehmens-beratung Hamburg GmbH	Hamburg	100.0	36	EUR 1.5 m	EUR 0.7 m
8	BauConsult DV- und Unternehmens-beratung Hannover GmbH	Hannover	51.0	36	EUR 3.1 m	EUR 0.3 m
9	BauConsult DV- und Unternehmens-beratung Mainz GmbH	Mainz	51.0	36	EUR 2.4 m	EUR 0.1 m
10	BauConsult DV- und Unternehmens-beratung Stuttgart GmbH	Stuttgart	74.0	36	EUR 0.6 m	EUR 0.1 m
11	baudata Gesellschaft für bau- und wohnungswirtschaftliche Datenverarbeitung mbH	Hamburg	100.0	36	EUR 3.0 m	EUR 0.0 m
12	BauSecura Versicherungsmakler GmbH	Hamburg	51.0	36	2.7	2.5
13	BauTec Gesellschaft für Wärmemeßtechnik und gebäudetechnische Planung und Beratung mbH	Hamburg	100.0	36, 11	13.5	3.5
14	BGB-Gesellschaft Friedrichshain Block A-Nord	Berlin	100.0	31, 29	–1.5	–0.5
15	BGB-Gesellschaft Friedrichshain Block A-Süd	Berlin	100.0	31, 29	–14.0	–2.4

16	BGB-Gesellschaft Spindlers Hof Berlin	Berlin	100.0	4, 29, 31	–36.1	–20.2
17	DBE Property Holdings Limited	Dublin	100.0	46	IEP 0.0 m	IEP 0.0 m
18	DePfa Bank AG	Berlin	99.9	1	EUR 887.4 m	EUR 10.2 m
19	DePfa Bau-, Verwaltungs- und Controlling GmbH	Hamburg	100.0	18	6.9	3.1
20	DePfa Capital Japan K.K.	Tokyo	100.0	18, 46	JPY 470.9 m	JPY 339.7 m
21	DePfa Finance N.V.	Amsterdam	100.0	1	13.3	11.2
22	DePfa Financial Service Polska Sp. z o. o.	Warsaw	100.0	18	PLN 1.8 m	PLN –0.2 m
23	DePfa Financial Service spol sr.o.	Prague	100.0	18	CSK 2.0 m	CSK 0.1 m
24	DePfa Funding LLC	Wilmington	100.0	1	EUR 220.0 m	EUR 8.2 m
25	DePfa Funding Trust	Wilmington	100.0	1	EUR 0.0 m	EUR 8.2 m
26	DePfa Hypotheken-Management GmbH	Mannheim	100.0	18	4.8	–2.1
27	DePfa Immobilien Anlagen GmbH	Wiesbaden	100.0	31	0.1	0.0
28	DePfa Immobilien Beteiligungs GmbH	Wiesbaden	100.0	31	0.1	0.0
29	DePfa Immobilien Fonds GmbH	Wiesbaden	60.0	31	0.3	–0.3
30	DePfa Immobilien Fonds GmbH & Co. Dresden-Klotzsche Baufeld C/D KG	Berlin	93.2	18, 29, 31	42.5	–39.1
31	DePfa Immobilien Management AG	Wiesbaden	100.0	18	26.1	–3.5
32	DePfa Immobilien Projektentwicklungs GmbH	Wiesbaden	50.0	31	0.0	0.0
33	DePfa Investment Bank Ltd.	Nicosia	60.0	18	USD 185.3 m	USD 53.4 m[7)]
34	DePfa IT Media AG Business to Business	Mainz	100.0	36	EUR 1.0 m	EUR 0.0 m
35	DePfa IT Media AG Business to Consumer	Mainz	100.0	36	EUR 1.0 m	EUR 0.0 m
36	DePfa IT Services AG	Wiesbaden	100.0	18	EUR 13.5 m	EUR –1.2 m
37	DePfa IT Services Italia S.r. l.	Rome	100.0	36, 43	EUR 1.2 m	EUR 0.0 m
38	DePfa IT Services Polska Sp. z o. o.	Posen	100.0	36	PLN 4.4 m	PLN –3.0 m
39	DePfa IT Services UK Ltd.	Coventry	100.0	36	EUR 2.3 m	EUR –0.9 m
40	DePfa Property Services B.V.	Amsterdam	100.0	1	NLG 77.8 m	NLG –0.8 m
41	DePfa Property Services Germany B.V.	Amsterdam	70.0	42	NLG 0.4 m	NLG 0.3 m
42	DePfa Property Services International B.V.	Amsterdam	100.0	40	NLG 0.0 m	NLG 0.0 m
43	DePfa Systems GmbH	Mainz	100.0	36	EUR 23.7 m	EUR 6.6 m
44	DePfa UK Ltd.	London	100.0	45	GBP 0.2 m	GBP 0.1 m[7)]
45	DePfa USA Inc.	Wilmington	100.0	18	USD 2.8 m	USD 0.2 m[7)]
46	DePfa-Bank Europe plc	Dublin	100.0	1	777.1	110.4
47	DePfa-Bank France S.A.	Paris	100.0	18	FRF 272.1 m	FRF 27.2 m



48	Deutsche Structured Finance GmbH	Frankfurt	100.0	18	EUR 9.4 m	EUR 4,3 m
49	Dresden-Klotzsche Baufeld B GbR	Berlin	99.0	18, 29, 31	–23.7	–19.4
50	Dresden-Klotzsche Baufeld F GbR	Berlin	99.0	18, 29, 31	–15.2	–12.8
51	DSF Beteiligungsgesellschaft mbH	Frankfurt	100.0	48	EUR 0.1 m	EUR 0.1 m
52	Europark Invest B.V.	Amsterdam	99.8	40	–8.3	0.1
53	Fijnhaven B.V.	Rotterdam	97.5	40	–6.2	–0.4
54	GbR Melchendorfer Straße	Wiesbaden	75.0	27, 32	–5.8	–3.2
55	GbR Wienerplatz MK 4 Dresden	Wiesbaden	100.0	31, 28	0.0	0.0
56	GEV GmbH	Wiesbaden	100.0	1	359.9	0.0[5)]
57	GEV Nr. 1 Grundstückserwerbs- und Verwertungs-Objekt Prager Straße-GmbH	Wiesbaden	100.0	56	–0.3	–0.2
58	GEV Nr. 2 Grundstückserwerbs- und Verwertungs-Objekt Richterstraße-GmbH	Wiesbaden	100.0	56	–2.1	–2.0
59	GEV Nr. 3 Objekt Augustusplatz-GmbH & Co. KG	Wiesbaden	100.0	56, 31	–69.4	–35.2
60	GEV Nr. 4 Grundstückserwerbs- und Verwertungs-Objekt 4-GmbH	Wiesbaden	100.0	56	–10.1	–5.5
61	Grundstücksgesellschaft Berliner Allee Freiburg mbH	Freiburg	100.0	1	1.9	–0.1
62	Hatrium Grundstücks GmbH & Co. KG	Munich	100.0	1, 117	0.5	0.0[6)]
63	Hotel Schwarzer Bock Wiesbaden Grundstücks-GmbH	Wiesbaden	100.0	56	0.9	1.4
64	Hypotheken-Discount Vermittlungs GmbH	Mannheim	90.1	18	–2.0	–2.5
65	IMMO Consulting S.p.A.	Rome	75.0	18	LIT 765.0 m	LIT –203.1 m
66	Objektgesellschaft FFA-Wohnungen Freiburg GbR	Wiesbaden	100.0	31, 29	–2.0	2.9
67	Parkhotel Altenburg GbR	Stuttgart	100.0	18, 4	–6.3	–1.8
68	PREM S.A.S.	Orleans	70.0	36	EUR 0.3 m	EUR –0.2 m
69	Rehabilitationsklinik Barby Besitzgesellschaft mbH	Barby	100.0	56	–4.3	–0.2
70	Rehabilitationsklinik Buckow Besitzgesellschaft mbH	Buckow	100.0	56	–4.9	–1.0
71	Rehabilitationsklinik Templin Besitzgesellschaft mbH	Templin	100.0	56	–6.3	–1.7
72	Rimo Consulting AG	Ried-Neerach	70.4	36	EUR –0.6 m	EUR –0.6 m
73	Suhl I GbR	Wiesbaden	100.0	18, 4	–0.5	–0.5

74	Terrain Herzogpark und Partner Erschließungs-GmbH	Munich	100.0	1, 75	1.5	0.0
75	Terrain-Aktiengesellschaft Herzogpark	Munich	99.8	4	2.7	0.0
76	Terrain-Verwaltungs-GmbH Herzogpark	Munich	100.0	75	0.3	–6.1[5]
77	ZMP Zentral Messepalast Entwicklungs GbR	Leipzig	100.0	18, 4	–74.1	–36.9
II. Non consolidated subsidiaries						
78	ABG Allgemeine Beteiligungsgesellschaft für Gewerbeimmobilien mbH & Co. Objekt BBW KG	Mainz	90.0	1, 56	9.2	22.8
79	ABG Allgemeine Beteiligungsgesellschaft für Gewerbeimmobilien mbH & Co. Objekt Millerntor KG	Hamburg	75.0	56	52.7	–20.0
80	Barnimer Grundstücksgesellschaft mbH	Frankfurt	100.0	4	0.1	0.0[3]
81	Barnimer Grundstücksgesellschaft mbH & Co. Erste KG	Munich	100.0	4, 76	0.0	–0.5
82	Barnimer Grundstücksgesellschaft mbH & Co. Zweite KG	Munich	100.0	4, 76	0.3	–0.5
83	BauBo-Immobilien Projekt GmbH	Frankfurt	100.0	4	0.0	0.0[3]
84	BauContact Immobilien GmbH	Wiesbaden	100.0	18	43.0	–0.4
85	BGB-Gesellschaft Friedrichshain Block B-Nord	Berlin	100.0	31, 29	4.5	8.3[3]
86	BGB-Gesellschaft Friedrichshain Block B-Süd	Berlin	100.0	31, 29	3.9	–0.3[3]
87	BGB-Gesellschaft Friedrichshain Block E-Nord	Berlin	100.0	31, 29	3.8	–0.5[3]
88	BGB-Gesellschaft Friedrichshain Block E-Süd	Berlin	100.0	31, 29	5.8	7.8[3]
89	BGB-Gesellschaft Friedrichshain Block G-Nord	Berlin	100.0	31, 29	–4.0	–0.5[3]
90	BGB-Gesellschaft Friedrichshain Block G-Süd (1)	Berlin	100.0	31, 29	–1.9	3.3[3]
91	BGB-Gesellschaft Friedrichshain Block G-Süd (2)	Berlin	100.0	31, 29	1.2	4.0[3]
92	Centimanen Vastgoed B.V.	Rotterdam	100.0	4	NLG –0.1 m	NLG 0.0 m
93	Chariton Vastgoed B.V.	Velp	100.0	4	–1.1	0.3
94	Delphi Vastgoed B.V.	Velp	100.0	4	–0.7	0.0



95	Delphi Vastgoed B.V.-Meteora Vastgoed B.V. GbR	Frankfurt	100.0	94, 127	4.4	0.0
96	DePfa Banking IT-Systems GmbH & Co. KG	Wiesbaden	100.0	1, 99	0.2	0.0[3)]
97	DePfa Partecipazioni S.p.A.	Rome	100.0	18	ITL 12,540.6 m	ITL 95.3 m[3)]
98	DePfa Participations France S.A.R.L.	Paris	100.0	47	FRF 11.0 m	FRF 0.5 m
99	DePfa PR Consulting GmbH	Wiesbaden	100.0	1	0.1	0.0[3)]
100	DePfa Securities Romania S.A.	Bucharest	87.8	33	ROL 7,522.6 m	ROL –1,207.8 m[3)]
101	Deutsche Aircraft Leasing GmbH	Frankfurt	100.0	48	EUR 0.0 m	EUR 0.0 m
102	Deutsche Structured Finance GmbH & Co. Ataier KG	Frankfurt	100.0	48, 51	EUR 0.8 m	EUR 0.8 m
103	Deutsche Structured Finance GmbH & Co. Phönix KG	Frankfurt	100.0	48, 51	EUR 0.1 m	EUR 0.1 m
104	Deutsche Structured Finance GmbH & Co. Skorpion KG	Frankfurt	100.0	48, 51	EUR 0.8 m	EUR 0.8 m
105	Deutsche Wohnstätten-Hypothekenbank Aktiengesellschaft	Berlin-Wiesbaden	100.0	1	0.0	0.0[3)]
106	DP Consult S.A.	Buenos Aires	100.0	45	N.D.	N.D.
107	Dresden-Klotzsche Baufeld E-Ost GbR	Berlin	99.0	31, 29	N.D.	N.D.
108	Dresden-Klotzsche Baufeld E-West GbR	Berlin	99.0	31, 29	N.D.	N.D.
109	Dresden-Klotzsche Baufeld G 1 GbR	Berlin	99.0	31, 29	0.0	0.0[3)]
110	Dresden-Klotzsche Baufeld G 2 GbR	Berlin	99.0	31, 29	0.0	0.0[3)]
111	Dresden-Klotzsche Baufeld G 3 GbR	Berlin	99.0	31, 29	0.0	0.0[3)]
112	DSF Verwaltungsgesellschaft mbH	Frankfurt	100.0	48	EUR 0.0 m	EUR 0.0 m
113	Fachklinik Lenggries für Neurologie und Physikalisch-rehabilitative Medizin GmbH	Lenggries	100.0	18	0.0	0.0
114	GEV Nr. 5 Grundstückserwerbs- und Verwertungs-Objekt 5-GmbH	Wiesbaden	100.0	56	0.0	0.0
115	Hamburg Invest B.V.	Amsterdam	99.8	40	–3.1	–0.5
116	Hamburg Invest I B.V.	Amsterdam	99.8	40	–5.9	–1.1
117	Hatrium Grundstücks-Beteiligungs GmbH	Munich	100.0	1	0.1	0.0
118	Hotel Schwarzer Bock Wiesbaden Betriebs-GmbH	Wiesbaden	100.0	56	–13.8	–1.1[3)]
119	IBS Innovative Banking Solutions AG	Wiesbaden	49.0	18	EUR 1.0 m	EUR 0.0 m[2)]
120	InfraLease Leasinggesellschaft für Infrastruktureinrichtungen mbH	Wiesbaden	100.0	18	10.2	0.4
121	IV Beteiligungsgesellschaft für Immobilieninvestitionen mbH	Frankfurt	100.0	40	0.0	0.0[3)]

122	IV Gesellschaft für Immobilieninvestitionen GmbH & Co. KG	Wiesbaden	100.0	40, 121	EUR 0.1 m	EUR 0.0 m
123	IVC Immobilienverwaltungs- und Controlling GmbH	Hamburg	100.0	19	0.1	0.2
124	Klinik am Park Bad Bertrich GmbH[1]	Bad Bertrich	10.0	1	–1.5	–1.1[4]
125	Lucascribe Participations S.A.R.L.	Paris	100.0	47	FRF –1.0 m	FRF 0.0 m
126	Monceau Belgique S.A.	Brussels	100.0	40, 42	EUR 0.1 m	EUR 0.0 m
127	Meteora Vastgoed B.V.	Velp	100.0	4	–0.3	0.1
128	PAGON Beteiligungsgesellschaft mbH	Wiesbaden	75.0	56	0.0	0.0
129	Real Dritte Grundstücksgesellschaft mbH	Frankfurt	100.0	18	0.0	0.0
130	Real Erste Grundstücksgesellschaft mbH	Frankfurt	100.0	18	0.0	0.0
131	Real Zweite Grundstücksgesellschaft mbH	Frankfurt	100.0	18	0.0	0.0
132	Rehabilitationsklinik Elbe-Saale GmbH	Barby	100.0	1	–4.6	–1.3
133	Rehabilitationsklinik Märkische Schweiz GmbH	Buckow	100.0	1	–4.8	–0.5
134	Rehabilitationsklinik Uckermark GmbH	Templin	100.0	1	–6.4	–2.1
135	Sarah-Monceau S.A.S.	Paris	100.0	40, 47	FRF –4.1 m	FRF 3.4 m[3]
136	Svea Property (Nederland) VI B.V.	Amsterdam	99.8	40	–0.7	–0.4
137	TAUTON Beteiligungsgesellschaft mbH	Wiesbaden	90.0	56	0.0	0.0
138	Tower Plaza Limited	London	100.0	47, 40	0.0	0.0
139	Verwaltung DePfa Euro-Immobilienfonds 1 GmbH	Hamburg	100.0	18	0.0	0.0
III. Associates						
III.1 Associated valued "at equity"						
140	Bürozentrum Parkstadt München-Schwabing KG	Munich	33.3	18	N.D.	N.D.
141	Deutsche Bau- und Grundstücks-Aktiengesellschaft	Berlin	50.0	18	19.4	4.0
142	Friedrich-Ebert-Allee Bonn GbR	Bochum	22.5	31	202.0	15.2[3]
143	Westhafen-Gelände Frankfurt am Main GbR	Frankfurt	25.0	31	7.8	0.2
III.2 Associates						
144	Abfko Beteiligungsgesellschaft mbH	Frankfurt	38.0	1, 18	0.1	0.0
145	BGB-Gesellschaft Wohnpark Stralau VI	Berlin	42.4	27	–0.1	–0.1[3]
146	Deutsche Interhotel Holding GmbH & Co KG	Berlin	36.9	4, 56	276.0	11.9[3]



147	Deutsche Interhotel Verwaltungs GmbH	Berlin	36.8	4, 56	0.1	0.0[3]
148	B & P/DSF Windpark GbR	Frankfurt	50.0	48	EUR 0.0 m	EUR 1.9 m
149	EUROPA-Forum II Gesellschaft für Immobilienentwicklung mbH	Grünwald	33.3	84	0.8	−1.3[3]
150	Immobilien Scout GmbH	Berlin	28.4	84	−6.4	−33.5
151	RusBauTec	Moscow	50.0	13	RUR 0.0 m	RUR −0.1 m[3]
152	RusKomBauConsult GmbH	Moscow	50.0	36	RUR −10.8 m	RUR −5.9 m[3]
153	SCI rue de Genéve	Bobigny	50.0	125	FRF 0.0 m	FRF 0.0 m[3]
154	SEMU Beteiligungsgesellschaft mbH	Frankfurt	33.0	4	7.8	0.9[3]
155	Westhafen Haus GmbH & Co. Projektentwicklungs KG	Frankfurt	25.0	31	N.D.	N.D.
156	Windpark Ahlerstedt Verwaltungsgesellschaft mbH	Frankfurt	20.0	48	EUR 0.0 m	EUR 0.0 m
157	Windpark Borsum Verwaltungsgesellschaft mbH	Frankfurt	20.0	48	EUR 0.0 m	EUR 0.0 m

[1] Affiliated company in accordance with § 290 para. 2 no. 1 German Commercial Code

[2] Peliminary results for 2000

[3] 1999 results

[4] 1998 results

[5] Profit transfer agreement

[6] Loss-sharing agreement

[7] Result under US GAAP

N.D. – No details

(J) Auditors' Report

We have audited the Group accounts of DePfa Deutsche Pfandbriefbank AG, Wiesbaden, comprising the balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow statement and notes to the accounts for the financial year from January 1 to December 31, 2000. The Management Board of the Bank is responsible for the content and preparation of the Group accounts. It is our task to assess, on the basis of the audit carried out by us, whether the Group accounts comply with the United States Generally Accepted Accounting Principles (US GAAP).

We have conducted our audit of the Group accounts in accordance with the German audit regulations and in compliance with the principles of proper auditing stipulated by the German Institute of Accountants (IDW) as well as in accordance with the International Standards on Auditing (ISA). In accordance with these principles, the audit must be planned and carried out in such a way that there is sufficient certainty that the Group accounts are free from material misstatements. The audit planning takes account of knowledge of the Group's business activity as well as its economic and legal environment as well as the anticipated margin of error. As part of the audit, the evidence provided for reported values and details in the Group accounts were verified on the basis of random checks. The audit includes an assessment of the annual accounts of the companies included in the Group accounts, the delineation of the scope of consolidation, the accounting principles used and the material estimates made by the Management Board as well as an assessment of the overall presentation of the Group accounts. We believe that our audit forms a sufficiently reliable basis for our opinion.

With due regard to US GAAP, in our opinion, the Group accounts give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and of the payment flows for the financial year.

There were no objections to be raised as a result of our audit, which also extended to the Group Directors' Report for the financial year from January 1 to December 31, 2000. In our opinion, the Group Directors' Report as a whole provides an accurate picture of the position of the Group and accurately conveys the risks inherent in future development. Furthermore, we confirm that the Group accounts and a Group Directors' Report for the financial year from January 1 to December 31, 2000 meet the requirements to exempt the Bank from drawing up Group accounts and a Group Directors' Report under German law. The verification of compli-



ance of the Group accounts with the 7th EU Directive and the Bank Accounting Directive required for exemption from the obligation to draw up Group accounts in accordance with the provisions of the German Commercial Code was carried out on the basis of the interpretation of the Directive as per DRS 1 of the German Accounting Standards Committee.

Frankfurt/Main, April 18, 2001

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rausch
Wirtschaftsprüfer

ppa. Hinz
Wirtschaftsprüfer

Securities available for sale
Equities and debt securities, which are neither to be held to maturity nor used in the trading portfolio, are classified as available for sale. They are carried at fair value without affecting net income.

Capital lease
If all the risks and rewards which arise from ownership of an asset are transferred to the lessee, the lease is a capital lease.

Equity method
This valuation method is used for equity interests in companies where significant influence can be exerted on its business policy (associates). Under the equity method, the pro rata net income or loss for the year of the company is included in the book value of the equity interest. Distributions reduce the value carried by the pro rata amount.

Fair value
The fair value of a financial instrument is the amount for which the instrument could be exchanged between different market players in a liquid market. This corresponds to the market or stock exchange value. If no such value is available, it is calculated using suitable methods from finance mathematics.

Foreclosed assets
Foreclosed assets are assets which have been acquired to safeguard a loan receivable. Within the DePfa Group, these are normally land or property which are intended for sale in the short term.

General loan loss provision
The general loan loss provision (general charges) is used to provide for losses inherent in the current loan portfolio, which have not yet been identified and for which no specific charge has been set up.

Goodwill, badwill
Goodwill or badwill results from the surplus or deficit of the costs of acquisition from the purchase of companies or company shareholdings in relation to the fair value of the shares in receivables and assets attributable to the purchaser on the date of acquisition.

Hedge accounting
Under certain circumstances, US GAAP permits simplified methods of accounting and valuation for transactions which are used to close open positions and therefore reduce risk (hedges). These enable the hedging relationship to be reflected in the accounts by treating them as one accounting unit.

A distinction is made between micro hedges, where one position is closed by another and portfolio hedges, where the same assets or liabilities are hedged against market price risks as a group. Hedging the risks inherent in a group of different underlying transactions (e.g. from the fixed rate schedule) is not eligible for hedge accounting under US GAAP.

Securities held to maturity
Securities held to maturity are those where the reporting company is able and intends to hold the assets in its portfolio until final maturity.

Hybrid capital

Hybrid capital comprises capital components which, although commercially and under supervisory banking regulations can be viewed as shareholders' equity, are not reported in the balance sheet as shareholders' equity.

Other comprehensive income

Other comprehensive income is a component of shareholders' equity in which valuation changes not affecting net income are transferred.

Operating lease

Transactions regarding assets, where all material risks and rewards remain with the lessor.

Projected unit credit method

This is the only method permitted under US GAAP for valuing pension commitments. For benefit-related commitments, the system is based on the projected benefit obligation (PBO), the net present value of the committed pension obligations to all current and future beneficiaries as at the balance sheet date. If future developments in salaries affect pension entitlements, these are factored in. Other components included in the calculation are the service cost, the settlement rate and other influencing factors.

Purchase accounting

Purchase accounting, the acquisition method of capital consolidation, can lead to goodwill being capitalised or badwill being carried as a liability when companies are acquired.

Temporary concept

Under US GAAP, deferred taxes must be set aside for all temporary differences between the tax valuation and the book value of an asset or liability, which could in future lead to a reduction of or increase in taxable profit.

Trading assets / liabilities

Assets and liabilities which under US GAAP are reported and valued as a trading portfolio. With regard to derivatives, these refer to all transactions which are not eligible for hedge accounting, irrespective of their risk reducing effect. Negative market values for derivatives are to be reported on the liabilities side.

Report of the Supervisory Board

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

The Supervisory Board has constantly monitored the management of the Bank throughout the accounting period. It has obtained oral and written reports from the Board on business development, the market position of the company, the commercial policy it intends to pursue and corporate planning as well as major business events, and has dealt with matters where its approval is required by law or under the memorandum and articles of association.

In total, there were 21 meetings of the Supervisory Board and its sub-committees, the General Committee, the Balance Sheet and Audit Committee, the Personnel Committee, the Credit and Market Risks Committee, the Express Committee and the Capital Measures Committee. There were five meetings of the Supervisory Board, where questions of commercial policy and corporate planning were discussed. The General Committee advises the Management Board and prepares decisions for the Supervisory Board. The General Committee also assesses the internal constitution of the Company with regard to operational strength, efficiency and its potential for achieving set targets, it regularly reviews the Corporate Governance Principles and takes note of the Management Board report on statements made by the internal auditors. There were five meetings of the Executive Committee in which, in particular, fundamental questions of personnel policy and the strategy and plans for the group and its business areas as submitted by the Management Board were discussed. At its three meetings, the Balance Sheet and Audit Committee dealt with questions on the preparation and auditing of the Company's and Group's accounts. In particular, it is responsible for evaluating the auditor's reports and for reporting to the Supervisory Board on its assessment of the explanations in the reports with regard to the Group's future development. It has studied the reports in detail and discussed them with the auditor, primarily with regard to the fairness of values stated, in particular those given for loan loss provisions. The Personnel Committee, which among other things prepares personnel decisions for the Supervisory Board and is responsible for approving the granting of loans to officers and other transactions between officers and the Company or its subsidaries, held five meetings. The two meetings of the Committee for Credit and Market Risks dealt with loans requiring approval. Reportable loans were taken note of and decisions were made on all other matters requiring Management Board approval either by law or under the articles of association, such as the acquisition of shareholdings. In urgent cases, loans requiring approval were also dealt with on a written basis by the Express Committee. There was one meeting of the Capital Measures Committee, which discusses possible capital measures. The committees have also made decisions on a written basis where necessary.

The auditors PWC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, who were commissioned to carry out the audit by the Supervisory Board, have examined the annual accounts, company books and financial overview as at 31 December 2000 and approved them without qualification. This also applies to the Group annual accounts and the Group financial overview. All the reports compiled by the auditor were presented for examination by all members of the Supervisory Board. The Supervisory Board adopted the audit report in full.

The Supervisory Board has examined the annual accounts, financial overview and the Directors' proposed allocation of balance sheet profits as well as the Group accounts and the Group financial overview. The auditor took part in the Supervisory Boards' deliberations on these proposals. Having concluded its examination, the Supervisory Board has no objections to make. It has made enquiries about the accounting options exercised in the annual accounts and set out in the notes to the accounts and approves them. In its supervisory role, it is unaware of any risks which are not sufficiently covered in the annual accounts. The Supervisory Board seconds the views of the Management Board in the financial overview. It approves the annual accounts, which are therefore passed, and supports the proposed allocation of profits. The Supervisory Board takes note of the Group accounts and approves them.

At the Annual General Meeting on 20 June 2000, Dr. Thilo Köpfler resigned as Chairman of the Bank's Management Board of Depfa Bank and was appointed a member of the Supervisory Board. The Supervisory Board would like to thank Dr. Köpfler for his extraordinary commitment to the Bank and for his 13 years of loyalty and co-operation on the Management Board.

Mr Michael A. Kremer was appointed a full member of the Management Board and with effect from 1 February 2000.

At the Annual General Meeting on 20 June 2000 Dr. John W.M. Simons resigned as member of the Supervisory Board. The Supervisory Board would like to thank him for loyalty and co-operation.

The Annual General Meeting on 20 June 2000 appointed Dr. Köpfler, Erwin Flieger, Chairman of the Management of Bayerische Beamten Lebensversicherung a.G., and Prof. Dr. Dr. h.c.

mult. Hans Tietmeyer, Chairman of Deutsche Bundesbank (ret'd) as new members of the Supervisory Board. Consequently, the Supervisory Board once again comprised 21 members.

Mr Jürgen Steinert resigned as President of GDW Bundesverband deutscher Wohnungsunternehmen e.V. and therefore also as member of the Supervisory Board with effect from 28 February 2001. The Supervisory Board would like to thank him for his loyalty and co-operation of many years.

At its meeting on 2 April 2001, the Supervisory Board appointed Dr. Reinhard Grzesik and Jürgen Karcher as full members of the Management Board and they will join at the next available opportunity. Mr Karcher is scheduled to take up office as Member of the Management Board on 1 June 2001, and Dr. Grzesik on 1 January 2002 at the latest.

Wiesbaden, May 2001

The Supervisory Board

Dr. Jürgen Westphal
(Chairman)

Our Addresses

PUBLIC SECTOR FINANCE

DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 — Tel.: ++49 611 34 80
D-65189 Wiesbaden — Fax: ++49 611/3 48 25 49
www.depfa.com

Dublin Branch
3, Harbourmaster Place — Tel.: ++35 31 6 36 92 20
IRL-Dublin 1 — Fax: ++35 31 6 70 27 85

Milan Branch
Piazza del Liberty, 8 — Tel.: ++39 06 76017 401
I-20121 Milan — Fax: ++39 06 76017 403

Rome Branch
Via Mercadante 12/14 — Tel.: ++39 06 83004200
I-00198 Rome — Fax: ++39 06 83004250

Tokyo Branch
Kasumigaseki Bldg. 36F, — Tel.: ++8 13 55 10 38 30
2–5, Kasumigaseki 3-chome, — Fax: ++8 13 55 10 38 40
Chiyoda-ku, Tokyo 100-6036

DePfa-Bank Europe plc
International House — Tel.: ++353 1 607 16 00
3, Harbourmaster Place — Fax: ++353 1 829 0213
IRL-Dublin 1

Nordic Representative Office
Frederiksgade 7 — Tel.: ++45 33 93 75 71
DK-1265 Copenhagen K — Fax: ++45 33 93 75 79

Representative Office Madrid
Calle Barbara de Braganza 2 — Tel.: ++34 91 7 00 08 50
E-2B 28004 Madrid — Fax: ++34 91 3 10 07 91

Paris Branch
5, rue Scribe — Tel.: ++33 1 44 94 82 70
F-75009 Paris — Fax: ++33 1 42 66 46 98

Representative Office Rome
Via Mercadante 12/14 — Tel.: ++39 06 83004301
I-00198 Rome — Fax: ++39 06 83004330

DePfa Capital
Japan K. K. — Tel.: ++8 13 55 12 78 26
Kasumigaseki Bldg. 35F, — Fax: ++8 13 55 12 76 57
2–5, Kasumigaseki 3-chome,
Chiyoda-ku, Tokyo 100-6035

DePfa Investment Bank Ltd.
178 Athalassa Avenue, 2nd Floor — Tel.: ++357 2 879300
PO Box 20909 — Fax: ++357 2 318978
CY-1665 Nicosia

DePfa UK Ltd.
4th floor — Tel.: ++44 20 7201 7000
11/13 Knightsbridge — Fax: ++44 20 7245 0598
GB-London SW1X 7LY

DePfa USA Inc.
570 Lexington Ave. — Tel.: ++1 212 682 64 74
39th floor — Fax: ++1 212 867 78 10
US-New York, N.Y. 10022

PROPERTY BUSINESS

DePfa Bank AG

Paulinenstraße 15 — Tel.: ++49 611 34 80
D-65189 Wiesbaden — Fax: ++49 611 348 35 00

Amsterdam Branch

Kantoorgebouw Byzantium — Tel.: ++31 20 589 86 60
Stadhouderskade 14-E — Fax: ++31 20 589 86 66
NL-1054 ES Amsterdam

Berlin Branch

Kurfürstendamm 33 — Tel.: ++49 30 88 09 90
D-10719 Berlin — Fax: ++49 30 88 09 94 70
with another office in: Magdeburg

Brussels Branch

7 rue Guimard — Tel.: ++32 2 514 40 90
B-1040 Brussels — Fax: ++32 2 514 40 92

Dublin Branch

3, Harbourmaster Place — Tel.: ++35 31 6 36 92 20
P.O. Box 4085 — Fax: ++35 31 6 70 27 85
I.F.S.C.
IRL-Dublin 1

Essen Branch

Huyssenallee 48 — Tel.: ++49 201 810 08 0
D-45128 Essen — Fax: ++49 201 810 08 565
with further offices in: Düsseldorf, Cologne, Münster

Flensburg/Denmark Branch

Große Straße 65 A — Tel.: ++49 461 14 46 10
D-24937 Flensburg — Fax: ++49 461 1 44 61 44

Hamburg Branch

Pelzerstraße 7 — Tel.: ++49 40 33 31 60
D-20095 Hamburg — Fax: ++49 40 3 33 163 99
with further offices in: Hanover, Bremen, Rostock

Jersey Branch

Grenville Street — Tel.: ++44 1534 62 9119
St. Helier — Fax: ++44 1534 62 9118
Channel Islands
GB-Jersey JE4 8WT

Representative Office Copenhagen

Frederiksgade 7 — Tel.: ++45 70 10 90 90
DK-1265 Copenhagen K — Fax: ++45 70 10 90 91

Leipzig Branch

Neumarkt 2 — Tel.: ++49 341 2 27 20
D-04109 Leipzig — Fax: ++49 341 2 27 21 01
with further offices in: Chemnitz, Dresden, Erfurt

London Branch

38 Lombard Street — Tel.: ++44 20 7456 9200
GB-London EC3V 9BS — Fax: ++44 20 7929 5055

Representative Office Madrid

Calle Barbara de — Tel.: ++34 917 00 08 50
Braganza 2, 2. E. — Fax: ++34 913 10 07 91
E-28004 Madrid

Munich Branch

Richard-Strauss-Strasse 24 — Tel.: ++49 89 5 12 70
D-81677 Munich — Fax: ++49 89 5 12 72 11
with another office in: Nuremberg

Rhein-Main Branch

Taunusanlage 8 — Tel.: ++49 69 27 11 20
D-60329 Frankfurt/Main — Fax: ++49 69 2711 22 06
with further offices in: Mainz, Darmstadt, Ludwigshafen

Rome Branch

Via Mercadante 12/14 — Tel.: ++39 06 83004100
I-00198 Rome — Fax: ++39 06 83004150

Representative Office Stockholm

Kungsgatan 30 — Tel.: ++46 824 09 49
S-11135 Stockholm — Fax: ++46 824 98 41

Stuttgart Branch

Kriegerstraße 3 — Tel.: ++49 711 2 23 60
D-70191 Stuttgart — Fax: ++49 711 2 23 61 60
with further offices in: Karlsruhe, Munich, Nuremberg, Ulm

DePfa-Bank France S.A.

5, rue Scribe — Tel.: ++33 1 44 5166 30
F-75009 Paris — Fax: ++33 1 42 6697 94

DePfa Bau-, Verwaltungs- und Controlling GmbH

Poppenbütteler Bogen 17 — Tel.: ++49 40 60 68 60
D-22399 Hamburg — Fax: ++49 40 60 68 62 99

DePfa-Finance N.V.

Stadhouderskade 14E — Tel.: ++31 20 589 86 48
NL-1054 ES Amsterdam — Fax: ++31 20 589 86 49

DePfa-Financial Service spol. s r.o.

Václavské námestí 47 — Tel.: ++42 02 2162 55 86
CZ-11000 Prague 1 — Fax: ++42 02 2162 55 80

DePfa Financial Service Polska Sp. z o.o.

ul. Emilli Plater 53 — Tel.: ++48 22 5206090
PL-00-113 Warsaw — Fax: ++48 22 5206099

DePfa Immobilien Management AG

Paulinenstraße 15 — Tel.: ++49 611 34 82 211
D-65189 Wiesbaden — Fax: ++49 611 34 82 313

DePfa Property Services B.V.

Kantoorgebouw Officia I — Tel.: ++31 20 301 6560
De Boelelaan 7 — Fax: ++31 20 301 6561
NL-1083 HJ Amsterdam

IT/CORPORATE CONSULTANCY

DePfa IT Services

Im Münchfeld 1–5 — Tel.: ++49 61 31/3 01-0
D-55122 Mainz — Fax: ++49 61 31/3 01-4 19
www.depfa-it.de

DePfa Group


New York
Stockholm
Dublin
Copenhagen
Flensburg
London
Amsterdam
Hamburg
Essen
Berlin
Warsaw
Brussels
Wiesbaden
Leipzig
Frankfurt
Mainz
Prague
Paris
Stuttgart
Munich
Tokyo
Milan
Madrid
Rome
Nicosia

Financial calendar

20.06.01	Annual General Meeting, Kurhaus Wiesbaden
08.08.01	Interim report as at 30.06.01
06.11.01	Interim report as at 30.09.01 DVFA/press conference

DePfa Group

DePfa Deutsche Pfandbrief Bank AG

Paulinenstraße 15 · 65189 Wiesbaden

Public Relations/Investor Relations · Telephone (+49 611) 3 48 23 41 · Telefax (+49 611) 3 48 23 32

www.depfa.com

KCM Kiefer Cross Media AG

DePfa
Deutsche Pfandbrief
Bank AG

Securities ID No. 804 700

Notice to Shareholders

Dear Shareholders,
the invitation to our

twelfth ordinary Annual General Meeting, on Wednesday, 20 June 2001, 10.30 hrs, at the Kurhaus, Kurhausplatz, 65189 Wiesbaden

was published in the Bundesanzeiger (Federal Gazette) No. 86 on 9 May 2001.
Notice of the meeting and the following explanatory notes are hereby given again.

Agenda

1. **Presentation of the approved annual accounts as at 31 December 2000, the Directors' Report and Report of the Supervisory Board as well as presentation of the Group annual accounts and the Group Directors' Report for the 2000 financial year.**

2. *Appropriation of retained profit*
The Management and Supervisory Boards are proposing to use the retained profit for 2000 amounting to EUR 40,000,000.00 as follows:

a) Payment of a dividend of EUR 1.00 per unit share	EUR 36,000,000.00
b) Transfer to other profit reserves	EUR 4,000,000.00

3. **Formal approval of the actions of the Management Board for financial year 2000**
The Management and Supervisory Boards propose that formal approval be granted.

4. **Formal approval of the actions of the Supervisory Board for financial year 2000**
The Management and Supervisory Boards propose that formal approval be granted.

5. *Appointment of the auditors*
The Supervisory Board proposes that auditors PWC Deutsche Revision Aktiengesell-schaft Wirtschafts-prüfungsgesellschaft, Frankfurt am Main, be appointed as the auditors for financial year 2001.

6. *Election to the Supervisory Board*
Under §§ 96 para. 1, 101 para. 1 AktG, § 76 BetrVG 1952 and § 8 of the Articles of Association, the Supervisory Board consists of fourteen members to be elected by the Annual General Meeting and seven members to be elected by the employees. The Annual General Meeting is not bound to the proposed candidates.

The period of office of all members of the Supervisory Board ends with the close of the Annual General Meeting on 20 June 2001. The members previously elected by the shareholders were as follows:

Dr. Jürgen Westphal (Chairman), Christian Graf von Bassewitz (Deputy Chairman),Prof. Dr. Dr. Ann-Kristin Achleitner, Dr. Richard Brantner, Wolfgang Fauter, Erwin Flieger, Dr. Friedrich-Adolf Jahn, Dr. Thilo Köpfler, Jacques Lebhar, Dr. Rolf Schmid, Jürgen Strauß, Prof. Dr. Dr. h.c. mult. Hans Tietmeyer, Dr. Georg Freiherr von Waldenfels.

The Supervisory Board proposes that

1. CHRISTIAN GRAF VON BASSEWITZ, Düsseldorf,
   General partner and Management Spokesman of Bankhaus Lampe KG,
   – Membership of Supervisory Boards / Supervisory Bodies:
     - Condor/Optima-Versicherungen (Chairman of the Supervisory Boards)
     - DePfa Bank AG (Deputy Chairman of the Supervisory Board)
     - DePfa Holding Verwaltungsgesellschaft mbH (Deputy Chairman of the Supervisory Board)
     - Deutscher Ring Krankenversicherungsverein a.G. (Member of the Supervisory Board)
     - famila Handels-Zentralgesellschaft mbH & Co. KG (Member of the Supervisory Board)
     - Universal-Investment-Gesellschaft mbH (Member of the Supervisory Board)
     - Lampebank International S.A. (Member of the Management Board)
     - Lampe Beteiligungsgesellschaft mbH (Member of the Advisory Board)
     - Lampe Immobilien GmbH (Member of the Advisory Board)

2. DR. RICHARD BRANTNER, Schramberg,
   Member of a Management Board (ret'd),
   – Membership of Supervisory Boards / Supervisory Bodies:
     - DePfa Bank AG (Member of the Supervisory Board)
     - DePfa-Bank Europe plc (Vice Chairman of the Board of Directors),

3. WOLFGANG FAUTER, Hamburg,
   Chairman of the Management Boards of Deutsche Ring Versicherungen,
   – Membership of Supervisory Boards/ Supervisory Bodies:
     - Deutscher Ring Bausparkasse AG (Chairman of the Supervisory Board)
     - DePfa Bank AG (Member of the Supervisory Board)
     - DePfa Holding Verwaltungsgesellschaft mbH (Member of the Supervisory Board)
     - OVB Vermögensberatung AG (Chairman of the Supervisory Board)
     - Roland Rechtsschutz-Versicherungs-AG (Member of the Supervisory Board)
     - ZEUS Service AG (Deputy Chairman of the Supervisory Board)
     - ZEUS Vermittlungsgesellschaft mbH (Deputy Chairman of the Supervisory Board),

4. ERWIN FLIEGER, Geretsried,
   Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G. and BBV Holding AG,
   – Membership of Supervisory Boards / Supervisory Bodies:
     - Bayerische Beamten Versicherung AG (Chairman of the Supervisory Board)
     - BBV Krankenversicherung AG (Chairman of the Supervisory Board)
     - DePfa Bank AG (Member of the Supervisory Board)
     - DePfa Holding Verwaltungsgesellschaft mbH (Member of the Supervisory Board)
     - Neue Bayerische Beamten Lebensversicherung AG (Chairman of the Supervisory Board),

5. DR. FRIEDRICH-ADOLF JAHN, Münster,
   President of the Zentralverband der Deutschen Haus-, Wohnungs- und Grund-eigentümer e. V.
   – Member of the Supervisory Board der
     - DePfa Bank AG

6. DR. THILO KÖPFLER, Wiesbaden,
Chairman of the Management Boards of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG (ret'd),
– Membership of Supervisory Boards / Supervisory Bodies:
  - Aachener Siedlungs- und Wohnungsgesellschaft mbH (Chairman of the Supervisory Board)
  - DePfa Bank AG (Member of the Supervisory Board)
  - TLG Treuhand Liegenschaftsgesellschaft mbH (Member of the Supervisory Board),

7. JACQUES LEBHAR, Paris,
Chairman of the Management Board and Managing Director of Entenial,
– Membership of Supervisory Boards / Supervisory Bodies:
  - DePfa Bank AG (Member of the Supervisory Board)
  - DePfa Holding Verwaltungsgesellschaft mbH (Member of the Supervisory Board)
  - ESL & Network SA (Deputy Chairman of the Supervisory Board)
  - ESL & Network (France) SAS (Director)
  - La Mondiale Partenaire (Director)
  - Vauban Mobilisations Garanties (Member of the Supervisory Board)

8. DR. ROLF SCHMID, Ettlingen,
President of the Federal and State pensions office,
– Membership of Supervisory Boards / Supervisory Bodies:
  - DePfa Bank AG (Member of the Supervisory Board)
  - DePfa Holding Verwaltungsgesellschaft mbH (Member of the Supervisory Board),

9. JÜRGEN STRAUß, Stockdorf,
Principal Agent for Germany of the Schweizerische Lebensversicherungs- und Rentenanstalt,
– Membership of Supervisory Boards / Supervisory Bodies:
  - DePfa Bank AG (Member of the Supervisory Board)
  - DePfa Holding Verwaltungsgesellschaft mbH (Chairman of the Supervisory Board)
  - Swiss Life Partner Aktiengesellschaft Vermittlung von Versicherungen und Finanzdienstleistungen (Brokerage of insurance and financial services) (Chairman of the Supervisory Board)
  - Swiss Life Asset Management Kapitalanlagegesellschaft mbH (Member of the Supervisory Board),

10. PROF. DR. DR. H.C. MULT. HANS TIETMEYER, Königstein,
President of Deutsche Bundesbank (ret'd),
– Membership of Supervisory Boards / Supervisory Bodies:
  - Bank für internationalen Zahlungsverkehr (BIS) (Member of the Board of Directors)
  - BDO Deutsche Warentreuhand AG (Member of the Supervisory Board)
  - DePfa Bank AG (Member of the Supervisory Board)
  - DWS Investment GmbH (Member of the Supervisory Board)
  - ING Group N.V. (Member of the Supervisory Board),

11. DR. JÜRGEN WESTPHAL, Hamburg,
Minister (ret'd), Attorney-at-law, Judge at the Hamburg Constitutional Court
– Membership of Supervisory Boards / Supervisory Bodies:
  - DePfa Bank AG (Chairman of the Supervisory Board)
  - Treugarant AG, Wirtschaftsprüfungsgesellschaft (Chairman of the Supervisory Board)
  - Jungheinrich Aktiengesellschaft (Member of the Supervisory Board)
  - Bankhaus Joh. Berenberg, Gossler & Co. (Member of the Management Board)

be re-elected as Members of the Supervisory Board for the period until the end of the Annual General Meeting that grants formal approval of actions for financial year 2005

and that

12. LUTZ FREITAG, Berlin,
President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V.,
– Membership of Supervisory Boards / Supervisory Bodies:
  - Aachener Münchener Beteiligungsholding AG (Member of the Supervisory Board)
  - Deutscher Ring Lebensversicherung AG (Member of the Supervisory Board)
  - GAGFAH Gemeinnützige Aktien-Gesellschaft für Angestellten-Heimstätten,

13. DR. PETER LAMMERSKITTEN, Königstein, currently a member of the Management Board of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG
– Membership of Supervisory Boards / Supervisory Bodies:
  - Deutsche Bau- und Grundstücks-Aktiengesellschaft (Chairman of the Supervisory Board)
  - BHG Gesellschaft zur Betreuung von Haus- und Grundbesitz mbH (Chairman of the Supervisory Board)
  - DePfa-Bank Europe plc (Member of the Board of Directors)
  - DePfa Bau-, Verwaltungs- und Controlling GmbH (Chairman of the Advisory Board)
  - DePfa-Bank France S.A. (Deputy Chairman of the Management Board)
  - DePfa Immobilien Management AG (Deputy Chairman of the Supervisory Board)
  - DePfa Investment Bank Ltd. (Member of the Board of Directors)
  - DePfa IT Services AG (Deputy Chairman of the Supervisory Board)
  - DePfa USA Inc. (Member of the Board of Directors)
  - IBS Innovative Banking Solutions AG (Member of the Supervisory Board)
  - burgbad AG (Chairman of the Supervisory Board),

and

14. HANS W. REICH, Kronberg,
Spokesman of the Management Board of the Kreditanstalt für Wiederaufbau,
– Membership of Supervisory Boards / Supervisory Bodies:
  - ALSTOM GmbH (Member of the Supervisory Board)
  - Deutsche Telekom AG (Member of the Supervisory Board)
  - HUK-COBURG-Allgemeine-Versicherungs-Aktiengesellschaft (Member of the Supervisory Board)
  - Lebensversicherungs-Aktiengesellschaft der HUK-COBURG (HUK-COBURG-Leben) (Member of the Supervisory Board)
  - Krankenversicherungs-Aktiengesellschaft der HUK-COBURG (HUK-COBURG-Krankenversicherung) (Member of the Supervisory Board)
  - IKB Deutsche Industriebank AG (Member of the Supervisory Board)
  - RAG Aktiengesellschaft (Member of the Supervisory Board)
  - Thyssen Krupp Steel AG (Member of the Supervisory Board)
  - Haftpflicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschland a.G. (Member of the Supervisory Board)
  - HUK-COBURG Holding GmbH (Member of the Supervisory Board)
  - Deutsche Energie-Agentur GmbH (Member of the Supervisory Board),

be newly elected as Members of the Supervisory Board by the shareholders.

7. **Resolution on authorisation to acquire own shares in accordance with § 71 para. 1 No. 7 AktG (Companies Act)**
The Annual General Meeting on 20 June 2000 resolved under Point 7 of the Agenda to authorise the company to acquire own shares in accordance with § 71 para. 1 No. 7 AktG up to 15 December 2000. To date, no use has been made of this authorisation.

The Management and Supervisory Boards propose that the resolution under Point 7 of the Agenda for the Annual General Meeting on 20 June 2000 be rescinded, a new authorisation be granted and the following be resolved:

The company be authorised to acquire and sell own shares for the purposes of securities trading up to 19 December 2002. The portfolio of shares to be acquired for this purpose may not exceed 5% of the share capital of DePfa Deutsche Pfandbriefbank AG at the end of any one day. The lowest equivalent value at which a share can be acquired at any time will be set at the share's closing price in Xetra trading (or a comparable successor system) on the day on which the stock exchange was open for trading preceding the relevant purchase less 10%, the highest equivalent value is stipulated at this average closing price plus 10%.

8. **Resolution on authorisation to acquire own shares in accordance with § 71 para. 1 No. 8 AktG**
The Annual General Meeting on 20 June 2000 resolved under Point 8 of the Agenda to authorise the company to acquire own shares in accordance with § 71 para. 1 No. 8. Use was made of this authorisation to a small extent in April 2001 and shares amounting to approx. 0.04% of the share capital were acquired via the stock exchange. The aim of the purchase is to acquire a mini holding in DePfa Bank AG, which is a 99.9% subsidiary, in the form of a share swap. The Management Board will report to the Annual General Meeting on this matter.

The Management and Supervisory Boards propose that the resolution under point 8 of the Agenda for the Annual General Meeting on 20 June 2000 be rescinded if no use has been made of it to date, a new authorisation be granted and the following be resolved:

The company be authorised to acquire own shares up to a ceiling of 10% of the share capital for purposes other than securities trading in the period up to 19 December 2002. The acquisition must take place via the stock exchange or by means of a public offer to buy directed at all shareholders. In the event that shares are bought via the stock exchange, the acquisition price (without ancillary acquisition costs) or in the event that the shares are acquired via a public offer, the offer price (without ancillary acquisition costs) must not be more than 10% above or below the average closing price of the company's shares in Xetra trading (or a comparable successor system) on the three days on which the stock exchange is open for trading prior to the acquisition or the obligation to acquire the shares.

The Management Board be authorised, subject to approval by the Supervisory Board, to sell own shares acquired on the basis of this authorisation including in ways other than via the stock exchange or by offering them to all shareholders if the sale takes place at a price which is not significantly below the stock exchange price for the company's shares at the time of the sale. In this case the number of the shares to be sold together with the new shares, which were issued on the basis of an authorisation to increase the capital while excluding shareholders' subscription rights as defined in § 186 para. 3 Clause 4 AktG or on the basis of contingent capital as defined in §§ 221 para. 4, 186 para. 3 Clause 4 AktG may not exceed the ceiling of 10% of the share capital.

Subject to approval by the Supervisory Board, the shares purchased may also be sold outside the stock exchange without having to offer them to all shareholders in proportion to their holding in the company if this is done for the purpose of acquiring companies or holdings in companies.

The shares acquired may also, subject to approval by the Supervisory Board, be given to the holders of conversion or option rights instead of new shares from a contingent capital increase.

The Management Board be further authorised, subject to approval by the Supervisory Board, to withdraw own sharesacquired on the basis of this authorisation without any further resolution by the Annual General Meeting.

Report by the Management Board to the Annual General Meeting on the exclusion of subscription rights provided for under Point 8 of the Agenda in accordance with §§ 71 para. 1 No. 8 Clause 5, 186 para. 4 Clause 2 AktG

The Management Board has provided the following report on Point 8 of the Agenda on the reasons for the planned authorisation to exclude shareholders' subscription rights. The report will be available in the company's offices from the day on which the Annual General Meeting is called and at the Annual General Meeting for shareholders to examine. Upon request, the report will be sent to every shareholder immediately free of charge. The report contains the following items:

The authorisation envisaged under Point 8 of the Agenda also provides for authorisation of the Management Board, subject to approval by the Supervisory Board, to exclude shareholders' subscription rights up to the statutory ceiling of 10% of the share capital when using the ruling provided in § 186 para. 3 Clause 4 AktG for selling the company's own shares other than via the stock exchange or by offering them to all shareholders. Therefore together with the authorisation already contained in the Articles of Association (§ 4 para. 5, second bullet point) and the contingent capital, which is used excluding shareholders' subscription rights (§ 4 para. 7 of the Articles of Association), the own shares sold other than via the stock exchange or by offering them to all shareholders within the context of the authorisation in accordance with § 186 para. 3 Clause 4 AktG may not exceed 10% of the share capital. The company should also have the option of using own shares as consideration for acquiring holdings or to service conversion and option rights.

With the proposed authorisation the company requests the option of acquiring own shares in accordance with § 71 para. 1 No. 8 AktG as was the case last year. This would enable the company to acquire own shares of up to 10% of the share capital for purposes other than securities trading up until 19 December 2002. The number of shares the company is permitted to own is restricted by law to 10% of the share capital including the authorisation proposed under Point 7 of the Agenda (§ 71 para. 2 AktG). The acquisition can take place via the stock exchange or via a public offer to purchase at the prices stipulated in the authorisation and linked to the current stock exchange price. At the same time, the shareholders' rights and the rule on equal treatment are appropriately preserved.

The shares acquired can either be withdrawn with the result that the share capital is reduced or sold by public offer or via the stock exchange. These options also preserve shareholders' rights.

In addition, the company is requesting authorisation to sell the shares in other ways if this is done at a price which is not significantly below the stock exchange price applicable and the number of the shares to be sold together with other shares, which are issued on the basis of authorisations to increase capital excluding subscription rights as defined in §§ 186 para. 3 Clause 4 AktG or on the basis of contingent capital may not in total exceed the ceiling of 10% of the share capital. Any dilution of the value of shareholders' holdings will be avoided thanks to the close link to the current stock exchange price. The restriction to 10% of the total number of shares without shareholders' subscription rights from resales, approved capital and contingent capital takes account of the shareholders' interest in maintaining their pro rata voting rights. This gives the company the opportunity of offering the shares to domestic and international investors and expanding the shareholder base and consequently stabilising the value of the shares. It can adjust its equity flexibly to commercial requirements and react to favourable opportunities on the stock exchange.

In addition, the company shall be enabled to use the shares it has repurchased as consideration for the acquisition of corporate holdings. This procedure, which is already provided for in the legal grounds for § 71 para. 1 No. 8 AktG and is becoming increasingly normal practice in international circles, can lead to the more reasonable acquisition of investments. In certain cases, it can lead to available approved Tier III capital (§ 4 para. 6 of the Articles of Association) not being needed.

It is also requested that the company be allowed to use own shares it has acquired to satisfy the rights of holders of convertible debentures and warrants. As a result, the capital increase from contingent capital could be reduced if necessary so that any possible dilution effect is reduced still further.

Those shareholders who in accordance with § 15 para. 2 of the Articles of Association deposit their shares with

- DePfa Deutsche Pfandbriefbank AG
- a German notary or
- securities deposit bank

at the latest on 12 June 2001 until the end of the Annual General Meeting are entitled to attend the Annual General Meeting and exercise their voting rights. The deposit shall also be deemed proper if, with the approval of the depository agents, the shares are blocked by another bank until the end of the Annual General Meeting. In the event of the shares being deposited with a notary public or securities deposit bank, certification of the deposit must be handed to us in the original or as a certified copy by 13 June 2001.

Shareholders are advised that they can exercise their vote through an authorised proxy, a financial institution or a shareholders' association.

Yours sincerely

DePfa Deutsche Pfandbriefbank AG
The Management Board

Wiesbaden, May 2001